SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2009 and 2008.

Inversiones y Representaciones

Sociedad Anónima

Annual Report and Free Translation of the Financial Statements

For the Fiscal years ended

June 30, 2009 and 2008

CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) is Argentina’s largest real estate company and the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange (“BASE”) and on the New York Stock Exchange.

We are one of Argentina’s leading real estate companies. We are engaged, directly and indirectly through subsidiaries, joint ventures and strategic alliances, in real estate activities in Argentina. We have a range of diversified real estate related activities, including: (i) the acquisition, development and operation of office buildings and other rental properties; (ii) the acquisition, development and operation of shopping centers, (iii) the acquisition and development of residential property, mainly for future sale; (iv) the acquisition and operation of luxury hotels, (v) the acquisition of land reserves in strategic areas for future development and sale, and (vi) consumer finance. We currently own 21.34%‡ of Banco Hipotecario, one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

‡	This figure does not consider the effect of Banco Hipotecario’s treasury shares in its portfolio.

LETTER TO SHAREHOLDERS

To the Shareholders:

Fiscal 2009 has seen the global economy face one of the most challenging financial crisis in the past 80 years. Within this context and given the manifest slow-down in the level of activity, both at the global and local levels, our company is successfully going through this reality and implementing various actions geared towards strengthening and consolidating our business lines in the midst of the prevailing volatility. These actions rely on the support of our company’s management, the quality of our tenants and the characteristics and market position of our assets which continue to show high occupancy rates and cash generation, mainly in the real estate rental segments.

This allowed us to consummate the investment projects that are already underway and to support financially our consumer finance segment as the latter’s situation had worsened owing to the deterioration in the level of consumption, heightened delinquency levels and intensified scarcity of financing sources for such activity as a result of the growing risk perceptions in the markets in general and the suppression of the system of pension funds that had given momentum to this business through these pension funds’ portfolio investments. Specifically, in spite of the tighter financial conditions shown by the environment the Company has raised the necessary resources to complete and open the largest Shopping Mall in our portfolio as well as to provide the Consumer Finance business with a capital base in line with the current market conditions, thus strengthening its balance sheet and reinforcing its financial condition in the light of the very low capitalization that our business showed compared to its competitors.

Besides, the ever-changing financial environment has afforded select and unique opportunities that the Company has taken advantage of in order to strengthen its balance sheet situation. An example of these has been the realization of more than 19,000 square meters of rental office space considered non-strategic at prices close to US$3,000 per square meter in most cases. These values are in excess of the figures implicit in the valuation of the financial instruments issued by IRSA. On top of the completion of approximately 20,000 square meters of office space in Puerto Madero and also in Saavedra, adjacent to the Dot Baires Shopping Mall, the above shall undoubtedly contribute to improving the mix in our office portfolio, thus strengthening the liquidity and solvency of our assets. Furthermore, by the end of the fiscal year, IRSA and Alto Palermo had acquired more than 37% of the nominal value in US Dollars of the Negotiable Obligations issued by Alto Palermo in May 2007. Through these purchases we have invested our surplus in instruments for which the low prices at the time of acquisition reflected an excessive risk perceived by the market. This has also allowed us to reduce, simultaneously, IRSA’s consolidated debt held by third parties. For all the above reasons, these purchases of Notes issued by Alto Palermo clearly contributed to improving IRSA’s solvency indicators. Lastly, in the course of this fiscal year, IRSA increased its direct and indirect equity interest in Banco Hipotecario S.A. to 21.34%§, and the impact of this decision has been highly favorable in the determination of income for the fiscal year.

The following is a description of performance in each segment for the past year:

Shopping Center Segment: Despite the performance shown by the overall economic environment, the total sales of Alto Palermo’s tenants in this segment continued to rise compared to the previous fiscal year. The Company’s positioning in the Metropolitan area of the City of Buenos Aires and in Greater Buenos Aires continued to strengthen.

The performance in this segment continues to be robust as shown by its cash flow generation levels and its margins expressed as operating income over sales. Occupancy continues to be high at 98.6% levels.

§	This figure does not consider the effect of Banco Hipotecario’s treasury shares in its portfolio.

Regarding our expansion in Buenos Aires and in the provinces, our subsidiary Alto Palermo completed the construction of a new major shopping center, Dot Baires Shopping, in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway. This is one of our subsidiary Alto Palermo’s most important projects and one of the industry’s most significant developments in Argentina in recent years. This new Shopping Center is the eleventh in our portfolio: having started operations in the last quarter of our fiscal year, it showed full occupancy and offers almost 50,000 square meters in gross leasable area for retail stores. These retailers include international and local top brands, an anchor store (Falabella), a hypermarket (Walmart), ten movie theaters (Hoyts) including one Digital 3D movie theater and 2 Premium Class movie theaters, the first of their kind in Argentina and a high-end gym. This offer will allow us to attract public with very good purchasing power from the northern side of the City of Buenos Aires and northern Greater Buenos Aires. Proof of this is the high number of visits and sales shown by Dot Baires in the first months since its opening.

Consumer Financing Segment: The results of the segment have been affected by an increase in delinquency rates caused by the deterioration in the actual salary of our portfolio customers, plus increases in the costs of financing and company structure brought about by the conditions prevailing at this juncture. The suppression of the pension fund management system, which had been giving momentum to this business through the pension funds’ portfolio investments in financial trusts whose underlying assets were consumer loans, magnified the impact on this segment, in addition to the reforms in the tax structures that also impacted on the operation of those financial trusts. This prompted Tarshop to review the general economic prospects and the particular features of the activities carried out in this segment and to take steps to strengthen it. Tarshop has been endowed with a capital base in line with the current market conditions through a capital and irrevocable contributions for Ps. 165 million aimed to strengthen its balance sheet, reinforce its financial position and reposition Tarshop in the midst of the complex situation shown by the financial trust market through which Tarshop obtains resources to fund its activities. The capitalization also aimed to put Tarshop capital base in line with that of its competitors. This financial aid was accompanied by steps aimed at streamlining structure costs at the points of sale and at the centralized areas under lease. In addition, actions have been put in place to re-design the structure in distribution channels, to implement changes in the financing plans offered to retailers and to optimize the procedure to grant loans and to make collections, whilst in turn we established stricter allowance policies.

Numbers-wise, the negative financial, operating and delinquency results seen in the first quarters of the fiscal year started to be offset by improved capitalization, a drop in bad loan charges and a decrease in operating expenses posted in the last portion of the fiscal year due to the measures put in place.

The above notwithstanding, we continue to work with a view to optimizing performance at Tarshop, to help it stabilize its operating procedures in the challenging environment envisaged for the future in the Consumer Finance market.

Office and Non-shopping Center Rental Properties Segment: This segment has experienced a major recovery in terms of prices stated in US Dollars and occupancy levels since the 2002 crisis and until late calendar 2008. Since then, a change in trends has been perceived where rental values started to contract and vacancy levels started to rise owing to the international crisis: at that juncture, companies began to postpone decisions as a result of the prevailing uncertainty. Vacancy levels in the class AAA office market are around 6% compared to the 3% vacancy levels posted a year earlier, with rentals ranging from US$ 30 per square meter to US$ 35 per square meter.

With respect to our portfolio, although vacancy levels are around 9% as a result of the pace of absorption of the square meters added through the acquisition of the República Building (it is to be noted here that a major portion of the 64% of its occupied surface area was leased in the course of this fiscal year at values ranging from US$ 37 per square meter to US$ 40 per square meter), the rates established in the lease agreements have not yet been marked up to the market values noted in the preceding paragraph in a significant portion of the properties making up our portfolio of assets. Therefore, we consider that the performance shown by income in this business segment should be very favorable in the coming fiscal years, in so far as they are marked to market at values that are not lower than the current ones. Let us bear in mind that our company relies on a unique and unrepeatable portfolio of rental properties, with first-rate lessees, all of which has a bearing on cash flow generation capacity in this segment.

As a result of a more conservative assessment of the market prospects, throughout the fiscal year we decided to optimize the mix in our rental office portfolio. Almost simultaneously with the completion of the AAA office building at Dock IV in Puerto Madero, for which we have secured leases for approximately 90% of its surface area at US$ 30 per square meter, and with the completion of the construction works pertaining to the office building adjacent to Shopping Dot Baires (which will be in operational conditions in early calendar 2010), we have sold more than 19,000 square meters of gross leasable area in properties that we consider to be non-strategic in terms of the positioning of our portfolio. Amongst the sales closed, we can highlight: office building at Reconquista 823, 100% of our ownership interest in Laminar Plaza in the Catalinas neighborhood (5 stories), about 30% of the square meters we owned in Libertador 498 and about 50% of the square meters we owned in Dock del Plata. With this re-distribution we seek to attain a more solid positioning in our office assets while increasing solvency and liquidity to tap into opportunities that may arise in the future.

Development and Sale of Properties Segment: In the course of this fiscal year, we moved forward with the works pertaining to projects that were underway at the end of the previous fiscal year and with the sale and execution of deeds for units completed in other undertakings. We completed the execution of deeds for the units in Torre Renoir I and made headway with the sales of lots in Abril-Hudson. In December we started with the pre-sales of units in Caballito Nuevo: completion of these works is at 80%. Also, we have already signed preliminary bills of sale for 99% of the units to be constructed in the Horizons Project in Vicente Lopez, in partnership with Cyrela: they are estimated to be completed in fiscal 2011. Additionally, in this period, the income shown by this segment reflects the amounts resulting from the realization of office assets as mentioned above.

Within an increasingly volatile international context, opportunities have arisen for the acquisition or development of real estate outside Argentina that the Company has been analyzing and executing when these opportunities were appealing. We believe that the know-how in real estate gained by the Company throughout the years as well as its access to capital markets will allow the Company to successfully face the challenges envisaged. In this respect, during the fiscal year we have acquired a minority interest in a company organized in the State of Delaware, US, whose main asset consists in a highly distinctive office building in New York that is considered an architectural icon in the midst of Midtown Manhattan.

In view of the strong cash generation that the Company has been showing, the quality of its assets, its franchise to access the capital markets and the agility to tap into market opportunities and to adapt to circumstances, we are confident that we will continue to strengthen each one of our business lines and that this will lead to the formation of a unique Real Estate portfolio in Argentina while safeguarding the solvency and liquidity of our Company.

The potential wielded by IRSA can only materialize through the joint efforts of our Shareholders, Creditors, Directors, Tenants, Customers, Suppliers, Employees and the Community at large as they also play the lead role in our current performance. It is to them that I wish to extend our gratefulness for their permanent efforts and commitment to the objectives of the organization.

Saúl Zang
Vice-president I
Acting as President

City of Buenos Aires, September 8, 2009

MACROECONOMIC CONTEXT

International Context

The global economy has been severely affected by the financial crisis and the slow-down in the level of global activity. According to IMF estimates, the actual GDP of the developed economies shrank by 7.5% in the fourth quarter of 2008 and it is estimated that in the first quarter of 2009 GDP continued to decrease at a similar rate, which would turn this into the most severe global recession in five decades.

Since the beginning of the financial crisis until June 2009, the IMF calculates that GDP per capita at the global level has decreased by 3.68% on a weighted basis, industrial production fell by 6.23%, total imports and exports shrank by 11.75%, the consumption of oil shrank by 1.5%, that unemployment (in percentage changes and only in the developed economies) rose by 2.56%, that capital flows (as a percentage of GDP) diminished by 6.18%, consumption per capital fell by 1.11% and that there has been an 8.74% decrease in investments.

With the global economic activity cooling fast, inflationary pressures sustained an equally rapid dissipation. The prices of raw materials fell considerably compared to the peaks posted in midst-2008, which brought about a loss of revenues in the economies that export these products, mainly in Latin America and Africa. At present, and despite a recovery, the prices have not yet returned to the peaks reached in the year 2008.

Although this recession is driven by a major drop in the level of activity in the developed economies, emerging economies have sustained its impact as well due to the high degree of contagiousness and synchronicity that prevails in today’s world.

Most probably, it is the US economy that has taken the hardest blow from the financial strains and the deceleration in the home sector. However, Western Europe and the developed economies of Asia have been seriously affected by the collapse in global trade and their worsening financial difficulties. The economies in the emerging markets have also encountered problems and in aggregate numbers, they have shrunk by 4% in the fourth quarter of 2008.

The varying policy measures adopted in connection with this situation range from expansive monetary measures, capital injections by some governments and a broad range of liquidity supply services to fiscal stimulus programs. Although they have not been entirely efficacious for stabilizing the financial markets and curbing the drop in production in the short term, they would seem to be yielding a positive outcome in stabilizing the situation in the medium term.

Existing prospects are uncertain. The main concern is to elucidate whether the policies were insufficient to tackle the current global recession or if the fiscal policies currently in force will effectively restart the global economic activity in the medium term.

Even though trust in the financial markets is still scarce, since the G-20 meeting in early April 2009, there have been encouraging signs of economic recovery. Both France and Germany have recently announced that they are no longer in recession as GDP had grown by 0.3% in the second quarter of 2009 whereas China announced that its industrial production had grown by 8.9% in May compared to 7.3% in April.

Subsequent to the close of the fiscal year, signs of recovery such as increases in the level of economic activity started to show in some developed economies, a decrease in the unemployment rate in the US and improvements in the prices of homes in the US.

The Argentine Economy

Within this international context, Argentina’s GDP has succeeded in maintaining favorable performance during the year 2008, with 6.8% economic growth according to official sources. In the year 2009 to date, however, a slow-down has been perceived in the level of activity: the EMAE indicator, a monthly estimate of economic activity, has picked up that May 2009 did not show variations compared to May 2008, which is read as a sign of recession. Besides, Estudio Broda & Asoc. forecasts negative growth, at 4%, for the whole calendar 2009.

As regards the Aggregate Demand, Total Consumption continues to be its main component. In this respect, during the first 3 months of calendar 2009, the relative weight of Total Consumption was about 70%.

In late 2008, consumption showed to be growing at slower rates, driven mainly by Private Consumption. According to Centro de Economía Regional y Experimental (CERX), in the first quarter of 2009 consumption dropped by 1.4% year-on-year and it is estimated that for calendar year 2009, private consumption would drop by 2.2% as a consequence of the reduction in actual salaries, the difficulties encountered by borrowers to honor their debts and the existence of uncertainty.

The drop in actual salaries would be due to an inflation rate that according to private sources would exceed the 16.43% salary raise in the course of fiscal year 2009. It is worth noting that a comparison of March 2009 to December 2008 points to a 15% increase in unemployment. However, it is important to note that this increase was due to the rise in the Economically Active Population (PEA, in Spanish) as the level of activity remained constant during the period under consideration.

Gross Domestic Fixed Investment (IBIF, in Spanish) appears to be one of the components of demand that shrank the most during the period (it posted a 14.2% drop in the first quarter of 2009) according to official sources. This decrease is explained by the reduction in investments in construction and the drop in durable production equipment (mainly imported components).

The use of installed capacity in the industrial sector stood at 70.8% in June 2009. This entails a 1.4% reduction compared to the situation a year earlier. The sectors that were most adversely affected were the basic metal industries and the car-making, textile and oil refining sectors. Despite the drop in the general level, there were sectors that performed favorably, including chemical substances and products, rubber and plastics production, tobacco and the food and beverages sectors.

As regards constructions, according to the Summary Indicator of Construction Activities (ISAC, in Spanish), this sector has accumulated a 2% decrease year-on-year during the first six months of the year.

In spite of the international crisis, during the first six months of this year the external sector showed a USD 9,861 million surplus in the trade balance, with a 93% positive variation year-on-year, according to official sources, continuing with the trend shown in 2008. Total exports amounted to USD 27,250 million compared to the USD 17,389 million disbursed in exchange for imports. This means that during the first six months of 2009 exports fell by 19% year-on-year whereas imports fell by 38%.

As regards exports, the decrease in their amount would be explained by a drop in the export prices that could not be offset by the increase in the quantities sold. As regards imports, the decline would be explained by a decrease in the prices and the quantities imported.

As regards public finances, according to the Ministry of Economy, in the year 2008 the primary result yielded by the Public Sector was Ps. 28,148 million, i.e., 33% above the figure posted for 2007.

In November 2008 and as set forth in Section 1 of Law No. 26,245, the Comprehensive Pension and Retirement System was unified into a single government-run social security system that has been named Argentine Integrated Social-Security System (SIPA, in Spanish) to be funded through a solidarity-based pay-as-you-go system that guarantees that the members and beneficiaries of the capitalization system that had been in place until the enactment of Law No. 26,245 will receive identical coverage and treatment as that afforded by the government-run social security system. With this reform, the privately-run pension fund management system disappeared and the funds accumulated by the pension fund managers have been transferred to Argentina’s social security authorities (Administración Nacional de Seguridad Social - ANSeS), an autarchic government agency that has been entrusted with managing the balances previously held by pension fund managers.

According to Estudio Broda & Asoc., in the year 2009 to date, tax collections have been adversely affected and surpluses have shrunk. From a year-on-year 34.8% growth in the first half-year of 2008, tax collections only grew by 8% year-on-year in the same period of 2009 without considering the effect of the transfer of pension fund managers; if this effect were considered, the growth in tax revenues would be 14.6%. The growth in tax revenues in this six-month period was driven by the Social Security revenues. The Government has not significantly curbed its Primary Expenditures in the period (they grew by 30.9% year-on-year).

In connection with inflation, it is to be noted that there are discrepancies amongst analysts and pundits as regards the criteria used to measure the Consumer Price Index as published by the Argentine Institute of Statistics and Censuses (INDEC).

According to INDEC, the Consumer Price Index for Greater Buenos Aires would show inflation at approximately 2.17% in the period January through June 2009, whereas the “Consumer Price Index for the rest” (INDEC’s approach to underlying inflation excluding prices that are regulated and prices that vary according to the season, such as food, apparel, tourism and education) showed a 1.5% increase. Likewise, there are discrepancies as regards the set of available indicators, as follows: Wholesale Domestic Price Indices (IPIM) (3.1% since December 2008) and Production Cost Index (ICC) (4.4% since December 2008).

For the year 2008, the Consumer Price Index for Greater Buenos Aires would show a year-on-year variation at December 2008 of 7.23%. Besides, the “Consumer Price Index for the rest” shows an 8.69% increase for the same period. The other indicators show again major discrepancies, as follows: Wholesale Domestic Price Indices (IPIM) (8.4% for 2008), Production Cost Index (ICC) (20.71% for 2008) and Index of GDP Implied Prices (IPI) (19.1% for 2008).

Finally, it is worth noting that amongst private estimates, the Consumer Price Index for 7 Provinces which had been showing significant correlation to the Consumer Price Index for Greater Buenos Aires until the year 2007, is now at around 20%. Other private consultants estimated prices to have risen by no less than 13% in the year to date and there were some others that calculated inflation to be about 23% for the year 2008 on the basis of their own surveys.

Closely related to monetary decisions is the Country Risk issue. In the year 2009 to date, Argentina exhibited the greatest volatility as measured by this indicator compared to the other countries in the region. As a result, access to external financing has been restricted during the past year. Towards the end of 2008 and as a result of the domestic and international contexts, this indicator skyrocketed due to the scarcely favorable expectations for Latin America as a whole. However, during the last quarter of fiscal 2009, the indicator pointed to a downward trend, particularly in Argentina, as a result of expectations that already assumed that the international financial crisis would adversely affect the region.

Country Risk in Latin America

As a result of Country Risk volatility in October and November 2008, there was no access to external financing. On top of the heavy restrictions upon liquidity in the domestic market, the situation described exerted pressure on the interest rate applied to deposits held at private banks at 30 days, which exhibited major peaks in October and November 2008 and hit all-time highs close to 25% thus placing severe limitations on local funding during fiscal 2009. This notwithstanding, the BCRA’s strategy consisted in allowing the rate to fluctuate until it reached the levels fixed by market expectations and by the end of fiscal 2009 rates were close to 13%.

As concerns the currency and terms of deposits, in the last month of fiscal 2009 a preference was perceived for assets with higher liquidity and for deposits in foreign currency. The latter rose by 77.06% during fiscal 2009.

As a consequence of the symptoms of the international financial crisis, the remittance of foreign currency abroad amounted to US$ 11,195 million for the first six months of calendar 2009.

Besides, in connection with the nominal foreign exchange rate, the policy that entailed a preventative accumulation of foreign currency, which reached US$ 46,026 million as of June 30, 2009, dispelled any doubts about the ability of the Central Bank to maintain the value of the currency.

During fiscal 2009 the actual multilateral exchange rate was also affected by the decrease in the level of exports discussed above. However, the index started to recover in December and reached the end of fiscal 2009 with a value that was 2.5% higher than the index at June 30, 2008.

Within this context, the monetary policy implemented by the Central Bank consisted in using the money in circulation plus deposits in checking accounts and savings accounts (which represent the monetary aggregate known as M2) to exert indirect influence on the interest rate. In the year 2009 to date, the Central Bank attained the objectives established in its Monetary Program 2009 exerting influence over the level of money in circulation through purchases and sales of treasury securities, purchases and sales of foreign currency, transactions with the public sector and repo transactions.

The following table shows the main indicators that summarize the performance of the Argentine economy since the 2001 crisis.

Main Indicators

	2001	2002	2003	2004	2005	2006	2007	2008
Actual GDP Growth (in %)	-4.40%	-10.90%	8.80%	9.00%	9.20%	8.50%	8.50%	7.00%
Inflation (Combined prices) in % *	-1.70%	49.40%	16.00%	5.90%	9.10%	9.80%	8.50%	6.80%
Unemployment Rate ***	20.50%	20.70%	14.50%	13.00%	10.10%	8.70%	7.60%	7.30%
Primary Surplus (w/o privatizations) in % of GDP	0.50%	0.70%	2.30%	3.90%	3.70%	3.50%	3.20%	3.10%
Exports - FOB (US$ million)	26,610	25,710	29,565	34,550	40,107	46,569	55,779	70,021
Imports - CIF (US$ million)	20,320	8,991	13,834	22,447	28,688	33,500	44,706	57,423
Trade balance (US$ million)	6,289	16,719	15,731	12,103	11.419	12,410	11,073	12,598
Balance of Payments Current Account (US$ billion)**	-3,291	8,673	7,659	3,349	5,705	8,053	7,466	7,034

Source: I NDEC

(*)	Consumer Price Index – Greater Buenos Aires - INDEC

(**)	On an accrual basis

(***)	Country average (as a % of Economically Active Population)

Our Segments

As regards performance in the shopping center market, we can assert that although certain signs have pointed to a slow-down in consumption in the economy overall, sales in shopping centers continued to perform favorably during the last fiscal period. Based on the most recent data available at INDEC, the first quarter of calendar 2009 showed a new improvement in total consumption which translates into a positive 1.5% year-on-year change in the private component and a 6.8% positive change in the public component.

Evidence of the rise in retail consumption, according to official data, can be found in the increased volumes of sales posted as regards shopping centers. In June this year, shopping center sales without the seasonality effect pointed to a positive year-on-year 16.2% change whereas total sales as posted in the first half of calendar 2009 show a 3% year-on-year increase compared to the same period in the previous year.

Since the 2002 crisis and until the end of calendar 2008, the office rental market showed a major recovery in terms of rental value denominated in US Dollars and occupancy levels. However, according to a report prepared by Colliers, this sector has started to show a change in trends. At the end of the second quarter, according to the report, the vacancy rate is 6.2% and there has been a 15% drop in values compared to December 2008. These changes are mainly due to changes in the economic outlook: in view of the prevailing uncertainty, companies postponed their decisions in this respect.

The construction industry, though still expanding, has sustained a deceleration. According to the data compiled by the Argentine Institute of Statistics and Censuses (INDEC) in its Summary Indicator of Construction Activities (ISAC in Spanish), activities in the first half of 2009 have increased by 2% compared to the same period a year earlier.

Inflationary pressures have been affecting construction costs: the margins obtained by constructors are shrinking and thus a reduction is expected in the number of works to be carried out. According to INDEC, during the first half of the year 2009 the surface to be constructed, measured in terms of the permits issued for private works, fell by 19.3% compared to the same period of the previous year. According to data compiled by the Argentine Real Estate Chamber, the offerings of home rentals in the City of Buenos Aires rose by 50% in recent months and thus monthly lease prices decreased by close to 10%. It is to be noted that there are no expectations in Argentina pointing to a sub-prime mortgage loan crisis affecting the price of homes as has been the case in other economies because in Argentina mortgage loans to be applied to homes still represent less than 2% of GDP.

The hotel sector, particularly five-star hotels, was favored in these past years by the increase in the inflows of tourists with high purchasing power. However, according to the Secretariat of Tourism, during the first half of 2009, the number of non-resident tourists arriving in Argentina has been estimated to show a negative 13.13% variation compared to the same period a year earlier due to the slow-down in global growth.

BUSINESS

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the origination, securitization and management of credit card receivables,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2008 and 2009, we had total assets of Ps. 4,472.0 million and Ps. 4,936.0 million, respectively and shareholders’ equity of Ps. 1,924.2 million and Ps. 2,095.7 million, respectively. Our net income/(loss) for the fiscal years ended June 30, 2007, 2008, and 2009 was Ps. 107.1 million, Ps.54.9 million, and Ps. 158.6 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 21.34%** of Banco Hipotecario, one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo S.A. Alto Palermo operates and owns majority interests in eleven shopping centers, seven of which are located in the Buenos Aires metropolitan area, and the other four are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. Our Shopping center segment had assets of Ps. 1,705.0 million as of June 30, 2008 and Ps. 2,016.9 as of June 30, 2009, representing 38.1% and 40.9%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.182.3 million and Ps. 214.9 million during our 2008 and 2009 fiscal years respectively, representing 71.5% and 72.7%, respectively, of our consolidated operating income for such years.

Consumer Finance. We are engaged in the consumer finance business through our majority-owned subsidiary, Tarshop S.A. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial part of our credit card advances through securitization of the receivables underlying the accounts we originate. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. The consumer finance segment had assets of Ps. 134.1 million as of June 30, 2008, and Ps. 178.6 million as of June 30, 2009, representing 3.0% and 3.6%, respectively, of our consolidated assets at such dates, and generated an operating loss of Ps.17.7 million and an operating loss of Ps. 125.4 million for our 2008 and 2009 fiscal years, respectively, representing (6.9)% and (42.4)%, respectively, of our consolidated operating income/(loss) for such years.

Residential developments. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of Ps. 462.9 million as of June 30, 2008,

§§	This figure does not consider the effect of Banco Hipotecario’s treasury shares in its portfolio.

and Ps. 507.8 million as of June 30, 2009, representing 10.4% and 10.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 19.3 million and Ps. 121.2 million during our 2008 and 2009 fiscal years, respectively, representing 7.6% and 41.0%, respectively, of our consolidated operating income/(loss) for such years.

Office buildings. In December 1994, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2009, we directly and indirectly owned a majority interest in 17 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 156,000 square meters of gross leaseable area. Our Offices and other non-shopping center rental properties segment had assets of Ps. 1,056.5 million as of June 30, 2008, and Ps. 1,014.9 million as of June 30, 2009, representing 23.6% and 20.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.52.9 million and Ps. 76.5 million during our 2008 and 2009 fiscal years, respectively, representing 20.8% and 25.9%, respectively, of our consolidated operating income for such years.

Hotel operations. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires, and later, we sold a 20% interest to an affiliate of Hoteles Sheraton, and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotel operations segment, which consists of these three hotels, had assets of Ps. 252.0 million as of June 30, 2008, and Ps. 246.4 million as of June 30, 2009, representing 5.6% and 5.0%, respectively, of our consolidated assets at such dates, and generated income of Ps.18.0 million and Ps. 8.6 million during our 2008 and 2009 fiscal years, representing 7.1% and 2.9%, respectively, of our consolidated operating income for such years.

Banco Hipotecario. We currently own 21.34%†† of Banco Hipotecario, Argentina’s leading mortgage lender. We acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, for Ps.6.0 million, generating a loss of Ps.1.6 million. During fiscal year 2009, IRSA and its subsidiaries increased their interest in Banco Hipotecario by acquiring 143,627,987 shares representative of 9.58% of its capital stock for Ps. 107.5 million, equivalent to a 21.34%‡‡ investment in Banco Hipotecario held in the form of Class D shares, which are currently entitled to three votes per share, affording us a right to 33.30% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2009, our investment in Banco Hipotecario represented 10.9% of our consolidated assets, and during our fiscal years ended June 30, 2006, 2007, 2008 and 2009, this investment generated income for Ps.47.0 million, Ps.41.4 million, losses for Ps. 12.4 million, and income for Ps. 142.1 million, respectively.

Business Strategy

We seek to take advantage of our position as a leading company in Argentina dedicated to owning, developing and managing real estate. Our business strategy seeks to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through the organization of partnerships with other developers.

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, (i) a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and (ii) a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by taking advantage of economies of scale to improve the operating margins of our diversified portfolio of existing shopping centers and by developing new properties at strategic locations in Buenos Aires and other important urban areas, including in Argentine provinces and elsewhere in Latin America. The shopping center business is at present the strongest source of cash generation of our subsidiary Alto Palermo.

††	This figure does not consider the effect of Banco Hipotecario’s treasury shares in its portfolio.

Consumer finance. We have developed a credit card consumer finance business through Tarshop S.A., our controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores.

Residential properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in other market segments left unattended until now. In this sense, IRSA-CYRELA will develop residential real estate projects in Argentina for purposes of increasing our presence in this business, by offering own financing to its customers.

Office buildings. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. The rooms we have in Hotel Sheraton Libertador, Hotel Llao Llao and Hotel Inter Continental when taken as whole amount to 710.

Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario is leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of New York. We believe that our 21.34%§§ investment in Banco Hipotecario is interesting in the long-term. Unlike other countries, Argentina has a low level of mortgages outstanding measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future.

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. According to our business strategy, the company will be able to make future real estate investments inside and outside Argentina as long as we identify investment and development attractive opportunities.

§§	This figure does not consider the effect of Banco Hipotecario’s treasury shares in its portfolio.

Description of Operations

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2009, we directly and indirectly owned interests in 24 office and other rental properties in Argentina which comprised 252,949 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 156,000 square meters of gross leaseable area. For fiscal year 2009, we had revenues from Offices and other non-shopping center rental properties of Ps.147.7 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2009 the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 94.0%. Eight different tenants accounted for approximately 38.0% of our total revenues from office rentals for fiscal year 2009: Exxon Mobile Business, Price Waterhouse, Unilever Argentina, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases. We lease our offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties. The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leasable Area Sqm (1)	Occupancy rate (2)	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income			Book value Ps./000 (5)
						for the fiscal periods (in Ps./000) (4)
						2009	2008	2007
Edificio República	04/28/08	19,884	64%	100.0%	1,686	17,114	203	—	224,478
Torre Bankboston (6)	08/27/07	15,891	100%	100.0%	1,522	19,670	15,688	—	157,894
Bouchard 551	03/15/07	23,378	96%	100.0%	1,803	20,342	12,678	3,925	152,898
Intercontinental Plaza (7)	11/18/97	22,535	100%	100.0%	1,994	18,372	12,496	10,977	86,517
Dique IV (8)	12/02/97	11,298	89%	100.0%	1,151	1,743	—	—	66,984
Bouchard 710	06/01/05	15,014	100%	100.0%	1,628	17,379	12,931	8,900	66,283
Maipú 1300	09/28/95	10,280	100%	100.0%	998	9,890	8,107	6,006	39,670
Libertador 498 (9)	12/20/95	7,433	100%	100.0%	748	9,285	8,551	6,307	27,199
Costeros Dique IV	08/29/01	5,437	90%	100.0%	449	5,056	4,603	1,987	19,699
Edificios Costeros	03/20/97	6,389	59%	100.0%	303	4,082	3,896	3,124	17,373
Dock Del Plata (10)	11/15/06	3,985	80%	100.0%	320	6,083	6,945	3,103	12,691
Suipacha 652/64	11/22/91	11,453	100%	100.0%	531	3,820	2,480	1,398	11,388
Madero 1020 (11)	12/21/95	114	100%	100.0%	2	32	89	97	269
Laminar Plaza (12)	03/25/99	—	N/A	100.0%	—	5,327	5,607	4,631	—
Reconquista 823/41 (12)	11/12/93	—	N/A	100.0%	—	2,087	2,256	1,139	—

Offices - other (13)	N/A	2,909	89%	N/A	89	1,189	1,385	1,289	7,954
Subtotal Offices		156,000	91%	N/A	13,224	141,471	97,915	52,883	891,297

Other Non-Shopping Center Rental Properties
Commercial Properties (14)	N/A	312	—	N/A	—	209	188	242	3,626
Museo Renault	12/06/07	1,275	100%	100.0%	30	356	204	—	4,877
Santa María del Plata	07/10/97	60,100	100%	90.0%	84	959	958	1,043	12,496
Thames (7)	11/01/97	33,191	100%	100.0%	51	607	607	607	3,899
Other properties (15)	N/A	2,072	100%	N/A	6	2,207	220	168	5,721
Subtotal Other Rental Properties		96,950	100%	N/A	171	4,338	2,177	2,060	30,619

Related fees (16)		N/A	N/A	N/A	—	1,940	2,067	740	N/A
TOTAL OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES (17)		252,950	94%	N/A	13,395	147,749	102,159	55,683	921,916

Notes:

(1)	Total leaseable area for each property as of June 30, 2009. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2009.

(3)	Agreements in force as of 06/30/09 for each property were computed.

(4)	Total leases consolidated by application of the method under Technical Resolution RT21.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6)	472 leasable square meters were sold in December 2008.

(7)	Through Inversora Bolivar S.A..

(8)	The building was occupied on May 15, 2009.

(9)	In the period January through March 2009, the square meters sold amounted to 3,099.

(10)	In the period December 2008 through April 2009, 3,937 leasable square meters were sold.

(11)	In the period February through April 2009 26 parking spaces were sold.

(12)	The property was completely sold in April 2009.

(13)	Includes the following properties: Madero 942 (fully sold as of June 30, 2009), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).

(14)	Includes the following properties: Constitución 1111, Crucero I (fully sold as of June 30, 2009); Retail stores in Abril (wholly assigned) and Casona in Abril (through IRSA and IBSA).

(15)	Includes the following properties: one unit in Alto Palermo Park (through IBSA), Constitución 1159 and Torre Renoir I (through IRSA) and others.

(16)	Revenues from building management fees.

(17)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to our Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2010	55	61,995	61%	52,856,655	33%
2011	51	52,510	22%	51,100,596	32%
2012	42	37,159	16%	51,857,814	32%
2013+	4	3,155	1%	4,005,146	3%
Total	152	154,819	100%	159,820,211	100%

Includes Offices which contract has not been renewed as of June 30, 2009.

Does not include vacant leased square meters.

Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2009	2008	2007
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 551	96	100	100
Dock del Plata	80	100	100
Libertador 498	100	100	100
Maipu 1300	100	100	100
Laminar Plaza (3)	N/A	100	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	59	89	96
Costeros Dique IV	90	100	96
Torre Bankboston	100	100	N/A
República	64	19	N/A
Dique IV	89	N/A	N/A
Other (2)	89	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2009, 2008 and 2007 considering the total leaseable office area for each year.

(2)	Includes the following properties: Madero 942 (sold in October 2008) , Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

(3)	This property was fully sold in April 2009.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2009, 2008 and 2007:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2009	2008	2007
	(Ps/sqm)	(Ps/ sqm)	(Ps/ sqm)
Offices
Intercontinental Plaza	717	555	487
Bouchard 710	1,158	861	623
Bouchard 551 (2)	870	458	118
Dock del Plata (3)	908	877	392
Libertador 498 (4)	1,005	812	634
Maipu 1300	962	789	597
Laminar Plaza (5)	817	860	710
Madero 1020	281	414	450
Suipacha 652/64	416	217	123
Reconquista 823/41 (5)	334	450	236
Edificios Costeros	639	610	504
Costeros Dock IV	930	847	387
Torre Bankboston (6)	1,238	992	N/A
República	861	55	N/A
Dique IV (7)	154	N/A	N/A
Other (8)	326	448	429

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.

(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.

(3)	3,937 leasable square meters were sold in the period December 2008 through April 2009.

(4)	3,099 leasable square meters were sold in the period January through March 2009.

(5)	The property was fully sold in April 2009.

(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year ended June 30, 2008.

(7)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.

(8)	Includes the following properties: Madero 942 (sold in October 2008), Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia and Banco Itaú.

Torre Bankboston. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 50% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile , Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A. and Regus Business Centre S.A..

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Cognizant Technology Solutions de Arg. S.A..

Dique IV, Puerto Madero. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Libertador 498, Ciudad de Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the City of Buenos Aires. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 12 stories with an average area per floor of 620 square meters and of 209 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Alfaro Abogados S.C., Sideco Americana S.A. , LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Techint Cía. Técnica Internacional S.A.C.I. and Trafigura Argentina S.A.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leaseable area of 6,389 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Italcred S.A., Coty Argentina S.A., Olga Cossettini 1545 S.A. and Somos Tres S.R.L.

Dock del Plata, City of Buenos Aires. Dock del Plata is an office building located at Alicia Moreau de Justo 400 in the Puerto Madero area acquired by the Company in November 2006. It is a 4-story building with an average surface per floor of 1,500 square meters and with 309 units of parking space. In the fiscal period ended June 30, 2009 the retail stores and 4 functional units were sold, with the office leasable area now being 3,985 square meters. At present, the main tenants include AT & T Communications Serv. S.R.L., MCO LEX S.R.L and CA Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2009. Among these properties are Madero 942 (sold in October 2008), Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties as of June 30, 2009 includes 10 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two leased undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

During fiscal 2009 the Company executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$ 52 million. These transactions include, though are not limited to, 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2010.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2009, Alto Palermo operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the other four of which are located in the Argentine provinces, in the cities of Salta, Rosario, Mendoza and Córdoba.

As of June 30, 2009, we owned 63.3% of Alto Palermo and Parque Arauco S.A. owned 29.6%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2009, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

As of June 30, 2009, Alto Palermo’s shopping centers comprised a total of 287,542 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For the period ended June 30, 2009, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.5%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2009:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Annual Rental Income For the fiscal years (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
					2009	2008	2007 (12)
Shopping Centers (6)
Panamerican Mall (7)	12/01/06	49,731	80.0%	99.9%	8,499	—	—	557,852
Abasto (8)	07/17/94	37,604	100.0%	99.8%	77,773	69,639	56,380	172,586
Alto Palermo	12/23/97	18,635	100.0%	100.0%	82,450	69,847	57,345	156,665
Patio Bullrich	10/01/98	11,741	100.0%	99.6%	31,537	28,864	25,368	96,903
Mendoza Plaza Shopping	12/02/04	41,118	100.0%	96.8%	25,478	24,232	18,779	85,294
Alto Avellaneda	12/23/97	37,298	100.0%	100.0%	47,488	39,958	31,249	84,624
Alto Rosario Shopping (8)	11/09/04	28,640	100.0%	95.0%	24,141	20,040	15,464	79,436
Paseo Alcorta	06/06/97	14,385	100.0%	97.9%	39,067	37,293	31,241	74,020
Córdoba Shopping Villa Cabrera	12/31/06	15,789	100.0%	96.4%	11,262	10,577	3,810	69,195
Alto Noa	03/29/95	18,851	100.0%	99.9%	10,838	9,598	6,635	23,081
Proyecto Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,127
Buenos Aires Design	11/18/97	13,750	53.7%	98.8%	12,965	12,020	10,359	11,306
Fibesa and others (10)	—	N/A	100.0%	N/A	16,431	21,402	13,636	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	8,804	1,925	—	—
TOTAL SHOPPING CENTERS		287,542	94.9%	98.5%	396.733	345,395	270,266	1,423,089

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Effective interest of Alto Palermo in each business unit. We have a 63.34% in APSA.

(4)	Represents the total leases consolidated by application of the RT21 method.

(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.

(6)	Owned through APSA.

(7)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.

(8)	Excludes Museo de los Niños. (Abasto 3,732m2; Rosario 1,261m2)

(9)	Land for the development of a Shopping Center.

(10)	Includes revenues from Fibesa S.A. and others.

Our Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	Ps.	Ps.	Ps.
Abasto	573,814,588	720,398,373	774,496,092
Alto Palermo	502,220,444	631,821,667	745, 008,569
Alto Avellaneda	418,349,117	560,693,754	696,502,305
Paseo Alcorta	321,948,304	385,515,939	374,756,633
Patio Bullrich	226,200,714	271,411,516	274,923,406
Alto Noa	130,318,508	173,998,891	211,353,264
Buenos Aires Design	110,722,931	132,952,563	129,072,350
Mendoza Plaza	337,757,597	433,394,266	436,599,085
Alto Rosario	204,430,069	271,331,827	318,443,541
Cordoba	N/A	120,827,838	133,526,649
Dot Baires Shopping	N/A	N/A	99,478,084

Total retail sales (2)	2,825,762,272	3,702,346,634	4,194,159,978

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases Alto Palermo owns less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases (1) (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013+	196	116,260	40%	52,314,176	22%

Total (2)	1,364	287,542	100%	232,916,026	100%

(1)	Includes only the basic rental income amount. Does not give effect to Alto Palermo’s ownership interest.

(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2009.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Rate
	Fiscal year ended June 30,
	2009	2008	2007
	(%)	(%)	(%)
Abasto de Buenos Aires	99.8	99.6	97.0
Alto Palermo Shopping	100.0	100.0	99.6
Alto Avellaneda	100.0	99.8	95.0
Paseo Alcorta	97.9	99.5	99.0
Patio Bullrich	99.6	100.0	100.0
Alto Noa	99.9	100.0	100.0
Buenos Aires Design	98.8	100.0	100.0
Alto Rosario	95.0	99.2	93.4
Mendoza Plaza Shopping	96.8	97.7	95.9
Córdoba Shopping Villa Cabrera	96.4	97.2	—
Dot Baires Shopping	99.9	—	—

Total average	98.5	99.3	97.8

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Revenue per square meter
	Fiscal year ended June 30, (1):
	2009	2008	2007
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Abasto de Buenos Aires	1,711	1,437	1,273
Alto Palermo Shopping	3,581	3,058	2,925
Alto Avellaneda (2)	1,156	972	1,100
Paseo Alcorta	2,409	2,314	2,074
Patio Bullrich	2,255	2,096	2,051
Alto Noa	503	461	344
Buenos Aires Design	731	673	634
Alto Rosario	747	609	484
Mendoza Plaza Shopping	547	537	456
Córdoba Shopping Villa Cabrera (3)	591	558	N/A
Dot Baires Shopping (4)	1,162	N/A	N/A

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

(2)	The decrease in revenues per square meter in fiscal 2008 at Alto Avellaneda is due to the inclusion of 11,600 sqm belonging to Falabella.

(3)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

(4)	The values corresponding to Dot have been adjusted and annualized as the actual figures reflect only one month and a half.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Leaseable space in the shopping centers is marketed through an exclusive arrangement with the real estate broker Fibesa S.A. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that our subsidiary Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on the tenant’s gross leaseable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal Year ended June 30,
	2009 (Ps.)	2008 (Ps.)	2007 (Ps.)
Fixed monthly minimum rent	196,039,212	159,140,526	129,594,156
Variable rent dependent on prices	70,883,545	73,298,452	51,872,357
Booth and kiosk rentals	31,774,087	27,144,073	21,303,064
Admission fees	47,690,439	40,275,442	34,477,499
Miscellaneous	33,275,688	31,959,152	23,012,445
Parking	17,070,274	13,577,014	9,872,453
Total rentals and services	396,733,245	345,394,659	270,131,974

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2009, the public visiting the shopping center generated nominal retail sales totaling approximately Ps.745 million, which represents annual sales for approximately Ps. 39,979.0 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leaseable area at June 30, 2009 and approximately 9.5% of its accumulated annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 144-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598 square meters that includes 37,298 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, a bowling alley, an entertainment center, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 696.5 million, which represents annual revenues for approximately Ps. 18,674.0 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leaseable area at June 30, 2009 and approximately 21.3% of its accumulated annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 14,485 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.

374.8 million, which represents annual sales for approximately Ps. 26,051.9 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leaseable area at June 30, 2009 and approximately 8.9% of its accumulated annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted by our subsidiary Alto Palermo into a 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm if we consider also Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 774.5 million, which represents annual sales for approximately Ps. 20,596.1 per square meter. Total revenues from rentals went up from approximately Ps. 70.3 million for the fiscal year ended on June 30, 2008 to Ps. 78.1 million for the fiscal year ended on June 30, 2009 which in turn represents monthly revenues per square meter of gross leasable area equivalent to Ps. 147.8 in 2008 and Ps. 173.1 in 2009. Principal tenants currently include Garbarino, Zara, Frávega, Mc Donald’s and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 7.2% of the accumulated annual base rent for the fiscal year ended on June 30, 2009.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 274.9 million, which represents sales for approximately Ps. 23,415.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International La Martina and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of Patio Bullrich’s gross leaseable area at June 30, 2009, and approximately 15.7% of its accumulated annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 88-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,851 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 211.3 million, which represents annual sales for approximately Ps. 11,211.8 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 33.0% of Alto Noa’s gross leaseable area as of June 30, 2009 and approximately 16.4% of its accumulated annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 64-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.64% interest in Emprendimientos Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,750 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 129.1 million, which represents annual sales for approximately Ps. 9,387.1 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 18.9% of its accumulated annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,640 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 318.4 million, which represents annual sales for approximately Ps. 11,118.8 per square meter. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of Alto Rosario’s gross leaseable area as of June 30, 2008 and 10.7% of its accumulated annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 41,118 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 436.6 million, which represents annual sales for approximately Ps. 10,618.2 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of Mendoza Plaza’s gross leaseable area at June 30, 2009, and approximately 23.0% of its accumulated annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,789 square meters of gross leaseable area. Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 133.5 million, which represents annual sales for approximately Ps. 8,456.9 per square meter. Principal tenants are Cines Córdoba, Mc Donald’s, New Sport, Dexter and Canotier. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of Córdoba Shopping’s gross leaseable area and approximately 10.6% of its accumulated annual base rent for the fiscal year ended on June 30, 2009.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. At June 30, 2009, APSA had an 80% ownership interest in Panamerican Mall S.A. For the fiscal year ended on June 30, 2009, the public visiting Dot Baires generated, as from its opening, nominal retail sales that totaled approximately Ps. 99.5 million, which represents annualized sales (i.e., averaging the months since the opening) for approximately Ps. 16,002.6 per square meter. The main tenants include Falabella, Wall Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.4% of Dot Baires Shopping’s gross leasable area and approximately 2.8% of its accumulated annual base rent for the fiscal year ended on June 30, 2009.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory.

Consumer Finance

Tarshop. Through Tarshop, a subsidiary in which APSA owns a 93.4% interest, we are engaged in consumer finance operations.

Basically, two major instruments represent the Argentine consumer finance market: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Finance at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps. 1,438 per account. The total portfolio amounted to Ps. 819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accept payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop S.A., with the remaining 50% being owned by Metronec S.A.. Metroshop S.A. is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

In the course of fiscal 2009 and as a result of the international financial context, the need arose for us to review the general and particular economic prospects of the Company’s activities, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

To face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal 2009 APSA decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in the company from 80% to 93.4%.

The following are some of the decisions made during fiscal 2009:

(i)	Readjustment of the operational structure to align it to the new business scenario.

(ii)	Adjustments in plans involving both cash and Consumer Finance at retail stores.

(iii)	Changes in Loan Origination Policies.

(iv)	Reinforcement of Collection Management.

(v)	Analysis and implementation of new funding tools.

(vi)	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

In the second quarter of fiscal 2009 our subsidiary Alto Palermo provided financial aid to Tarshop in the amount of Ps. 105 million which was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening’s Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

As a result of the actions implemented, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps. 627 million, 33.9% less than the Ps. 948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

Sales of Development Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2008, revenues from our Development and sale of properties segment were Ps. 280.4 million, compared to Ps.196.8 million in the fiscal year ended June 30, 2009.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex) , totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of our own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2009, the degree of progress shown by the works is about 30%. Their completion and delivery are estimated to take place in the year 2011.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2009, 2008 and 2007:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book value $/000 (7)
									Real Jun-09	Real Jun-08	Real Jun-07
Homes
Renoir towers (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	99.54%	53,798	53,798	—	—	54
Credit on Rosario lot swap (8) (17)	04/30/99	—	4,692	80	63.34%	66.00%	0.00%	—	—	—	—	11,023
Caballito lots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit on Caballito lot swap (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	15,927
Credit on Caballito lot swap (KOAD) (15)	11/03/97	—	6,833	118	100.00%	80.00%	31.77%	—	—	—	—	27,623
Libertador 1703 and 1755 (Horizons) (16)	01/16/07	396,565	59,000	467	50.00%	30.00%	99.00%	—	—	—	—	112,756
Other homes (10)	N/A	231,677	116,513	1,437				366,558	3,483	61,133	17,330	3,477

Subtotal homes		693,491	209,656	2,131				420,356	57,281	61,133	17,330	175,289
Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	98.91%	231,995	9,904	4,030	1,124	3,674
Credit on Benavidez lot swap (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	8,193
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal residential communities		135,697	1,610,764	1,602				257,853	9,980	4,030	1,124	11,867
Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,380
Santa María del Plata	07/10/97	—	352,403	—	90.00%	0.00%	10.00%	31,000	—	—	31,000	139,748
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta lots (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario lot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	15,577
Caballito block 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	19,152	—	—
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	29	57	91	5,705
Berutti lot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,715
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Air space over Coto (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito lot (8)	11/03/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (12)	N/A	—	14,476,115	—				1,041	1,041	—	—	25,620

Subtotal land reserves			21,351,613	—				85,486	8,714	22,637	31,091	404,778
Other
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	18,777	1,830	476	—	—
Della Paoleras 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	3,957	N/A	100.00%	100.00%	100.00%	42,070	42,070	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	74,510	—	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	31,535	—	—	—
Crucero I retail stores	N/A	—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006	—	—	—
Other (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,567	3,099	112	—	—

Subtotal Other		—	52,518	N/A				442,863	204,387	109,011	26,206	—

TOTAL (14)		829,188	23,224,551	3,733				1,206,558	280,362	196,811	75,751	591,935

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.

(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03.

(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2008, adjusted for inflation as of 02/28/03.

(8)	Through Alto Palermo S.A.

(9)	Through Inversora Bolívar S.A.

(10)	Includes the following properties: Torres de Abasto through Alto Palermo, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermos Park, swap over Renoir II tower, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.

(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A. Includes sales of shares in Abril.

(12)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA (Zetol and Vista al Muelle through Liveck) and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).

(13)	Includes the following properties: Puerto Madero Dique XIII. It also includes income from termination (through IRSA and IBSA) and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.

(14)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

(16)	Owed by CYRSA S.A.

(17)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2009 is 66% and with parcel “H” is 3%

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2009, 2 parking spaces and 4 spaces for motorcycle parking were pending sale. The project originally included four 23-story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2009 1 parking space is still on sale.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2009, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to us and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2009, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in Alto Palermo Park.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2009, 100% of the project had been sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad S.A. has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us. The degree of completion is presently 80% and sales efforts were launched in December 2008.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2009, the works were completed and the units were almost totally sold, with 1 parking space still on sale.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry.

To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $21.5 million, whereas CYRELA contributed $21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Participações for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA.

Cyrsa is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2009 preliminary sales agreements representing 99% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered in the course of fiscal 2011. At June 30, 2009 the degree of progress was about 30.00%.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., an Alto Palermo subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2009, our residential communities for the construction of single-family homes for sale in Argentina had a total of 53,628 square meters of saleable area in Abril, and 125,889 sqm of saleable area in Benavidez. Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2009, 98.91% of the property had been sold for an aggregate of Ps. 231.9 million, with 20,009 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, we are developing a 99.8-hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on the real property amounting to US$3.0 million as security for compliance with the operation and delivered US$0.5 million to Inversora Bolívar as security for the performance of the obligations undertaken. As of June 30, 2009, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. The works pertaining to the railway tunnel and the Bancalari/Benavidez road have been completed. The degree of progress in these works is 97%.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2009, our land reserves totaled 27 properties consisting of approximately 2,135 hectares (including Torres de Rosario, Berutti lot, Caballito, and the air space over Coto C.I.C.S.A.—“Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project has a residential profile and mixed uses, it is currently expected to have residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million will be due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

Background

In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by our subsidiary Solares de Santa María S.A. From that date onwards, we have brought proceedings for the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”) (Executive Branch).

Different Instances of Approval

Since its beginning, the Project has been regularly updated and requests towards final approval have been periodically filed, particularly since the year 2000, pursuant to requirements made by the authorities holding office from time to time and according to the guidelines issued by each competent agency from the beginning of the process. As different authorities have ruled the City, we have been dealing with diverse formal channels aiming at obtaining the final authorization of the Project:

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

In 2002, by Decree 405/02, the Government issued a notice of public hearing to be held in June 2002, which was carried out with the attendance of professional and private entities and assessed by all competent agencies.

In June 2003, by Resolution No. 1004- SSEPyDU-03 the Environmental Impact Statement was issued. On August 12, 2003, we filed an amendment to the original master plan to adjust it to the recommendations made by the Public Hearing. In December 2005, the Hydraulic General Bureau gave its consent to the project.

In July 2006, the COPUA made some recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

•	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

•

Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on the Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

•	Donation of 50% of the site to the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed of Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that “this Council has no objections whatsoever from the urban point of view” to the company’s proposal and requested that the General Treasury render a decision concerning the ruling scope proposed.

In May 2007, the Traffic Undersecretary took part at the request of the Treasury and requested a new traffic study for the area. In July and November 2007, the General Town Treasury carried out a comprehensive study of the urban proposal and the bill of Decree submitted to consideration, stating that “there is no legal hindrance to continue with the Bill of Decree.”

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the Town Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site is requested to be donated for public use and convenience (357,975 sqm) in which a common recreational area, roads, and pedestrian lanes will be constructed.

Notwithstanding the above, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires. Without prejudice to the foregoing, the Decree has been judicially objected as regards formal and procedural aspects, but the authorities have not rendered a decision on this matter yet. In that sense, a legislative bill as well as a proposed agreement will be sent to the legislature for approval shortly. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Berutti lot. On June 27, 2008, Alto Palermo acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Caballito lot, CYRSA. During fiscal 2008, we and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$12.6 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

Land reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA. We intend to use this property to develop a private residential community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2009.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2009.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by our subsidiary Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. Once such blueprints are registered, the Municipality is to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality the Company must start with the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating. At June 30, 2009 the concession was in its 208th month with the royalties in force being Ps. 12,565.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Accumulated sales in Ps.000 as of June 30, (in thousand Ps.)			Book value as of 06/30/09
					Ps.(2)	2009	2008	2007	(Ps. 000)
Intercontinental (3)	11/97	76	309	71.9%	559	61,367	57,517	45,263	57,109
SheratonLibertador (4)	03/98	80	200	82.8%	449	37,060	34,526	29,338	43,069
Llao Llao (5)	06/97	50	201	53.9%	1,078	60,486	56,804	48,080	86,691
Terrenos Bariloche (5)	12/06	50	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	69.8%	638	158,913	148,847	122,681	208,769

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).

(4)	Indirectly owned through Hoteles Argentinos S.A.

(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Lipstick Building. New York. On July 2, 2008, we acquired a 30% interest in the company “Metropolitan 885 Third Ave. LLC”, a company organized in the State of Delaware, USA, whose equity is composed of an office building known as “Lipstick Building” and debt associated to that asset. This office building is located at 885 Third Avenue between 53th Street and 54th Streets in New York’s Manhattan borough. The amount disbursed in this transaction was US$ 22.6 million. This building, highly distinguishable from the neighboring buildings is a Trophy Building that was awarded a Boma prize in 1987 and 1990. Its leasable area is 59,000 square meters distributed in 34 floors and 2 underground commercial levels. Being about 143-meter tall, and featuring a special design, the building is an architectural icon in the heart of Midtown-Manhattan. It was completed in 1986 and designed by the renowned architects John Burgee and Philip Johnson.

Competition

Shopping centers

In the shopping center sector we compete through our subsidiary Alto Palermo. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Shop(2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,336	173	2.79%	3.19%
	Alto Palermo Shopping	CABA	18,635	145	1.26%	2.68%
	Buenos Aires Design(3)	CABA	13,750	64	0.93%	1.18%
	Dot Baires Shopping	CABA	49,731	153	3.37%	2.82%
	Paseo Alcorta(4)	CABA	53,035	111	3.59%	2.05%
	Patio Bullrich	CABA	11,741	85	0.79%	1.57%
	Córdoba Shopping(4)	Córdoba	22,771	106	1.54%	1.96%
	Alto Avellaneda(4)	GBA	37,298	144	2.52%	2.66%
	Mendoza Plaza Shopping(4)	Mendoza	41,118	150	2.78%	2.77%
	Alto Rosario (4)	Rosario	40,901	145	2.76%	2.68%
	Alto Noa(4)	Salta	18,851	88	1.27%	1.62%
			349,167	1,364	23.60%	25.18%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.18%	0.65%
	Portal de Madryn	Chubut	4,100	26	0.28%	0.48%
	Factory Parque Brown(4)	GBA	31,468	91	2.13%	1.68%
	Factory Quilmes(4)	GBA	40,405	47	2.73%	0.87%
	Factory San Martín(4)	GBA	35,672	31	2.41%	0.57%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.44%	2.42%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.78%	2.70%
	Portal Canning(4)	GBA	15,114	21	1.02%	0.39%
	Portal de Escobar(4)	GBA	31,995	31	2.16%	0.57%
	Portal Lomas(4)	GBA	32,883	50	2.22%	0.92%
	Unicenter Shopping(4)	GBA	94,279	287	6.37%	5.30%
	Portal de los Andes (4)	Mendoza	30,558	47	2.07%	0.87%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.31%	1.72%
	Portal de Rosario(4)	Rosario	66,361	182	4.49%	3.36%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.44%	1.74%
	Subtotal		562,644	1,313	38.03%	24.24%
Other Operators
	Subtotal		567,758	2,740	38.37%	50.58%
Total			1,479,569	5,417	100.00%	100.00%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.

(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.7%,.

(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source:	Argentine Chamber of Shopping Centers.

Consumer Finance

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standardbank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and sale of properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotel operations

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

Service corporate agreements entered into with CRESUD SACIF y A. and APSA

In view of the fact that the Company, Cresud and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between Cresud and APSA, which was subsequently amended on August 23, 2007.

Then, on August 15, 2008, a Second Shared Services Agreement was executed by and amongst the Company, Cresud y A. and APSA that currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical,

Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01 currently in force.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

Looking forward, and as a continuation of the policy of generating a streamlined distribution of corporate resources amongst the various areas, this agreement could be extended to other areas that the Company shares with IRSA and APSA.

It should be noted that, notwithstanding this procedure, IRSA, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Cedric Bridger has been charged with the operation and implementation of the agreement on behalf of our company, Abraham Perelman shall represent IRSA, and Daniel E. Mellicovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

RECENT EVENTS

These events took place subsequent to our year-end date, June 30, 2009:

ACQUISITION OF OWNERSHIP INTEREST

On August 4, 2009, through Real Estate Investment Group (REIG), controlled and managed by IRSA, the Company announced the subscription of 5,700,000 ordinary shares which represent, approximately, a 10.5% stake in Hersha Hospitality Trust’s capital stock (“Hersha”). The total price to be paid by REIG for such shares was USD 14,250,000. Together with the acquisition of this shareholding, REIG shall be entitled to an option for a 5-year term to purchase a further 5,700,000 ordinary shares at a price of USD 3 per share. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 11.33%. Besides, in the event of exercising the options mentioned in this paragraph without any new Class A shares being issued as a result of the exercise by, or conversion in favor of, other option holders, IRSA’s direct and indirect interest in Hersha would amount to 19.68%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriott International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

Acquisition of shares in Banco Hipotecario S.A.

In September 2009, Tyrus S.A. (a 100% controlled subsidiary) acquired 4,012,778 ADRs of Banco Hipotecario S.A., representative of 10 class D shares of nominal value $1 per share, for a total amount of US$10 million. The Company acted as guarantor for this transaction.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION]

The following table shows a summary of our financial and other information as of June 30, 2009 and 2008 and for the fiscal years ended on such dates. This information has been derived from our audited financial statements and their related notes (the “Consolidated Financial Statements”). As the following information is a summary, it does not include all the information reflected in the Audited Consolidated Financial Statements and in the relevant notes:

	As of June 30 and for the fiscal years ended on such dates,(1)
	2009	2008
	Pesos	Pesos
Information from the Statement of Income
Sales, leases and services	1,220,584	1,084,242
Cost of sales, leases and services	(508,506)	(464,223)
Gross profit	712,078	620,019
Gain from recognition of inventories at net realizable value	12,056	2,832
Selling expenses	(236,201)	(247,297)
Administrative expenses	(147,329)	(122,121)
Subtotal	(371,474)	(366,586)
Income/(loss) from retained interest in securitized receivables (Tarjeta Shopping)	(46,012)	(1,261)
Income from real estate transactions and holdings	1,124	2,670
Operating income	295,716	254,842
Amortization of goodwill	1,602	1,638
Asset-generated financial income/(loss):
Interest income	11,813	13,860
Interest on discounting of assets	(13,780)	(4,807)
Gains/(losses) on financial transactions	31,054	(5,710)
Foreign exchange gains/(losses)	50,623	1,386
Subtotal	79,710	4,729
Liabilities-generated financial income/(loss):
Interest on discounted liabilities	141	(613)
Foreign exchange gains/losses	(196,322)	19,246
Income/(loss) from repurchases of notes	105,850	—
Income/(loss) from hedging transactions	9,436	(4,100)
Financing expenses	(135,196)	(96,004)
Subtotal	(216,091)	(81,471)
Total financial results, net	(136,381)	(76,742)
Income/(loss) on equity investees	61,542	(13,209)
Other income and expenses, net	(8,855)	(5,642)
Income before tax and minority interests	213,624	160,887
Income tax and minimum presumed income tax	(80,334)	(78,112)
Minority interest	25,345	(27,900)
Net income	158,635	54,875
Income/(loss) per share - basic	0.27	0.10
Income/(loss) per GDS - basic	2.74	1.00
Income/(loss) per share - dilluted	0.27	0.10
Income/(loss) per GDS - dilluted	2.74	1.00
Balance Sheet Data
Cash and Bank and current Investments	401,796	545,192
Inventories	24,899	53,602
Receivables from sales, leases and services	263,471	186,017
Total current assets	891,869	893,842
Long-term investments	1,001,654	833,373
Fixed assets	2,720,506	2,530,141
Total assets	4,935,987	4,471,972
Short-term debt(2)	351,173	190,153
Total current liabilities	974,890	742,267

	As of June 30 and for the fiscal years ended on such dates,(1)
	2009	2008
	Pesos	Pesos
Long-term debt(3)	1,044,725	1,121,264
Total non-current liabilities	1,401,054	1,348,812
Net shareholders’ equity	2,095,662	1,924,178
Other accounting information
EBITDA(4)	430,383	366,013
Depreciations and amortizations(5)	135,791	113,841
Capital expenditures(6)	344,611	752,562
Net cash flows generated by (applied to):
Operating activities	299,293	319,933
Investing activities	(443,457)	(788,597)
Financing activities	(58,898)	149,145

(1)	In thousands of Pesos, except information per share. Sums may not total due to rounding.

(2)	Includes short-term financial loans and the current portion of mortgages payable.

(3)	Includes long-term financial loans and the non-current portion of mortgages payable.

(4)	EBITDA is equal to consolidated sales, less consolidated costs of sale, consolidated selling expenses, consolidated administrative expenses, plus consolidated depreciation, consolidated amortization of intangibles and gains/(losses) from real estate transactions and holdings.

(5)	Included in operating income

(6)	Includes the acquisition of fixed assets and long-term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS AND PROSPECTS

The following discussion should be read in conjunction with our Company’s consolidated financial statements and related notes. For purposes of this discussion, references to “Audited Consolidated Financial Statements” refer to our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2009 and 2008.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are two core sources of income. The historical results of our Company’s operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Consolidation

We have consolidated our balance sheets, income and cash flow statements for the fiscal years ended June 30, 2009 and 2008 line by line with the financial statements of our controlled companies in accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores (Argentine Securities Commission). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made from the financial statements as of June 30, 2008 originally released for purposes of their comparison with the figures as of June 30, 2009.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation until August 31, 1995. From that date to December 31, 2001, the financial statements’ restatement was discontinued due to the existence of a monetary stability period. From January 1, 2002 to February 28, 2003, the effects of inflation were recognized due to the existence of an inflationary period. Inflation accounting was again discontinued as from that date.

This criterion represents a departure from the generally accepted accounting principles, which required that the financial statements be restated up to September 30, 2003. However, due to low inflation rates during the period from March to September 2003, this departure did not have a material effect on the financial statements taken as a whole.

The index used for the restatement of accounts was the wholesale domestic price index published by the Argentine Institute of Statistics and Census.

Revenue Recognition

We primarily derive our revenues from Argentina-based office space and shopping center rentals and operation, development and sale of properties, consumer finance operations and hotel operations. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We recognize income from the sale of properties when all the criteria listed below are met:

(a) the sale has been consummated (sales are not considered to have been consummated until (i) the parties are bound by the terms of an agreement, (ii) all valuable considerations have been exchanged, (iii) any permanent financing to be granted by the seller has been agreed upon, and (iv) all the conditions previous to the closing of the deal have been met);

(b) we have determined that the initial and continued investment by the buyer is adequate evidence of a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured based on (i) its components and (ii) its size compared to the price of the property);

(c) we have a receivable not subject to future subordination (our receivable shall not be subject to a securitization process by the buyer. Neither shall it occupy a rank, class or position junior to the remaining liabilities of the buyer) and

(d) we have transferred to the buyer the risks and benefits inherent in ownership and we no longer hold a continued ownership interest over the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. It is not until construction works have been significantly commenced and the down payments received are substantial as per our own parameters that we recognize revenues.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Offices and other non-shopping center rental properties leases and services. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases.

Shopping center operations, leases and services. We account for our leases with tenants as operating income. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, contingent rents are not recognized until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to the amounts established in their leases, which vary from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the entirety of the shopping centers operations. We recognize administration fees monthly as they accrue. In addition to rent, we generally charge tenants admission rights that they may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Additionally, lease agreements in general provide for the reimbursement of real estate taxes, insurance, advertising costs as well as certain costs associated to the maintenance of the common areas. These additional rents and tenant reimbursements are accounted for on an accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Consumer finance operations. We derive revenues from consumer finance transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotel operations. We recognize revenues from room service, catering services, and restaurant as earned on the close of each business day.

Operating Costs and Expenses

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments are directly allocated to these business units. These are expenses individually incurred by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 35.7% and 64.3% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments) are allocated to the Development and sale of properties segment and to the Offices and other non-shopping center rental properties segment, respectively.

Allocation of results from retained interest in securitized receivables (Tarjeta Shopping).

Alto Palermo’s profits from its interest in Tarshop are allocated to the Consumer finance segment.

Allocation of results from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting of assets and liabilities, gain (loss) on financial transactions, financial expenses, exchange gain (loss) and other financial results allocated to each segment, as described below.

Gain (loss) on financial transactions

Each one of the following segments: Shopping centers, Consumer finance and Hotel operations manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately

Interest income, interest on discounting of assets and liabilities and financial expenses

Only the results generated by APSA, Tarshop and the Hotel operations segments are recorded in the Shopping centers, Consumer finance and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Hotel operations, Consumer finance and Financial transactions and other segments in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results.

In the case of the Shopping centers, Consumer finance and Hotel operations segments, exchange gains (losses) and other financial results are attributed to the segments giving rise to them. The remaining items are recorded in Financial transactions and other as they are not directly related to any segment.

Allocation of Gains/(Losses) on equity investees

Gains/(Losses) on equity investees are allocated mainly to the Financial transactions and other segment.

Allocation of other income and expenses, net

The Shopping centers, Consumer Finance and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among our respective segments that generate them.

Allocation of income tax

The corresponding income tax is allocated to the segment that generates it.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “Shopping centers”, “Consumer finance”, “Development and sale of properties,” “Offices and other non-shopping center rental properties,” “Hotel operations,” and “Financial transactions and other.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of our shopping centers principally consisting of lease and service revenues from tenants.

Consumer finance. We operate a consumer finance business through Tarshop, our controlled company APSA’s majority-owned subsidiary. Consumer finance operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our consumer finance activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing which consist of processing and printing cardholder’s account statement.

Development and sale of properties. This segment includes the operating results of construction and/or sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for office space and other non-retail building properties.

Hotel operations. This segment includes the operating results of the hotels principally comprised of room, catering and restaurant revenues.

Financial transactions and other. This segment primarily includes any income/(loss) arising from sales and holdings of equity securities, other securities-related transactions and other non-core activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. Almost none of our activities is dependent upon a single customer.

The following tables contain some operating data by business segment:

As of and for year ended June 30, 2009	Development and sale of properties	Offices and other non- shopping center rental properties (1)	Shopping centers	Hotel operations	Consumer financing	Financial operations and other	Total
	(in thousand Ps.)
Income statement data
Revenues	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Net loss from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holdings of real estate assets, net	51	1,073	—	—	—	—	1,124
Operating income/(loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716
Amortization of negative goodwill, net	455	1,100	47	—	—	—	1,602
Financial results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Gain on equity investees	1,974	—	40	—	—	59,528	61,542
Other expenses, net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income/(loss) before taxes and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and MPIT	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345
Net income/(loss)	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635
Gross margin (2)	0.47	0.80	0.72	0.38	0.48	—	0.58
Operating margin (3)	0.43	0.52	0.54	0.05	(0.53)	—	0.24
Net margin (4)	0.27	0.32	0.13	0.01	(0.21)	—	0.13
Depreciation and amortization (5)	782	24,781	86,643	18,001	5,584	—	135,791
Balance Sheet Data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(1)	Includes offices, retail stores and residential units.

(2)	Gross profit divided by Sales, leases and services.

(3)	Operating income/(loss) divided by Sales, leases and services.

(4)	Income/(Loss) for the year divided by Sales, leases and services.

(5)	Included in Operating income/(loss).

As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non- shopping center rental properties (1)	Shopping centers	Hotel operations	Consumer financing	Financial operations and other	Total
	(in thousand Ps.)
Income statement data
Revenues	196,811	102,159	345,395	148,847	291,030	—	1,084,242
Costs	(150,894)	(26,347)	(99,175)	(84,220)	(103,587)	—	(464,223)
Gross profit	45,917	75,812	246,220	64,627	187,443	—	620,019
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(194,726)	—	(247,297)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(9,115)	—	(122,121)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holdings of real estate assets, net	66	2,604	—	—	—	—	2,670
Operating income/(loss)	19,270	52,930	182,261	18,040	(17,659)	—	254,842
Amortization of negative goodwill, net	488	1,782	(390)	—	(242)	—	1,638
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Loss on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Other expenses, net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income/(loss) before taxes and minority interest	10,191	44,643	163,228	6,420	(14,476)	(49,119)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss)	12,012	46,322	51,889	3,273	(8,540)	(50,081)	54,875
Gross margin (2)	0.23	0.74	0.71	0.43	0.64	—	0.57
Operating margin (3)	0.10	0.52	0.53	0.12	(0.06)	—	0.24
Net margin (4)	0.06	0.45	0.15	0.02	(0.03)	—	0.05
Depreciation and amortization (5)	577	24,908	73,185	13,283	1,888	—	113,841
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(1)	Includes offices, retail stores and residential units.

(2)	Gross profit divided by Sales, leases and services

(3)	Operating income/(loss) divided by Sales, leases and services

(4)	Income/(Loss) for the year divided by Sales, leases and services

(5)	Included in Operating income/(loss)

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Consumer financing	Financial operations and other	Total
	(in thousand Ps.)
Income statement data
Revenues	75,751	57,093	270,266	122,681	212,965	—	738,756
Costs	(57,823)	(17,501)	(91,112)	(68,960)	(59,711)	—	(295,107)
Gross profit	17,928	39,592	179,154	53,721	153,254	—	443,649
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(117,106)	—	(168,849)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(6,766)	—	(102,827)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss)/gain from operations and holdings of real estate assets	(18)	1,845	741	—	—	—	2,568
Operating income	6,177	20,234	124,832	14,653	32,636	—	198,532
Amortization of negative goodwill, net	286	1,044	(2,802)	—	—	—	(1,472)
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Other expenses, net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
(Loss) income before taxes and minority interest	(1,116)	15,022	86,640	9,133	36,495	80,911	227,085
Income tax and MPIT	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net (loss) income	(12,906)	12,709	23,842	4,631	12,321	66,500	107,097
Gross margin (2)	0.24	0.69	0.66	0.44	0.72	—	0.60
Operating margin (3)	0.08	0.35	0.46	0.12	0.15	—	0.27
Net margin (4)	(0.17)	0.22	0.09	0.04	0.06	—	0.14
Depreciation and amortization (5)	39	16,256	67,046	12,358	1,297	—	96,996
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(1)	Includes offices, retail stores and residential units.

(2)	Gross profit divided by Sales, leases and services

(3)	Operating income/(loss) divided by Sales, leases and services

(4)	Income/(loss) for the year divided by Sales, leases and services

(5)	Included in Operating income/(loss)

Results of IRSA’s Operations for the Fiscal Years ended June 30, 2009 and 2008

Revenues

Revenues grew by 12.6%, from Ps. 1,084.2 million for the fiscal year 2008 to Ps. 1,220.6 million in fiscal 2009, owing mainly to an increase in the revenues posted by the segments Offices and other non-shopping center rental properties, Development and sale of properties, Shopping centers and Hotel operations.

Development and sale of properties

The revenues of the Development and sale of properties segment rose by 42.5% from Ps. 196.8 million for the fiscal year 2008 to Ps. 280.4 million in fiscal year 2009. Revenues in this segment often reflect significant variations between periods, according to: (i) the number and prices of the properties sold, (ii) the properties being constructed and the degree of progress of said projects.

This increase in revenues was mainly due to the revenues earned during fiscal 2009 on (i) the sale of all the units in the building designated as “Laminar Plaza” for Ps. 74.5 million; (ii) the sale of all the units in Torre Renoir for Ps. 53.8 million; (iii) the sale of 8 functional units at Dock del Plata for Ps. 42.1 million; (iv) the sale in the course of the fiscal year of 4 stories at the building located at Av. Del Libertador 498 for Ps. 36.4 million and (v) the sale of the building located at Reconquista 823 for Ps. 31.5 million.

Offices and other non-shopping center rental properties

The revenues in the Offices and other non-shopping center rental properties segment grew by 44.6%, up from Ps. 102.2 million for the fiscal year 2008 to Ps. 147.7 million in fiscal 2009. This increase was mainly due to a Ps. 43.6 million increase in revenues from office rentals which rose from Ps. 97.9 million in fiscal year 2008 to Ps. 141.5 million in fiscal year 2009. This Ps. 43.6 million increase in revenues was mainly due to: (i) increased revenues from leases in our Class A office buildings and (ii) increased rental revenues due to the rise in the price of rentals per square meter.

Shopping centers

The revenues in the Shopping centers segment rose by 14.9% from Ps. 345.4 million for the fiscal year 2008 to Ps. 396.7 million in fiscal year 2009. This rise was in turn mainly due to a Ps. 44.3 million increase in revenues from rentals and admission fees owing to: (i) the rise in the average price per square meter, (ii) new revenues due to the opening of the Dot Baires Shopping and (iii) a 13.3% rise in the total sales of our tenants, which rose from Ps. 3,702.3 million during the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million in the fiscal year ended June 30, 2009, which in turn resulted in an increase in percentage leases. The average occupancy rate at IRSA’s Shopping centers sustained a slight decrease, down from 99.3% during fiscal 2008 to 98.5% during fiscal 2009.

Hotel operations

The revenues in the Hotel operations segment rose by 6.8% from Ps. 148.8 million for the fiscal year 2008 to Ps. 158.9 million in fiscal year 2009, mainly owing to: an increase in the average price per room at the hotels, offset by a drop in the average occupancy rate which went down from 76.0% in fiscal 2008 to 69.8% in fiscal 2009.

Consumer Financing

The revenues in the Consumer Financing segment diminished by 18.6%, down from Ps. 291.0 million during fiscal 2008 to Ps. 236.8 million during fiscal year 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) the cards issued and (iv) the number of statements of account issued.

Costs

Costs rose by 9.5%, up from Ps. 464.2 million for the fiscal year 2008 to Ps. 508.5 million in fiscal year 2009, due to the increased costs posted by the segments Consumer Finance, Hotel operations, Shopping centers and Offices and other non-shopping center rental properties.

Development and sale of properties

The costs associated to the Development and sale of properties segment decreased by 1.7% down from Ps. 150.9 million for the fiscal year 2008 to Ps. 148.3 million in fiscal 2009. The costs associated to this segment often reflect significant variations between periods, according to: (i) the number and prices of the properties sold, (ii) the properties being constructed and the degree of progress of said projects.

The costs incurred in fiscal year 2009 were mainly due to: (i) the sale of the Laminar Plaza building, for Ps. 29.6 million; (ii) the sale of all the units at Torre Renoir, for Ps. 49.4 million; (iii) the sale of 8 functional units at Dock del Plata, for Ps. 13.3 million; (iv) the sale in the course of the fiscal year of 4 floors at the building located at Av. Del Libertador 498, for Ps. 12.0 million and (v) the sale of the building located at Reconquista 823, for Ps. 18.8 million.

The costs associated to the Development and sale of properties segment as a percentage of this segment’s revenues rose from 76.7% during fiscal year 2008 to 52.9% during fiscal year 2009.

Offices and other non-shopping center rental properties

The costs in the Offices and other non-shopping center rental properties segment rose by 11.3%, from Ps. 26.3 million for the fiscal year 2008 to Ps. 29.3 million in fiscal year 2009. Depreciation constitutes the principal component of cost for this segment.

The increase in costs for the fiscal year 2009 when compared to fiscal year 2008 was mainly due to the increase in real property maintenance expenses which were Ps. 2.4 million and to the increase in depreciation which amounted to Ps. 2.1 million.

The costs associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues dropped, from 25.8% during fiscal year 2008 to 19.9% during fiscal year 2009.

Shopping centers

The Shopping centers segment’s costs rose by 10.2% from Ps. 99.2 million for the fiscal year 2008 to Ps. 109.3 million in fiscal year 2009. This increase is mainly due to: (i) a Ps. 13.5 million increase in the charge for Depreciations and amortizations and (ii) a Ps. 4.2 million increase in the costs associated to parking; which were partially offset by (iii) a Ps. 4.3 million decrease in the costs of unrecovered common maintenance expenses; and (iv) a Ps. 2.5 million decrease in the costs associated to revamping and refurbishment works in leasable areas. The costs associated to our Shopping centers segment as a percentage of this segment’s revenues, shrank from 28.7 % in the fiscal year ended on June 30, 2008 to 27.5% in the fiscal year ended on June 30, 2009, as costs for this segment, which grew by 10.2%, rose less than revenues, which grew by 14.9%, in the course of this fiscal year.

Hotel operations

The costs in the Hotel operations segment rose by 17.4%, from Ps. 84.2 million for the fiscal year 2008 to Ps. 98.9 million in fiscal year 2009, mainly due to the salary raise and the increase in social security contributions, an increase in Depreciations and amortizations and an increase in the commissions paid.

The costs associated to the Hotel operations segment as a percentage of this segment’s revenues went up from 56.6% in fiscal 2008 to 62.2% in fiscal 2009.

Consumer Financing

The costs of our Consumer Financing segment grew by 18.4%, up from Ps. 103.6 million in the fiscal year ended on June 30, 2008 to Ps. 122.7 million in the fiscal year ended on June 30, 2009. The reasons for this hike were: (i) higher commission and interest costs, (ii) higher costs associated to salaries and social security contributions; (iii) higher public utilities costs; (iv) costs associated to fixed assets depreciations, (v) rentals and common maintenance expenses and (vi) all other costs related to various taxes and rates, partially offset by (vii) a decrease in fees and third parties’ services.

The costs associated to the Consumer Financing operations as a percentage of this segment’s revenues rose from 35.6% during fiscal 2008 to 51.8% during fiscal year 2009.

Gross profit

As a result of the above, Gross profit rose by 14.8%, from Ps. 620.0 million for the fiscal year 2008 to Ps. 712.1 million in fiscal year 2009, mainly due to the increase in Gross profit posted by the segments Development and sale of properties, Offices and other non-shopping center rental properties and Shopping centers.

Gross profit, calculated as a percentage of revenues, rose from 57.2% for the fiscal year 2008 to 58.3% for the fiscal year 2009.

Gain from recognition of inventories at net realizable value

During fiscal year 2009, IRSA recognized gains for Ps. 12.1 on the recognition of inventories at net realizable value, mainly in connection with “Torre Renoir” for Ps. 5.5 million and “Torres Caballito” for Ps. 5.0 million; compared to the Ps. 2.8 million gains posted during fiscal 2008, mainly attributable to the “Torre Renoir” building for Ps. 2.6 million.

Selling expenses

Selling expenses dropped by 4.5% down from Ps. 247.3 million for the fiscal year 2008 to Ps. 236.2 million in fiscal year 2009, mainly due to the decrease in the Selling expenses of the segments Consumer Finance and Development and sale of properties and to the slight reduction in the segment Hotel operations. This was partially offset by increases in the Offices and other non-shopping center rental properties and Shopping centers segments.

Selling expenses as a percentage of revenues decreased from 22.0% in fiscal 2008 to 19.4% in fiscal 2009.

Development and sale of properties

The Selling expenses in the Development and sale of properties segment consist in turnover tax, commissions and expenses arising from sales deals, advertising and promotion as well as the allowance for doubtful accounts. Selling expenses shrank by 72.5%, from Ps. 7.7 million during fiscal year 2008 to Ps. 2.1 million during fiscal year 2009, mainly due to a Ps. 3.0 million decrease in turnover tax.

The Selling expenses associated to the Development and sale of properties segment as a percentage of this segment’s revenues dropped by 3.9% during fiscal year 2008 to 0.8% during fiscal year 2009.

Offices and other non-shopping center rental properties

The Selling expenses associated to the Offices and other non-shopping center rental properties segment rose by Ps. 8.0 million from Ps. 3.5 million for the fiscal year 2008 to Ps. 11.5 million in fiscal year 2009 mainly owing to the increase in the allowance for doubtful accounts and the increase in turnover tax.

The Selling expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues rose by 3.4% during fiscal year 2008 to 7.8% during fiscal year 2009.

Shopping centers

The Selling expenses associated to the Shopping centers segment grew by 18.1% from Ps. 24.8 million for the fiscal year 2008 to Ps. 29.3 million in fiscal year 2009 as a result of: (i) a Ps. 3.8 million increase in the allowance for doubtful accounts; (ii) a Ps. 1.0 million increase in salaries and social security contributions; and (iii) a Ps. 0.6 million increase in advertising expenses; (iv) partially offset by a Ps. 1.0 million decrease in trade fairs and events expenses.

The Selling expenses associated to the Shopping centers segment as a percentage of this segment’s revenues rose from 7.2% during fiscal year 2008 to 7.4% during fiscal year 2009.

Hotel operations

The Selling expenses associated to the Hotel operations segment for fiscal year 2009 remained stable compared to fiscal year 2008.

The Selling expenses associated to the Hotel operations segment as a percentage of this segment’s revenues dropped by 11.2% during fiscal year 2008 to 10.4% during fiscal year 2009.

Consumer Financing

The Selling expenses associated to the Consumer Financing segment fell by 9.2%, down from Ps. 194.7 million during fiscal year 2008 to Ps. 176.8 million during fiscal year 2009, mainly due to: (i) a Ps. 10.3 million reduction concerning salaries and social security contributions; (ii) a decrease in advertising expenses in the amount of Ps. 14.2 million; (iii) a Ps. 7.9 million decrease in fees; (iv) all of which was offset by the Ps. 18.9 million increase in the allowance for loan losses.

The Selling expenses associated to the Consumer Financing segment as a percentage of this segment’s revenues rose from 66.9% during fiscal year 2008 to 74.6% during fiscal year 2009.

Administrative expenses

Administrative expenses rose by 20.6%, from Ps. 122.1 million for the fiscal year 2008 to Ps. 147.3 million in fiscal year 2009, mainly due to an increase in the activities conducted by the Offices and other non-shopping center rental properties, Shopping centers, Hotel operations and Consumer Financing segments, offset by a drop in the expenses posted by the Development and sale of properties segment. The main components of the Administrative expenses are salaries and social security contributions associated to the administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed asset depreciation and taxes (except for the turnover tax).

The Administrative expenses as a percentage of revenues grew from 11.3% in fiscal year 2008 to 12.1% in fiscal year 2009.

Development and sale of properties

The Administrative expenses associated to the Development and sale of properties segment dropped by 4.5%, from Ps. 21.8 million for the fiscal year 2008 to Ps. 20.9 million in fiscal year 2009, mainly due to the reductions in fees and payments for services and in salaries and social security contributions, partially offset by an increase in Directors’ fees.

The Administrative expenses associated to the Development and sale of properties segment as a percentage of this segment’s revenues dropped from 11.1% for fiscal year 2008 to 7.4% in fiscal year 2009.

Offices and other non-shopping center rental properties

The Administrative expenses of the Offices and other non-shopping center rental properties segment rose by 43.2%, from Ps. 22.0 million for the fiscal year 2008 to Ps. 31.5 million in fiscal year 2009. The increase is mainly due to an increase in Directors’ fees, in salaries and social security contributions and in fees and payments for services.

The Administrative expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues decreased from 21.6% for fiscal year 2008 to 21.4% in fiscal year 2009.

Shopping centers

The Administrative expenses associated to the Shopping centers segment rose by 10.5%, from Ps. 39.2 million for the fiscal year 2008 to Ps. 43.2 million in fiscal year 2009 mainly due to (i) a Ps. 2.4 million increase in the expenses related to taxes, rates and contributions attributable mainly to the tax on bank debits and credits and; (ii) a Ps. 1.7 million increase in the charges for fees and services; these increases were partially offset by a Ps. 1.1 million decrease in salaries and social security contributions.

The Administrative expenses associated to the Shopping centers segment, as a percentage of this segment’s revenues diminished from 11.3% during fiscal year 2008 to 10.9% during fiscal year 2009.

Hotel operations

The Administrative expenses associated to the Hotel operations segment rose by 16.4%, from Ps. 30.0 million for the fiscal year 2008 to Ps. 34.9 million in fiscal year 2009. The increase was mainly due to (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) a Ps. 1.0 million increase in commissions and (iii) depreciations for Ps. 0.8 million.

The Administrative expenses associated to the Hotel operations segment as a percentage of this segment’s revenues decreased from 20.1% for fiscal year 2008 to 22.0% for fiscal year 2009.

Consumer Financing

The Administrative expenses associated to the Consumer Financing segment grew by 84.1%, up from Ps. 9.1 million during fiscal year 2008 to Ps. 16.8 million during fiscal year 2009. This rise was mainly due to: (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) the Ps. 1.3 million increase in expenses concerning taxes, rates and contributions and (iii) a Ps. 1.1 million increase in the fees for services charge.

The Administrative expenses associated to the Consumer Financing segment as a percentage of this segment’s revenues rose from 3.1% during fiscal year 2008 to 7.1% during fiscal year 2009.

Net loss from retained interest in securitized receivables

The net loss from the retained interest in securitized receivables rose by Ps. 44.7 million, from Ps. 1.3 million in the fiscal year ended on June 30, 2008 up to Ps. 46.0 million in the fiscal year ended on June 30, 2009, owing to the gains/losses on the placement of the new issuances related to the credit card trusts and the valuation of our interest in them. As of June 30, 2008, an allowance for impairment had been raised in the amount of Ps. 12.0 million, in order to adjust the book value of our participation certificates to their estimated recoverable value.

Gain from operations and holdings of real estate assets, net

This line reflects impairment gain associated to the reversal of charges for impairment recognized in the past. Gain from operations and holding of real estate assets, net, decreased by 57.9% from Ps. 2.7 million income for the fiscal year 2008 to Ps. 1.1 million income in fiscal year 2009, mainly recognized for Ps. 1.1 million in the Constitución 1159 building. During fiscal year 2008, the Ps. 2.7 million income had been primarily attributed to the Constitución 1159 building for Ps. 2.1 million, to the Sarmiento 517 property for Ps. 0.3 million and to the Constitución 1111 property for Ps. 0.2 million.

Operating income/(loss)

Operating income grew by 16.0% from Ps. 254.8 million for the fiscal year 2008 to Ps. 295.7 million in fiscal year 2009, owing mainly to an increase in the Development and sale of properties, Shopping centers and, Offices and other non-shopping center rental properties segment that was partially offset by a decrease in the Operating income/(loss) of the Consumer Finance and Hotel operations segments.

Operating income/(loss) as a percentage of revenues rose from 23.5% in fiscal year 2008 to 24.2% for fiscal year 2009.

Development and sale of properties

Operating income for the Development and sale of properties segment rose by Ps. 101.9 million up from Ps. 19.3 million for the fiscal year 2008 to Ps. 121.2 million for the fiscal year 2009, due, to a large extent, to the increases in revenues and in the Income/(loss) from recognition of inventories at net realizable value and to a decrease in costs, selling expenses and administrative expenses.

Operating income for the Development and sale of properties segment, as a percentage of this segment’s revenues rose from 9.8% during fiscal year 2008 to 43.2% during fiscal year 2009.

Offices and other non-shopping center rental properties

Operating income for the Offices and other non-shopping center rental properties segment rose by 44.5%, from Ps. 52.9 million for the fiscal year 2008 up to Ps. 76.5 million in fiscal year 2009, due largely to an increase in revenues and a decrease in Selling expenses, partially offset by higher costs and an increase in Administrative expenses.

Operating income for the Offices and other non-shopping center rental properties segment, as a percentage of this segment’s revenues remained stable, in the region of 51.8% during fiscal year 2009 compared to the previous fiscal year.

Shopping centers

Operating income for the Shopping centers segment rose by 17.9%, from Ps. 182.3 million for the fiscal year 2008 up to Ps. 214.9 million in fiscal year 2009, largely due to an increase in revenues, partially offset by increases in costs and in administrative and selling expenses.

Operating income for the Shopping centers segment, as a percentage of this segment’s revenues rose from 52.8% during fiscal year 2008 to 54.2% during fiscal year 2009.

Hotel operations

Operating income for the Hotel operations segment diminished by 52.4% from Ps. 18.0 million for the fiscal year 2008 down to Ps. 8.6 million in fiscal year 2009, largely due to an increase in revenues and to a decrease in Selling expenses which were partially offset by the increase in costs and in administrative expenses.

Operating income for the Hotel operations segment, as a percentage of this segment’s revenues, decreased from 12.1% during fiscal year 2008 down to 5.4% during fiscal year 2009.

Consumer Financing

Operating income/(loss) for the Consumer Financing segment diminished by Ps. 107.8 million, from a Ps. 17.7 million loss for the fiscal year 2008 to a Ps. 125.4 million loss in fiscal year 2009, largely due to a decrease in revenues and an increase in costs and in administrative expenses and the loss on the Company’s retained interest in securitized receivables.

The operating loss for the Consumer Financing segment, as a percentage of this segment’s revenues diminished from (6.1%) for fiscal year 2008 to (53.0%) during fiscal year 2009.

Amortization of negative goodwill, net

Amortization of negative goodwill, net, includes: (i) the amortization of the goodwill associated to the following Alto Palermo S.A. subsidiaries: Shopping Alto Palermo S.A. (completed in the course of this fiscal year), Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year.

Gain/(loss) on equity investees

The gain/(loss) on equity investees (companies covered by Section 33 of Law No. 19,550) rose by Ps. 74.8 million, from a Ps. 13.2 million loss for the fiscal year 2008 up to Ps. 61.5 million income in fiscal year 2009. This increase was mainly generated by the valuation and acquisition of Banco Hipotecario’s shares which went from a Ps. 12.4 million loss in fiscal year 2008 to Ps. 142.1 million income in fiscal year 2009, partially offset by a Ps. 82.2 million loss incurred as a result of our investment in Metropolitan 885 Third Ave. LLC.

Financial results, net

Financial results, net decreased by Ps. 59.6 million, from a Ps. 76.7 million loss for the fiscal year 2008 to a Ps. 136.4 million loss in fiscal year 2009. The main reasons for this loss were: foreign exchange losses for Ps. 166.3 million compared to the fiscal year 2008, caused by a significant variation in the selling USD/Ar. Peso exchange rate during the fiscal year herein discussed (it rose from Ps. 3.025 at June 30 2008 to Ps. 3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the Argentine Peso and the US Dollar had remained almost stable (it dropped from Ps. 3.093 at June 30, 2007 to Ps. 3.025 at June 30 2008), partially offset by the income resulting from the repurchases of the notes issued by our subsidiary APSA for Ps. 105.9 million.

Other expenses, net

The caption Other expenses, net, rose by 57.0% from a Ps. 5.6 million loss in 2008 to Ps. 8.9 million loss in 2009 mainly due to: (i) a Ps. 13.9 million decrease in revenues largely due to the fact that in 2008 the Company had reversed provisions for lawsuits for Ps. 5.5 million and allowance for doubtful accounts for Ps. 4.6 million, but this was not the case in 2009; besides there was also a Ps. 2.9 million variation in the recovery of allowances; (ii) this was partially offset by a Ps. 10.7 million decrease in revenues.

Income before taxes and minority interest

As a result of the foregoing, Income before taxes and minority interest increased by Ps. 52.7 million, from Ps. 160.9 million income for the fiscal year 2008, to Ps. 213.6 million income in fiscal year 2009.

Income tax and MPIT

Income tax and MPIT remained relatively stable and went from Ps. 78.1 million for the fiscal year 2008 to Ps. 80.3 million in fiscal year 2009. IRSA followed the deferred tax method to calculate IRSA’s income tax for the two fiscal years, which entails recognizing any temporary differences between the amounts for accounting purposes and tax assets and liabilities.

Minority interest

This item includes IRSA’s pro rata equity interests in the subsidiaries in which it has a minority interest. The result from third parties’ interests in those subsidiaries rose by Ps. 53.2 million from a Ps. 27.9 million loss for the fiscal year 2008 up to Ps. 25.3 million income in fiscal year 2009, mainly due to the losses incurred by the companies in which we hold a Minority interest.

Net income

As a result of the above, income for the year rose by Ps. 103.8 million from Ps. 54.9 million for the fiscal year 2008 up to Ps. 158.6 million in fiscal year 2009.

Results of Operations for the Fiscal Years ended June 30, 2008 and 2007

Revenues

Revenues rose by 46.8%, from Ps. 738.8 million for fiscal year 2007 to Ps. 1,084.2 million in fiscal year 2008, due mainly to an increase in revenues from our segments Development and sale of properties, Consumer Financing, Shopping centers, Offices and other non-shopping center rental properties, and Hotel operations.

Development and sale of properties

The revenues of our Development and sale of properties segment rose by 159.8% from Ps. 75.8 million for fiscal year 2007 to Ps. 196.8 million in fiscal year 2008. Revenues associated with this segment commonly sustain significant period-on-period variations arising from: (i) the number of properties sold and their prices, (ii) the properties in construction and the degree of progress of such projects.

This increase in revenues was primarily due to the revenues generated during fiscal year 2008 by (i) the sale of 29.9% over the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 108.4 million; (ii) the sale of Parcel Y at Dock III for Ps. 56.6 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots appraised at Ps. 19.2 million and (iv) a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots appraised at Ps. 3.4 million.

Offices and other non-shopping center rental properties

The revenues of our Offices and other non-shopping center rental properties segment went up by 78.9%, from Ps. 57.1 million for fiscal 2007 to Ps. 102.2 million in fiscal year 2008. This increase was mainly due to Ps. 45.0 million increase in revenues from office rentals which rose from Ps. 52.9 million in fiscal year 2007 to Ps. 97.9 million in fiscal year 2008. This Ps. 45 million increase in revenues is mainly attributable to: (i) Ps. 28.3 million in revenues from rentals in our recently acquired Class A office buildings, as follows: Della Paolera 265, purchased in August 2007 generated revenues for Ps. 15.7 million, Bouchard 551, acquired in March 2007, generated revenues for Ps. 8.8 million, and Dock del Plata, acquired in November 2006, generated revenues for Ps. 3.8 million; and (ii) Ps. 16.1 million in revenues from rentals due to the rise in the prices charged per square meter and similarly increased occupancy rates (which sustained a slight reduction from 94% during fiscal 2007 to 93.6% during fiscal year 2008).

Shopping centers

The revenues of our Shopping centers segment rose by 27.8% from Ps. 270.3 million for fiscal year 2007 to Ps. 345.4 million in fiscal year 2008. This increase originated mainly in to Ps. 62.6 million rise in revenues from rentals and admission rights due in turn to a 31.0% rise in the total sales of our tenants which went up from Ps. 2,825.8 million in fiscal year 2007 to Ps. 3,702.3 million in fiscal year 2008. The average occupancy rate at our shopping centers rose slightly from 99.1% in fiscal year 2007 to 99.3% during fiscal year 2008.

Hotel operations

The revenues of the Hotel operations segment rose by 21.3% from Ps. 122.7 million for fiscal year 2007 to Ps. 148.8 million in fiscal year 2008, mainly due to: (i) a 18.8% increase in the average price per room at the hotels (from Ps. 469.0 per night in fiscal year 2007 to Ps. 557.0 per night in fiscal year 2008); (ii) an increase in the average occupancy percentage from 74% in fiscal year 2007 to 76% in fiscal year 2008; and (iii) a 27.2% increase in the number of rooms available at Hotel Llao Llao, launched during fiscal year 2008.

Consumer financing

The revenues of the consumer financing segment rose by 36.7%, up from Ps. 213.0 million during fiscal year 2007 to Ps. 291 million during fiscal year 2008. This was the result of: (i) the macroeconomic conditions prevailing in Argentina in 2008 and the consequent rise in consumption; (ii) the continuous enhancement in the services rendered to Tarshop customers; (iii) an increase in the fees charged for the issuance of credit card statements and for the issuance of credit cards.

Costs

Costs went up by 57.3%, from Ps. 295.1 million for fiscal year 2007 to Ps. 464.2 million in fiscal year 2008, due to an increase in the costs of the following segments: Development and sale of properties, Consumer finance, Hotel operations, Offices and other non-shopping center rental properties and Shopping centers.

When measured as a percentage of IRSA’s revenues, costs went up from 39.9% during fiscal year 2007 to 42.8% during fiscal year 2008.

Development and sale of properties

The costs associated to Development and sale of properties went up by 161.0%, from Ps. 57.8 million for fiscal year 2007 to Ps. 150.9 million in fiscal year 2008. The costs associated to this segment commonly sustain major period-on-period variations according to: (i) the number of properties sold and their prices and (ii) the properties in construction and the degree of progress of such projects.

The increase in costs in fiscal year 2008 was mainly due to: (i) the sale of 29.9% over the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 84.9 million; (ii) the sale of Parcel Y at Dock III for Ps. 41.8 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots for Ps. 10.1 million and (iv) Ps. 3.6 million costs associated to a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots.

When measured as a percentage of IRSA’s revenues, the costs associated to the Development and sale of properties segment rose from 76.3% during fiscal year 2007 to 76.7% during fiscal year 2008.

Offices and other non-shopping center rental properties

The costs of the Offices and other non-shopping center rental properties segment rose by 50.5%, from Ps. 17.5 million for fiscal year 2007 to Ps. 26.3 million in fiscal year 2008. Depreciation accounts for the most significant portion of the costs associated to this segment.

The increase in the costs for fiscal year 2008 when compared to fiscal year 2007 was mainly due to increased depreciations which amounted to Ps. 9.3 million, as a consequence of the addition to IRSA’s portfolio of four new buildings to be allocated to our rentals business, namely, Bouchard 551, Della Paolera 265, Dock del Plata and Museo Renault.

Shopping centers

The costs of the Shopping centers segment rose by 8.8% from Ps. 91.1 million for fiscal year 2007 to Ps. 99.2 million in fiscal year 2008, primarily due to: (i) a Ps. 6.2 million increase in amortizations and depreciations; (ii) higher costs resulting from lawsuit-related contingencies in the amount of Ps. 1.6 million; (iii) an increase in parking-lot related expenses in the amount of Ps. 1.4 million; and (iv) an increase in costs associated to unrecoverable expenses in the amount of Ps. 1.1 million; offset in part by (v) a decrease in the costs related to refurbishments and changes in leasable areas in the amount of Ps. 2.2 million.

When measured as a percentage of IRSA’s revenues, the costs associated to the Shopping centers segment dropped from 33.7% during fiscal year 2007 to 28.7% during fiscal year 2008.

Hotel operations

The costs of the Hotel operations segment rose by 22.1%, from Ps. 69 million for fiscal year 2007 to Ps. 84.2 million in fiscal year 2008, mainly due to salary raises and increased social security contributions, increases in the costs of food and beverages, repairs and maintenance, public utilities, and fees and commissions paid.

When measured as a percentage of IRSA’s revenues, the costs associated to the Hotel operations segment rose from 56.2% in fiscal year 2007 to 56.6% in fiscal year 2008.

Consumer financing

The costs of the Consumer financing segment rose by 73.5% from Ps. 59.7 million during fiscal year 2007 to Ps. 103.6 million during fiscal year 2008 mainly as a result of: (i) an increase in the expenses related to interest and fees originating in the outsourcing of collection and other related services; (ii) an increase in expenses related to salaries and social security contributions; (iii) an increase in the fees for services; and (iv) an increase in taxes, charges, contributions and tax-related services.

When measured as a percentage of IRSA’s revenues, the costs associated to the Consumer financing segment went up from 28.0% during fiscal year 2007 to 35.6%.

Gross Profit

As a result of the above, gross profit rose by 39.8%, from Ps. 443.6 million for fiscal year 2007 to Ps. 620.0 million in fiscal year 2008, mainly due to the increase in gross profit from the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, Consumer finance, and Hotel operations segments.

When measured as a percentage of IRSA’s revenues, gross profit dropped from 60.1% for fiscal year 2007 to 57.2% for fiscal year 2008.

Gain from recognition of inventories at net realizable value

During fiscal year 2008, IRSA recorded a Ps. 2.8 million gain from recognition of inventories at net realizable value, primarily in connection with “Torre Renoir” for Ps. 2.6 million, compared to a Ps. 20.7 million gain during fiscal 2007, primarily related to “Dock III – Parcel X” for Ps. 18.7 million and to “San Martín de Tours” for Ps. 1.5 million.

Selling expenses

Selling expenses rose by 46.5%, from Ps. 168.8 million for fiscal year 2007 to Ps. 247.3 million in fiscal year 2008, mainly due to an increase in the Selling expenses associated to the Consumer finance operations segment and to a lesser extent, in the Hotel operations and Shopping centers segments, offset in part by the decreases in the Development and sale of properties, and Offices and other non-shopping center rental properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 22.9% for fiscal year 2007 to 22.8% in fiscal year 2008.

Development and sale of properties

The Selling expenses associated to the Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses dropped by 40.1%, from Ps. 12.8 million during fiscal year 2007 to Ps. 7.7 million during fiscal year 2008, primarily as a result of a Ps. 7.2 million decrease in turnover tax, offset in part by a Ps. 2.1 million increase in advertising and promotion expenses.

When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties segment fell from 17.0% during fiscal year 2007 to 3.9% during fiscal year 2008.

Offices and other non-shopping center rental properties

The Selling expenses associated to the Offices and other non-shopping center rental properties segment decreased by Ps. 0.9 million from Ps. 4.4 million for fiscal year 2007 to Ps. 3.5 million in fiscal year 2008 mainly due to the reduction in the allowance for doubtful accounts and to the decrease in advertising and promotion expenses; offset in part by an increase in turnover tax.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Offices and other non-shopping center rental properties segment fell from 7.9% during fiscal year 2007 to 3.4% during fiscal year 2008.

Shopping centers

The Selling expenses associated to the Shopping centers segment rose by 11.0% from Ps. 22.3 million for fiscal year 2007 to Ps. 24.8 million in fiscal year 2008 as a result of: (i) a Ps. 2.1 million increase in salaries and social security contributions; (ii) a Ps. 0.9 million increase in exhibitions and events; and (iii) a Ps. 0.7 million increase in turnover tax; (iv) offset in part by a Ps. 1.2 million decrease in the allowance for doubtful accounts.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Shopping centers segment decreased from 8.3% during fiscal year 2007 to 7.2% during fiscal year 2008.

Hotel operations

The Selling expenses associated to the Hotel operations segment rose by 36.4% from Ps. 12.2 million for fiscal year 2007 to Ps. 16.6 million for fiscal year 2008. This increase is primarily due to (i) an increase in the commissions of travel agents and credit cards in the amount of Ps. 2.1 million, basically indicative of the increase in the level of activities; and (ii) a Ps. 0.9 million increase in advertising.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Hotel operations segment went up from 9.9% during fiscal year 2007 to 11.2% during fiscal year 2008.

Consumer financing

The Selling expenses associated to the Consumer financing segment climbed by 66.3%, from Ps. 117.1 million during fiscal year 2007 to Ps. 194.7 million during fiscal year 2008, mainly due to: (i) a Ps. 38.6 million increase in bad debt charges. It is important to note in this respect that as of June 30, 2008, the thresholds that had been applied for establishing allowances in the previous year were raised. As a result of this increase, bad debt charges rose by Ps. 21.8 million; (ii) there was an 11.4 million increase in salaries and social security contributions; (iii) there was an increase in third parties’ fees and services for Ps. 9.0 million and (iv) there was a Ps. 5.4 million increase in advertising and promotion expenses; and (v) there was a Ps. 4.7 million increase in turnover tax charges; (vi) there was a Ps. 3.2 million increase in the expenses concerning power supply, telephone, mail and other communications; (vii) there was a Ps. 2.2 million increase in taxes and miscellaneous rates and (viii) there was a Ps. 1.9 million increase in rentals and common maintenance expenses.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to Consumer financing operations went up from 55.0% during fiscal year 2007 to 66.9% during fiscal year 2008.

Administrative expenses

Administrative expenses rose by 18.8%, from Ps. 102.8 million for fiscal year 2007 to Ps. 122.1 million in fiscal year 2008, mainly due to the increases sustained by each one of the remaining segments. The main components of Administrative expenses are salaries and social security contributions for administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed assets depreciation and tax (except for turnover tax).

When measured as a percentage of revenues, Administrative expenses went down from 13.9% in fiscal year 2007 to 11.3% in fiscal year 2008.

Development and sale of properties

The Administrative expenses associated to the Development and sale of properties segment rose by 11.3%, from Ps. 19.6 million for fiscal year 2007 to Ps. 21.8 million in fiscal year 2008, mainly due to a Ps. 1.6 million increase in fees and compensation for services.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Development and sale of properties segment dropped from 25.9% for fiscal year 2007 to 11.1% in fiscal year 2008.

Offices and other non-shopping center rental properties

The Administrative expenses related to the Offices and other non-shopping center rental properties segment rose by 30.9%, from Ps. 16.8 million for fiscal year 2007 to Ps. 22.0 million in fiscal year 2008. The increase is mainly due to (i) a Ps. 2.5 million increase in fees and compensation for services; and (ii) a Ps. 0.7 million increase in salaries and social security contributions.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Offices and other non-shopping center rental properties segment dropped from 30.2% for fiscal year 2007 to 21.8% in fiscal year 2008.

Shopping centers

The Administrative expenses related to the Shopping centers segment rose by 19.7%, from Ps. 32.7 million for fiscal year 2007 to Ps. 39.2 million in fiscal year 2008 mainly due to (i) a Ps. 3.3 million increase in salaries and social security contributions, (ii) a Ps. 1.7 million increase in taxes, mainly related to the tax on bank debits and credits and (iii) a Ps. 1.3 million increase in directors’ fees.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Shopping centers segment, went down from 12.1% during fiscal year 2007 to 11.3% during fiscal year 2008.

Hotel operations

The Administrative expenses related to the Hotel operations segment rose by 11.5%, from Ps. 26.9 million for fiscal year 2007 to Ps. 30.0 million in fiscal year 2008, mainly as a result of (i) a Ps. 1.9 million increase in salaries and social security contributions; and (ii) a Ps. 1.6 million increase in fees and compensation for services; offset in part by (iii) a Ps. 1.3 million decrease in commissions.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Hotel operations segment went down from 21.9% for fiscal year 2007 to 20.1% for fiscal year 2008.

Consumer financing

The Administrative expenses related to the Consumer financing segment rose by 34.7%, jumping from Ps. 6.8 million during fiscal year 2007 to Ps. 9.1 million during fiscal year 2008. This increase was mainly due to (i) a Ps. 1.6 million increase in salaries and social security contributions; (ii) a Ps. 0.3 million increase in power supply, telephone, mail and other communications.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Consumer financing segment dropped from 3.2% during fiscal year 2007 to 3.1% during fiscal year 2008.

Net (loss) income from retained interest in securitized receivables (Tarjeta Shopping).

Net income/loss from retained interest in securitized receivables dropped by Ps. 4.6 million, from Ps. 3.3 million income for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. As of June 30, 2008, we raised an Allowance for impairment in the amount of Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

Results from operation and holding of real estate assets, net

This line reflects the income and loss resulting from impairment and associated to the reversal of charges for impairment recognized in the past. Results from operation and holding of real estate assets rose by 4% from Ps. 2.6 million income for fiscal year 2007 to Ps. 2.7 million income in fiscal year 2008 recognized mainly in relation to the building located at Constitución 1159 for Ps. 2.1 million. During fiscal year 2007, income for Ps. 2.6 million had been attributed as follows: Neuquén Project: Ps. 2.2 million, Suipacha 652: Ps. 0.9 million, and Av. de Mayo 589 for Ps. 0.7 million, offset in part by a loss of Ps. 1.5 million in connection with Torres Rosario.

Operating income

Operating income rose by 28.4% from Ps. 198.5 million for fiscal year 2007 to Ps. 254.8 million in fiscal year 2008, mainly due to an increase in the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, and Hotel operations segments, offset in part by a decrease in the Operating income of the Consumer finance segment .

When measured as a percentage of revenues, Operating income decreased from 26.9% in fiscal year 2007 to 23.5% for fiscal year 2008.

Development and sale of properties

Operating income in the Development and sale of properties segment rose by Ps. 13.1 million up from Ps. 6.2 million for fiscal year 2007 to Ps. 19.3 million for fiscal year 2008, to a large extent due to increases in revenues and a decrease in selling expenses, partially offset by (i) increased costs, (ii) a reduction in income from the recognition of inventories at net realizable value and (iii) an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Development and sale of properties segment rose from 8.2% during fiscal year 2007 to 9.8% during fiscal year 2008.

Offices and other non-shopping center rental properties

Operating income in the Offices and other non-shopping center rental properties segment rose by 166.4%, jumping from Ps. 19.6 million for fiscal year 2007 to Ps. 52.3 million in fiscal year 2008, to a large extent due to an increase in revenues and a decrease in selling expenses, partially offset by increased costs and an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Offices and other non-shopping center rental properties segment, rose from 35.2% during fiscal year 2007 to 51.8% during fiscal year 2008.

Shopping centers

Operating income in the Shopping centers segment rose by 46.0%, from Ps. 124.8 million for fiscal year 2007 to Ps. 182.3 million in fiscal year 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Shopping centers segment, went up from 46.2% during fiscal year 2007 to 52.8% during fiscal year 2008.

Hotel operations

Operating income in the Hotel operations segment rose by 23.1% from Ps. 14.7 million for fiscal year 2007 to Ps. 18 million in fiscal year 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Hotel operations segment, went up from 11.9% during fiscal year 2007 to 12.1% during fiscal year 2008.

Consumer Financing

Operating income in the Consumer Financing segment decreased by 154.1% from Ps. 32.6 million income for fiscal year 2007 to a Ps. 17.7 million loss in fiscal year 2008, to a large extent due to an increase in costs, in selling expenses and in administrative expenses and to a reduction in income from retained interest in securitized receivables concerning Tarjeta Shopping trusts, partially offset by an increase in revenues.

When measured as a percentage of revenues for the segment, Operating income for the Consumer finance segment went down from 15.3% for fiscal year 2007 to (6.1)% during fiscal year 2008.

Financial operations and other

Operating income in the segment Financial transactions and other segment remained at Ps. 0.6 million for the fiscal years 2008 and 2007.

When measured as a percentage of revenues for the segment, Operating income for the Financial operations and other went up from 43.1% for fiscal year 2007 to 54.8% for fiscal year 2008.

Amortization of goodwill

Amortization of goodwill includes: (i) the amortization of goodwill corresponding to the following Alto Palermo subsidiaries: Shopping Alto Palermo S.A., Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G as well as (ii) the amortization of IRSA’s negative goodwill resulting from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Amortization of goodwill rose by Ps. 3.1 million, from a Ps. 1.5 million loss for fiscal year 2007 to Ps. 1.6 million income in fiscal year 2008.

Gains/(Losses) on equity investees

Gain on equity investees dropped by Ps. 53.2 million, from Ps. 40.0 million income for fiscal 2007 to a Ps. 13.2 million loss in fiscal 2008. This decrease was mainly due to a Ps. 53.1 million reduction in Banco Hipotecario’s profit from Ps. 41.4 million in fiscal year 2007 to a Ps. 11.8 million loss in fiscal year 2008.

The reduction in Banco Hipotecario’s revenues during fiscal year 2008 was primarily due to the losses incurred in fiscal year 2008, caused mainly by a decrease in the valuation of its long-term portfolio of Government securities.

Financial results, net

Financial results, net decreased by Ps. 80.8 million, from Ps. 4.1 million income for fiscal year 2007 to a Ps. 76.7 million loss in fiscal year 2008. The main reasons for this loss were: (i) a Ps. 88.1 million decrease in results from financial operations, primarily due to a Ps. 85.2 million decrease in the fair value of our holdings of mutual funds; (ii) Ps. 38.9 million increase resulting from higher financing expenses, primarily due to the increase in interest charges paid as a consequence of the issuance of notes (negotiable obligations) by IRSA and Alto Palermo during this fiscal year, partially offset by (iii) a decrease in the interest paid due to the redemption in October 2007 of IRSA’s floating rate secured notes in the amount of US$ 37.4 million, (iv) and the repayment of an unsecured loan for US$ 51 million. These reductions were partially offset by (i) foreign exchange gains in the amount of Ps. 26.3 million compared to fiscal year 2007, as a consequence of a variation in the US Dollar selling exchange rate during the fiscal year under analysis (it went down from Argentine Pesos 3.093 as of June 30, 2007 to 3.025 as of June 30, 2008), in contrast to the situation in the same period of the previous year when the Argentine Peso/US Dollar exchange rate had increased significantly (from Argentine Pesos 3.086 as of June 30, 2006 to 3.093 as of June 30, 2007).; and (ii) a Ps. 20.0 million increase due to the interest earned during fiscal year 2008 compared to fiscal year 2007, basically as a consequence of holdings of investments and other interest earned by Alto Palermo.

Other expenses, net

The line Other expenses, net, shrank by 60.0% from net expenses for Ps. 14.1 million in fiscal year 2007 to net expenses for Ps. 5.6 million in fiscal year 2008, primarily due to (i) the reversal of a provision for contingencies in the amount of Ps. 5.6 million; and (ii) a decrease in charges for personal property tax in the amount of Ps. 1.2 million which, according to Argentine rules and regulations, we must realize on behalf of our shareholders.

Income before taxes and minority interest

Therefore, Income before taxes and minority interest dropped by Ps. 29.2 million, from Ps. 227.1 million for fiscal year 2007, to income for Ps. 160.9 million in fiscal year 2008.

Income tax and MPIT

Income tax and minimum presumed income tax dropped by 10.8% down from Ps. 87.5 million for fiscal year 2007 to Ps. 78.1 million in fiscal year 2008. We applied the deferred tax method upon calculating our income tax for the two fiscal years, thus recognizing the temporary differences in our accounts and in tax assets and liabilities.

Minority interest

This item includes our proportional equity interest in the subsidiaries in which we own a minority interest. The loss resulting from third-party interests in such subsidiaries dropped by 14%, from a Ps. 32.4 million loss for fiscal year 2007 to a Ps. 27.9 million loss for fiscal year 2008, mainly due to the increase in the statement of income accounts of the companies in which we have a minority interest and to the acquisition of the remaining 33.33% shareholding in Palermo Invest S.A., having eliminated the effect of the minority interest in said company during this fiscal year.

Net income

Therefore, net income decreased by Ps. Ps. 52.2 million down from Ps. 107.1 million for fiscal year 2007 to Ps. 54.9 million in fiscal year 2008.

IRSA’s Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2009:

Schedule of Maturities or Amortization

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
	(in million Pesos, constant currency, as of June 30, 2009)(2)%
Banking debt and other
Bank loans (3)	$ / US$	248.5	25.6	25.5	25.5	—	325.1
Hoteles Argentinos secured loans	US$	20.7	—	—	—	—	20.7	9.7
APSA’s notes (Negotiable Obligations) (4)	US$	2.6	—	—	—	58.8	61.4	10.0
APSA’s Series II notes (4)		$26.6	26.4	26.4	0.0	—	79.4	11.0
APSA’s Series I notes (4)	US$	2.7	-0.5	-0.5	-0.5	285.7	286.9	7.9
IRSA’s notes	US$	19.3	-0.9	-0.9	-0.9	566.4	583.0	8.5
Debt financed by the seller	$ / US$	34.6	1.7	1.7	1.7	3.4	43.2

Total banking debt and other		355.0	52.3	52.2	25.8	914.3	1,399.7

Mortgages payable
Mortgages payable over the Bariloche lots	US$	1.9	—	—	—	—	1.9	7.0

Total mortgages payable		1.9	—	—	—	—	1.9

Total debt		356.9	52.3	52.2	25.8	914.3	1,401.6

(1)	Figures may not sum due to rounding.

(2)	Exchange rate as of June 30, 2009 US$1.00 = Ps.3.797.

(3)	Includes bank overdrafts.

(4)	Disclosed net of the notes held by the Company

Hoteles Argentinos secured loan

On March 23, 2005, Credit Suisse First Boston International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

Date	Amount due (US$ thousands)
March 15, 2008	213
September 15, 2008	225
March 15, 2009	239
September 15, 2009	253
March 15, 2010	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7.0%.

In addition, we entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default we should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, we amended the credit default swap agreement with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which has also been instrumented through a credit default swap agreement. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (i) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, or (ii) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

On September 15, 2008 and on March 15, 2009 we repaid principal installments for US$ 0.2 million each.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension originally scheduled and approved at the meeting of holders of such convertible notes held on May 2, 2006. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2009, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$47.2 million in nominal value. If all the note holders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million shares (Ps. 224.0 million par value) to 2,239.7 million shares (Ps. 224.0 million par value). As of June 30, 2009, we hold US$31.7 million of Alto Palermo’s convertible notes.

Alto Palermo’s Convertible Notes

At the note holders’ meeting held on May 2, 2006, the holders of Alto Palermo notes unanimously decided to extend the maturity date of Alto Palermo’s Series I notes for a principal amount of US$ 50 million. The convertible notes’ original four-year term, counted as from the date of issuance on June 19, 2002 was extended up to a new maturity date to fall on July 19, 2014.

The convertible notes outstanding as of June 30, 2009 totaled US$ 47,227,934. If all the holders of Alto Palermo notes were to exercise their conversion rights, the number of Alto Palermo’s outstanding shares would go up to 782,064,214.

As of June 30, 2009, we held US$ 31.7 million convertible notes in nominal value.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

Acquisition of Alto Palermo’s Series I Notes. During fiscal 2009 we bought Alto Palermo’s Series I Notes, at a fixed interest rate and maturing in June 2017, for US$ 39.6 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.488 as the so-called dirty price (includes interest accrued but still unpaid) for a total of US$ 19.3 million.

In turn, in the course of fiscal 2009 our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

Therefore, as of June 30, 2009, IRSA’s consolidated holdings of Series I notes amounted to US$ 49.6 million in nominal value.

Acquisition of Alto Palermo’s Series II Notes. During fiscal 2009 we bought Alto Palermo’s Series II Notes, at a fixed interest rate and maturing in June 2012 (Argentine Peso-Linked Note) for US$ 15.1 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.5447 for a total of US$ 8.2 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series II notes for US$ 3.2 million in nominal value. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million.

Therefore, at June 30, 2009, our consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

Our 8.5% notes due 2017

On February 2, 2007, we issued our 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, plus

•	Any reduction in the indebtedness assumed by the Company or by any restricted subsidiary as a result of conversion into equity; plus

•	Any net reduction in investments in debt certificates (other than permitted investments) and in the returns on investments, plus

•	Any distribution received from unrestricted subsidiaries.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33,558,448 which we applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal 12% over balances. Interest shall be repaid in semi-annual installments, maturing on April and October 28, each year. To guarantee the repayment of the loan, a mortgage has been set up on the property known as “Edificio República” for the amount thereof.

In April 2009 principal installments were paid for US$ 6.7 million.

Off-balance sheet arrangements

We do not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are not reflected in our consolidated financial statements. All our interests and/or relations with our subsidiaries or companies under joint control are recorded in our consolidated financial statements.

MANAGEMENT

Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Currently our Board of directors is composed of twelve directors and six alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2007	2010	2001
Oscar P. Bergotto	06/19/1943	Regular Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Regular Director	2008	2011	1999
Ricardo Esteves	05/25/1949	Regular Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Regular Director	2006	2009	2003
Marcos Fischman	04/09/1960	Regular Director	2006	2009	2003
Fernando Rubín	06/20/1966	Regular Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Regular Director	2007	2010	2004
Mario Blejer	06/11/1948	Regular Director	2008	2011	2005
Mauricio Wior	10/23/1956	Regular Director	2006	2009	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2008	2011	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2008	2011	2008
Juan C. Quintana Terán	06/11/1937	Alternate Director	2008	2011	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2008	2011	2003
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate Director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate Director	2007	2010	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo SA, IRSA, Consultores Asset Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”) and BACS Banco de Crédito & Securitización (“BACS”) and Banco Hipotecario S.A., among others. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A. and a director at BrsilAgro and at Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of APSA, the first vice-chairman of SAPSA and Cresud and vice-chairman of Puerto Retiro and Fibesa, and a director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently he is chairman of BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of APSA and SAPSA. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain, Commercial Director and Alternate Director, Daniel R. Elsztain and a cousin of Director Fernando A. Elsztain.

Oscar P. Bergotto. Mr. Bergotto has been IRSA’s Chief Treasury Officer since 1991. He has also worked in various other real estate companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario S.A. and Puerto Retiro, among others. He is Alejandro Elsztain and Eduardo S. Elsztain’s cousin.

Ricardo Esteves. He has a degree in Political Sciences from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario S.A.

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Insituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005 and has also worked for an independent construction company in Argentina. At present he is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of directors of Banco Hipotecario, and a number of other companies.

Ricardo H. Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Banco Hipotecario S.A. and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations and is currently a member of the board of directors of HSBC Bank S.A (Bank Roberts).

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Daniel R. Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of second Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of Director Fernando A. Elzstain.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternate member. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the business delegated by the Board of Directors in accordance with applicable law and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of our Company;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Senior Management

The Board of Directors appoints and removes senior management. Senior management performs its duties in accordance with the instructions of the Board of Directors.

The following table shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel R. Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of APSA and Cresud.

Jorge Cruces. Mr. Jorge Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the University of Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at the Torcuato Di Tella University.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as financial manager from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche. He also serves as chief administrative officer of APSA and Cresud.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 10, 2007:

Name	Date of birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Member	2009	1992
Marcelo H. Fuxman	11/30/1955	Member	2009	1992
Roberto Murmis	04/07/1959	Member	2009	2005
Silvia De Feo	10/07/1958	Alternate member	2009	2003
Alicia Rigueira	12/02/1951	Alternate member	2009	2006
Sergio Kolaczyk	11/28/1964	Alternate member	2009	2005

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and IBSA.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and IBSA.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L., Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of SAPSA, IBSA and Baldovinos S.A.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados, affiliated with SC International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences at the University of Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L., Nexia International. He is also an alternate member of the supervisory committee of APSA and Cresud.

Internal Control - Audit Committee

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability on financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our board of directors established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risk, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors.

The Audit Committee must meet at least once a year.

In accordance with Decree No. 677/2001 and the Regulations of the Comisión Nacional de Valores our Audit Committee is made up by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Mario Blejer, Cedric Bridger and Ricardo H. Liberman.

Compensation

Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

In the course of our shareholders’ meeting held on October 31, 2008, the shareholders approved total compensation in the amount of Ps. 4.2 million for all our directors for the fiscal year ended on June 30, 2008. At the end of this fiscal year, these amounts had been totally paid.

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Employment contracts with our directors

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, ,Oscar Bergotto, Marcos Fischman and Fernando Rubín are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2009 was Ps.7.9 million.

Supervisory Committee

The shareholders meeting held on October 31, 2008, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

Compensation plan for executive management

We are developing a special compensation plan for its key managers by means of contributions to be made by the employees and by us.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

The funds collected as a result of the Company’s contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without legal justification, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

MARKET INFORMATION

New York Stock Exchange

Our Global Depositary Shares (GDSs), representing 10 common shares each, are listed on the New York Stock Exchange under the trading symbol “IRS”. Our GDSs started to be listed on the New York Stock Exchange on December 20, 1994 and they were issued by the Bank of New York, Inc., acting as depositary. However, it should not be assumed that our GDSs will be listed at a multiple 10 times higher than the price per common share. The table below shows the high and low closing prices of our GDSs in the New York Stock Exchange for the indicated periods.

	US$ per GDS
	High	Low
Fiscal year
2009	12.00	3.01
2008	20.84	11.19
2007	21.52	10.60
2006	13.96	10.74

	High	Low
Quarter
2009
4th quarter	5.00	3.54
3rd quarter	4.53	3.01
2nd quarter	7.11	3.08
1st quarter	12.00	7.27
2008
4th quarter	15.10	11.19
3rd quarter	14.31	12.54
2nd quarter	18.05	14.53
1st quarter	20.84	14.45
2007
4th quarter	21.52	18.50
3rd quarter	19.13	15.75
2nd quarter	16.98	12.90
1st quarter	12.86	10.60
2006
4th quarter	13.96	10.74
3rd quarter	13.35	10.80
2nd quarter	12.58	11.15
1st quarter	13.00	11.61

	High	Low
Month (fiscal year 2009)
June	4.99	4.55
May	5.00	4.05
April	4.10	3.54
March	4.01	3.01
February	3.55	3.12
January	4.53	3.35

Source: Bloomberg.

Buenos Aires Stock Exchange

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “IRSA”. Our common shares started to be traded on the Buenos Aires Stock Exchange in 1948. The table below shows the high and low closing prices of our common shares in the Buenos Aires Stock Exchange for the indicated periods:

	Pesos per share
	High	Low
Fiscal year
2009	3.70	1.10
2008	6,45	3,62
2007	6,60	3,26
2006	4,20	3,34

	High	Low
Quarter
2009
4th quarter	1.95	1.40
3rd quarter	1.50	1.10
2nd quarter	2.25	1.15
1st quarter	3.70	2.26
2008
4th quarter	4.78	3.62
3rd quarter	4.65	3.98
2nd quarter	5.75	4.60
1st quarter	6.45	4.68
2007
4th quarter	6.60	5.70
3rd quarter	5.90	4.84
2nd quarter	5.20	4.00
1st quarter	3.96	3.26
2006
4th quarter	4.20	3.35
3rd quarter	4.13	3.35
2nd quarter	3.79	3.35
1st quarter	3.67	3.34

	High	Low
Month (fiscal year 2009)
June	1.91	1.82
May	1.95	1.47
April	1.53	1.40
March	1.47	1.10
February	1.29	1.11
January	1.50	1.28

Source: Bloomberg.

Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The Board of Directors may declare interim dividends, in which case, all Board members and Supervisory Committee’s members will be jointly and severally liable to reimburse the sums disbursed as dividends if at the end of the fiscal year in which interim dividends are paid, net and realized profits are insufficient to enable the payment of dividends. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting. Considering the ownership interest in our capital stock, our principal shareholders are entitled to significantly influence on the election of Board members and the approval, amount and payment of dividends. However, this authority is subject to the requirements of Argentine laws and our by-laws.

The Board of Directors submits our financial statements and annual report for the previous fiscal year, together with the Supervisory Committee’s report, to the annual ordinary shareholders’ meeting for approval. The annual ordinary shareholders’ meeting convened to approve the annual report and financial statements and to determine the distribution of net income, must be held before October 31, each year. In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

•	dividends and additional dividends on preferred shares, if any, and

•	additional amounts may be allocated for the payment of optional reserve funds, or to establish contingency reserves or for whatever other purpose our shareholders determine.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

As a consequence of the prepayment of the Unsecured Loan Agreement for US$ 51 million on October 29, 2007 and the repurchase of Secured Notes due November 2009, on October 29, 2007, the restrictions on the payment of dividends and the redistribution or repurchase of debt or share established in the referred Loan Agreement and Notes, became null and void.

•

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annually and maturing on February 2, 2017. This bond limits our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

Although at the shareholders’ meeting held on October 31, 2008 our shareholders resolved not to pay dividends at that time, we might resume the payment of dividends in the near future.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—
2009	—	—	—

(1)	Corresponds to payments per common share.

PROSPECTS FOR THE NEXT FISCAL YEAR

During fiscal 2009, the Company succeeded in consolidating its operations amidst one of the most dramatic financial crisis in the last decades.

Regarding our Shopping Center segment, we will continue with our expansion strategy in the City of Buenos Aires and in the provinces. Particularly with respect to the City of Buenos Aires and its outskirts, we expect to finally incorporate the property known as “Soleil Factory” located in San Isidro into our portfolio in the course of this fiscal year and to start with the development of a new shopping center in the province of Tucumán. In the more distant and less populated areas outside the City of Buenos Aires our goal is to implement a new concept known as “Premium Outlets” designed to meet the needs of each local market. For such purpose we have already moved forward with feasibility studies in various sites.

Additionally, we will continue with improvements, revamping processes and space redistributions in our Shopping Centers so as make a better utilization of the leasable square meters, add functionality and intensify the appeal of the shopping centers for the benefit of consumers and retailers. We will continue encouraging a diversified base of local and international renowned tenants as well as the presence of top brands in our shopping centers in order to offer the best products in the market to consumers. We will continue with marketing actions, events and targeted promotional campaigns in our Shopping Centers in order to attract consumers. These actions will be implemented with the joint effort of the Company, the retailers and the banks that issue credit cards. All these actions seek to favor cash flow generation in the long term for our Shopping Centers and to strengthen their position in the market.

Regarding our Consumer Financing segment, we will continue to act on the areas that require improvement seeking to streamline operating and financial performance and adopting measures aimed at stabilizing the business within the current economic context. Tarshop is a leading company in the consumer finance market and it is our understanding that once it is operationally and financially stabilized, it will be in an advantageous position to tap into the opportunities that may arise in the market. In this respect, we expect a significant recovery in this segment’s results for the next year.

Regarding the Office Rental market, prospects are favorable in the long term and our company has a unique and unrepeatable portfolio of rental properties with top notch tenants reflected in this segment’s capacity for cash generation. We expect to continue reflecting increased income in the future to the extent the lease prices of our meters are adjusted upwards and catch up with those prevailing in the market and to continue endeavoring to find tenants for the square meters still vacant in Edificio República and in the new office building next to the Shopping Dot Baires, scheduled to be operational in early 2010, along the new flourishing office corridor in the northern part of the City of Buenos Aires. We will also continue to assess opportunities to improve the quality of the square meters held in our portfolio focusing on those that are strategic in terms of market positioning, productivity or appreciation potential.

Regarding the Sales and Development segment, we will continue carrying out the first project launched through the IRSA-CYRELA vehicle: the sale of almost all units has been agreed upon with buyers and the degree of progress of the works is visible. As to CYRSA’s remaining project pipeline (Caballito, Abasto), our objective is to kick off these developments in the course of next year. We will also endeavor to obtain the final permits for other projects in the pipeline.

Market dynamics present new scenarios that enable the consummation of new projects. On that basis, the Company will continue to evaluate the acquisition or development of Real Estate outside Argentina to the extent any such opportunity is attractive. We believe that the know-how in real estate gained by the Company throughout the years as well as its access to capital markets will allow us to successfully face the challenges envisaged. In this respect, soon after the close of the fiscal year, one of IRSA’s controlled companies acquired a 10.5% stake in the capital stock of Hersha Hospitality Trust, a

REIT listed in the New York Stock Exchange that has majority ownership interests in 73 hotels throughout the USA totaling about 9,300 rooms. These hotels are mainly scattered throughout the US Northeast (New York, New Jersey, Boston, Washington DC and Philadelphia) and the properties are operated mainly under leading franchises that enjoy renowned prestige in the market. Through this acquisition, IRSA becomes Hersha Hospitality Trust’s main shareholder and our Chairman, Mr. Eduardo S. Elsztain, also becomes a member of its Board of Directors. Thus, our company enters the US hotel market accompanied by a major strategic partner.

In view of the strong cash generation that the Company has been showing, the quality of its assets, its franchise to access the capital markets and the agility to tap into market opportunities and to adapt to circumstances, we are confident that we will continue to strengthen each one of our business lines and that this will lead to the formation of a unique Real Estate portfolio in Argentina while safeguarding the solvency and liquidity of our Company.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

For the Fiscal years ended June 30, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	66,562	161,748
Investments (Note 6)	335,234	383,444
Accounts receivable, net (Note 7)	263,471	186,017
Other receivables and prepaid expenses (Note 8)	201,703	109,031
Inventories (Note 9)	24,899	53,602

Total Current Assets	891,869	893,842

NON-CURRENT ASSETS
Accounts receivable, net (Note 7)	6,626	10,395
Other receivables and prepaid expenses (Note 8)	196,766	140,314
Inventories (Note 9)	164,933	129,178
Investments (Note 6)	1,001,654	833,373
Fixed assets, net (Note 10)	2,720,506	2,530,141
Intangible assets, net	18,559	8,612

Subtotal Non-Current Assets	4,109,044	3,652,013

Negative goodwill, net (Note 11)	(64,926)	(73,883)

Total Non-Current Assets	4,044,118	3,578,130

Total Assets	4,935,987	4,471,972

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 12)	229,542	242,063
Mortgages payable (Note 13)	1,930	2,919
Customer advances (Note 14)	96,843	104,584
Short-term debt (Note 15)	349,243	187,234
Salaries and social security payable (Note 16.b)	35,863	33,955
Taxes payable (Note 16.a)	147,883	76,708
Other liabilities (Note 17)	110,992	93,017

Total debts	972,296	740,480

Provisions	2,594	1,787

Total Current Liabilities	974,890	742,267

NON-CURRENT LIABILITIES
Trade accounts payable (Note 12)	67,300	55,140
Mortgages payable (Note 13)	—	1,538
Customer advances (Note 14)	150,357	98,797
Long-term debt (Note 15)	1,044,725	1,119,726
Taxes payable (Note 16.a)	61,254	35,327
Other liabilities (Note 17)	71,881	30,385

Total debts	1,395,517	1,340,913

Provisions	5,537	7,899

Total Non-Current Liabilities	1,401,054	1,348,812

Total Liabilities	2,375,944	2,091,079

Minority interest	464,381	456,715
SHAREHOLDERS’ EQUITY	2,095,662	1,924,178

Total Liabilities and Shareholders’ Equity	4,935,987	4,471,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice-president I
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
Revenues	1,220,584	1,084,242
Costs	(508,506)	(464,223)

Gross profit	712,078	620,019

Gain from recognition of inventories at net realizable value	12,056	2,832
Selling expenses	(236,201)	(247,297)
Administrative expenses	(147,329)	(122,121)

Subtotal	(371,474)	(366,586)

Net loss from retained interest in securitized receivables	(46,012)	(1,261)

Gain from operations and holdings of real estate assets, net	1,124	2,670

Operating income (Note 4)	295,716	254,842

Amortization of negative goodwill, net	1,602	1,638

Financial results generated by assets:
Interest income and unrealized results from investments	11,813	13,860
Interest on discounting assets	(13,780)	(4,807)
Gain (loss) on financial operations	31,054	(5,710)
Foreign exchange gain	50,623	1,386

Subtotal	79,710	4,729

Financial results generated by liabilities:
Interest on discounting liabilities	141	(613)
Foreign exchange (loss) gain	(196,322)	19,246
Gain on repurchase of debt (Note 23 2. and Note 17 3. Basic Financial Statements)	105,850	—
Gain (loss) on hedge operations (Note 25)	9,436	(4,100)
Interest expense and others	(135,196)	(96,004)

Subtotal	(216,091)	(81,471)

Financial results, net	(136,381)	(76,742)

Gain (loss) on equity investees	61,542	(13,209)
Other expenses, net (Note 18)	(8,855)	(5,642)

Income before taxes and minority interest	213,624	160,887

Income tax and MPIT	(80,334)	(78,112)
Minority interest	25,345	(27,900)

Net income	158,635	54,875

Earnings per share
Basic net income per share (Note 26)	0.274	0.100
Diluted net income per share (Note 26)	0.274	0.100

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice-president I
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	389,004	708,523
Cash and cash equivalents as of the end of the year	185,942	389,004

Net decrease in cash and cash equivalents	(203,062)	(319,519)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	158,635	54,875
Plus income tax and MPIT	80,334	78,112
Adjustments to reconcile net income to cash flows from operating activities:
• (Gain) loss on equity investees	(61,542)	13,209
• Amortization of negative goodwill, net	(1,602)	(1,638)
• Minority interest	(25,345)	27,900
• Allowances and provision	113,754	91,403
• Depreciation and amortization	135,791	118,269
• Financial results, net	209,526	6,566
• Gain from operations and holdings of real estate assets, net	(1,124)	(2,670)
• Gain from recognition of inventories at net realizable value, net	(12,056)	(2,832)
• Gain from sale of inventories	(2,867)	(14,541)
• Gain for repurchase of debt	(105,850)	—
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in current and non-current investments	(11,584)	(24,121)
• Increase in accounts receivable, net	(122,571)	(121,069)
• Increase in other receivables and prepaid expenses	(133,674)	(51,089)
• Decrease in inventories	74,872	129,729
• Increase in intangible assets, net	(11,999)	(1,619)
• Increase (decrease) in taxes payable and social security payable	38,631	(83,532)
• Increase in customer advances	47,517	53,124
• (Decrease) increase in trade accounts payable	(38,571)	40,755
• (Decrease) increase in accrued interest	(3,441)	7,613
• Decrease in provision	(2,211)	(1,222)
• (Decrease) increase in other liabilities	(25,330)	2,711

Net cash provided by operating activities	299,293	319,933

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of equity investees and non current investment	(157,613)	(23,892)
• Decrease in minority interest	—	(6,282)
• Acquisitions and improvements of fixed assets	(272,297)	(735,337)
• Acquisitions of undeveloped parcels of land	(9,836)	(17,225)
• Advance payments for the acquisition of shares	—	(683)
• Decrease in goodwill	—	(9,855)
• Loans granted to related parties	(3,711)	—
• Insurance recoveries from fire damage in Alto Avellaneda	—	4,677

Net cash used in investing activities	(443,457)	(788,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Capital contribution by minority owners in related parties	48,038	32,534
• Increase in short-term and long-term debt	136,395	178,462
• Payment of short-term and long-term debt	(156,277)	(48,950)
• Increase in bank overdrafts, net	44,439	5,023
• Re purchase of debt	(105,425)	(138,583)
• Decrease in mortgages payables	(2,527)	(18,425)
• Exercise of warrants	—	163,416
• Dividends paid by subsidiaries to minority shareholders	(23,541)	(24,332)

Net cash (used in) provided by financing activities	(58,898)	149,145

NET DECREASE IN CASH AND CASH EQUIVALENTS	(203,062)	(319,519)

(1)	Includes cash, and bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice-president I
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
Supplemental cash flow information
• Interest paid	131,742	134,858
• Income tax paid	55,566	63,743
Non-cash activities:
• Capitalization of financial costs in fixed assets	86,962	10,509
• Increase on inventories through a decrease on fixed assets, net	78,870	—
• Increase in non current investments through an increase in other liabilities	76,050	—
• Conversion of debts into common shares	—	59,174
• Transfer of fixed assets net to non current investments	—	49,872
• Increase in fixed assets net through an increase in accounts payable	40,990	1,069
• Liquidation of interest in credit card receivable	30,849	—
• Decrease in customer advances through a decrease in inventories	26,883	56,576
• Increase in non current investments through an increase in debt	—	23,212
• Decrease in current investments through an increase in other receivables and prepaid expenses	24,541	—
• Cumulative translation adjustments	12,849	—
• Decrease in undeveloped parcels of land through an increase in inventories	5,406	9,223
• Increase in negative goodwill, net through a decrease in minority interest	7,410	—
• Capitalization of financial costs in inventories	7,087	—
• Decrease in accounts payable through a decrease in undeveloped parcels of land	5,445	—
• Increase in undeveloped parcels of land through an increase in accounts payable	—	5,445
• Increase in non current investments through a decrease in other receivables and prepaid expenses	—	3,995
• Increase in current investments through an increase in other liabilities	2,739	—
• Increase in intangible assets net through a decrease in minority interest	1,137	—
• Transfer of inventories to current investments	—	705
• Decrease in undeveloped parcels of land through an increase in other receivables and prepaid expenses	279	—
• Increase in undeveloped parcels of land through an increase in trade accounts payable	150	—
• Repurchase of debt	—	9,090
Composition of cash and cash equivalents at the year end
Cash and Banks	66,562	161,748
Current investments	335,234	383,444
Total cash and banks and current investments as per balance sheet	401,796	545,192
Less: (items not considered cash and cash equivalents)
• Mutual funds	36,787	61,099
• Bonds	14,095	21,378
• Retained interest in securizited receivables of CPs	136,231	57,106
• Allowance for impairment	(10,198)	(11,423)
• Mortgage bonds issued by BHSA	798	1,286
• Stock shares	21,603	—
• U.S. Treasury Bonds	—	24,448
• TDFs	16,490	2,243
• Other investments	48	51

Cash and cash equivalents	185,942	389,004

Saúl Zang
Vice-president I
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Consolidated Financial Statements

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at June 30, 2009 and June 30, 2008 and the statements of income and cash flows for the fiscal years ended June 30, 2009 and 2008 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (“FACPCE”) and approved by the Consejo Profesional de Ciencias Economicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The Consolidated Financial Statements include the assets, liabilities and results of operations of the following subsidiaries:

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Financel Communications S.A. (1)	—	80.00	—	80.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.34	63.34	63.34	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00

(1)	Created in August 2007 and sold in December 2008 without having started its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

a.	(continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the Consolidated Financial Statements, applying the proportionate consolidation method.

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Rummaala S.A (2)	50.00	50.00	50.00	50.00
CYRSA S.A. (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A.

(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.2.).

b.	Comparative Information

The financial statements as of June 30, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2009.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the Basic Financial Statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

In addition to the description in the Basic Financial Statements:

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a.	(Continued)

Additionally, APSA charges its tenants a monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which Alto Palermo S.A. has shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the year irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a.	(Continued)

Net operating results from each business unit are disclosed in Note 4.

b.	Investments

b.1.Current Investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds and US Treasury Bonds are carried at their market value at the end of the year and time deposits are carried at face value plus accrued interest at the end of the year.

b.2 Equity investees and other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

The value of the intangible assets does not exceed their estimated recoverable value at year end.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

d.	Negative goodwill, net

i) Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issuer will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Fibesa S.A., Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. (“Empalme”) and Mendoza Plaza Shopping S.A. (through APSA) and Palermo Invest S.A., APSA.

Goodwill related to the subsidiary Tarshop S.A. (through APSA) has been determined due to an increase in the equity interest that took place during this fiscal year. Such goodwill is amortized by the straight-line method over a 12 years old.

ii) Goodwill: The goodwill represents the excess of the acquisition cost over the net assets´ current value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A. and Fibesa S.A. (through APSA) and APSA.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault and Torre BankBoston.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

d.	(continued)

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does not exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4: NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Hotel, Consumer finance segment, and financial operations and others. As mentioned in Note 1, the Consolidated Statements of income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company´s construction and sale of property business.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the activity of Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and amenities of restaurant revenues.

•	Consumer financing

This segment manages the Company’s portfolio of credit card and personal loan accounts issued by Tarshop S.A., APSA´s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity and other investments.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Basic Financial Statements and in Note 3 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2009

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Net loss from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holding of real estate assets, net	51	1,073	—	—	—	—	1,124

Operating income (loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716

Amortization of goodwill	455	1,100	47	—	—	—	1,602
Financial results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Gain on equity investees	1,974	—	40	—	— (1)	59,528	61,542
Other expenses, net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income (loss) before taxes and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and MPIT	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345

Net income (loss)	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635

Depreciation and amortization (b)	782	24,781	86,643	18,001	5,584	—	135,791

Acquisition of fixed assets net and intangible assets net	10,060	15,948	252,646	2,204	3,439	—	284,296
Non-current investments in equity investments	25,332	—	—	—	—	544,191	569,523
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	Includes offices, commercial and residential premises.

(b)	Included in operating income.

(1)	Includes the gain on equity investee from Banco Hipotecario of Ps. 142.1 million and the loss on equity investee in Metropolitan 888 Third Avenue LLC. (through Tyrus) of Ps. 82.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2008

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	196,811	102,159	345,395	148,847	291,030	—	1,084,242
Costs	(150,894)	(26,347)	(99,175)	(84,220)	(103,587)	—	(464,223)
Gross profit	45,917	75,812	246,220	64,627	187,443	—	620,019
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(194,726)	—	(247,297)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(9,115)	—	(122,121)
Net loss from retained interest securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holding of real estate assets	66	2,604	—	—	—	—	2,670

Operating income	19,270	52,930	182,261	18,040	(17,659)	—	254,842

Amortization of goodwill	488	1,782	(390)	—	(242)	—	1,638
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Loss on equity investees	(1,065)	—	(33)	(23)	— (1)	(12,088)	(13,209)
Others expenses, net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,643	163,228	6,420	(14,476)	(49,119)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)

Net income (loss)	12,012	46,322	51,889	3,273	(8,540)	(50,081)	54,875

Depreciation and amortization (b)	577	24,908	73,185	13,283	1,888	—	113,841

Acquisition of fixed assets net and intangible assets net	3,118	442,585	250,887	40,077	6,822	—	743,489
Non-current investments in equity investments	—	—	—	—	—	318,250	318,250
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.

(b)	Included in operating income.

(1)	Includes the loss on equity investees from Banco Hipotecario of Ps. 12.4 million

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Cash on hand	3,758	5,861
Bank accounts	61,655	154,260
Checks to be deposited	1,149	1,627

	66,562	161,748

NOTE 6: INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Current
Mutual funds (2)	141,011	150,123
Retained interest in securitized receivables (1)	136,231	57,106
Stock shares (1)	21,603	—
TDFs (1)	16,490	2,243
Time deposits	15,156	138,232
PRE 2009 bonds (1)	10,108	15,199
PRO 2012 bonds (1)	3,987	6,179
Mortgage bonds issued by BHSA (1)	798	1,286
Other investments (1)	48	51
Allowance for impairment of CPs (1)	(10,198)	(11,423)
U.S. Treasury Bonds (1)	—	24,448

	335,234	383,444

Non-current
Banco Hipotecario S.A. (5)	539,064	289,298
Banco de Crédito y Securitización S.A.	5,127	5,444
Manibil S.A. (Note 16.8 to the Basic Financial Statements)	25,332	23,508
Retained interest in securitized receivables	22,899	111,675
Advance payments for the acquisition of shares (Note 22 B.2.)	6,250	6,383
Allowance for impairment of CPs	(1,891)	(577)
Other investments	95	693

	596,876	436,424

Undeveloped parcels of land:
Santa María del Plata	139,748	135,785
Puerto Retiro (4)	54,380	54,498
Patio Olmos (Note 22 B.6.)	32,949	32,944
Caballito (Note 21 B.)	36,741	36,696
Pereiraola	21,717	21,717
Torres Rosario	15,577	17,093
Air space Coto (Note 22 B.10.)	13,188	13,143
Canteras Natal Crespo	5,705	5,555
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030
Luján	—	9,510
Plot of land Beruti	52,715	52,030
Plot of land Zetol	13,116	—
Plot of land Vista al Muelle	1,739	—
Other undeveloped parcels of land (3) (Note 22 B.8)	10,765	11,540

	404,778	396,949

	1,001,654	833,373

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

(1)	Not considered cash equivalent for purposes of presenting the Statements of Cash Flows.

(2)	As of June 30, 2009 and 2008 includes; Ps. 36,787 and Ps. 61,099, respectively, corresponding to mutual funds, not considered as cash for the purpose of the Statement of Cash Flows.

(3)	Disclosed net of the allowance for impairments related to Padilla 902 of Ps. 259 as of June 30, 2008. See comments in Note1.5.i, Basic Financial Statements.

(4)	See Note 21.A.i).

(5)	As of June 30, 2009, includes Ps. 35,609 and Ps. 12,426 as goodwill and negative goodwill, respectively, and as of June 30, 2008 includes Ps. 35,699 and Ps. 3,328 as goodwill and negative goodwill, respectively. Represents 320,038,137 shares with a quoted value at closing equivalent to Ps. 0.85 per share as of June 30, 2009 and Ps. 1.130 per share as of June 30, 2008.

NOTE 7: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Leases and services receivables	83,735	2,691	59,903	2,117
Consumer financing receivables (Tarshop)	141,570	6,490	116,972	9,684
Checks to be deposited	62,230	—	52,244	—
Receivables from the sale of properties	8,713	153	1,591	550
Debtors under legal proceedings	35,903	—	29,550	—
Hotel receivables	7,713	—	10,076	—
Receivables with collection agents (Tarshop)	5,070	—	3,829	—
Pass-through expenses receivables	37,689	—	14,843	—
Related parties (Note 19)	9,812	—	1,730	—
Less:
Allowance for doubtful accounts	(128,964)	(2,708)	(104,721)	(1,956)

	263,471	6,626	186,017	10,395

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	12,526	22,513	26,582	4
Receivable from the sale of shares (1)	34,553	—	27,527	—
Value Added Tax (“VAT”)	1,821	71,400	1,811	31,064
Prepaid expenses and services	25,413	3,733	21,892	244
Shareholder’s of related parties	29	—	—	—
Financial operations to liquidate (Note 19)	36,089	—	—	—
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.4.)	44,877	—	—	—
Guarantee deposits re. securitization programs (Note 24 B.4.)	6,782	999	6,497	12,931
Income tax prepayment	2,789	1,989	840	1,173
MPIT	4	40,799	7,799	23,536
Income tax, net	13,719	—	1,208	—
Guarantee of defaulted credits (Note 21. A.(ii))	4,206	—	457	3,178
Miscellaneous debtors	5,424	—	6,891	—
Deferred Income Tax	—	71,320	—	70,055
Mortgage receivable	—	2,208	—	2,208
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(19,341)	—	(5,587)
Receivable for third party services offered in Tarshop stores	2,746	—	1,578	—
Others	10,725	3,354	5,949	3,716

	201,703	196,766	109,031	140,314

(1)	See Note 4(1) to the Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Plot 1 c) Dique III	54	—	42,485	—
Credit from barter transaction of Benavidez (3)	1,802	8,193	—	9,995
Abril / Baldovinos	2,932	742	4,377	3,352
Rivadavia 2768	251	—	—	—
Horizons (Note 22 A.2)	—	106,391	—	64,300
Credit from barter transaction of Caballito (Cyrsa) (2)	—	21,194	—	19,742
Credit from barter transaction of Caballito (Koad) (1)	15,828	11,795	—	22,663
Credit from barter transaction of Rosario (Note 22 B.7.)	—	11,023	—	3,379
Caballito plot of land	—	4,429	—	4,429
Inventories (hotel operations)	2,676	—	3,220	—
Other inventories	1,356	1,166	3,520	1,318

	24,899	164,933	53,602	129,178

(1)	See Note 5 (i) to the Basic Financial Statements.

(2)	See Note 16.5 to the Basic Financial Statements.

(3)	In March 2004, the Company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: FIXED ASSETS, NET

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Hotels
Llao-Llao	86,691	92,868
Intercontinental	57,109	59,402
Libertador	43,069	46,501
Bariloche plots of land (Note 13)	21,900	21,900

	208,769	220,671

Office buildings
Edificio República	224,478	228,767
Torre BankBoston	157,894	165,463
Bouchard 551	152,898	155,226
Intercontinental Plaza	86,517	90,526
Dique IV	66,984	—
Bouchard 710	66,283	67,305
Maipú 1300	39,670	41,029
Libertador 498	27,199	39,632
Costeros Dique IV	19,699	20,287
Edificios Costeros (Dique II)	17,373	17,922
Dock del Plata	12,691	25,654
Suipacha 652	11,388	11,840
Avda. de Mayo 595	4,723	4,957
Libertador 602	2,633	2,732
Madero 1020	269	696
Sarmiento 517	355	363
Rivadavia 2768	243	269
Work in progress Dique IV	—	36,387
Laminar Plaza	—	28,342
Reconquista 823	—	18,445
Avda. Madero 942	—	2,285

	891,297	958,127

Commercial real estate
Museo Renault	4,877	4,970
Abril	2,686	2,890
Constitución 1111	940	983
Store Cruceros	—	277

	8,503	9,120

Other fixed assets
Santa María del Plata	12,496	12,494
Constitución 1159	5,173	4,101
Thames	3,899	3,899
Torre Renoir I	—	1,491
Alto Palermo Park	548	551
Others	4,082	2,837

	26,198	25,373

Shopping Center
Panamerican Mall	557,852	283,361
Abasto	172,586	180,972
Alto Palermo	156,665	178,622
Patio Bullrich	96,903	101,291
Alto Avellaneda	84,624	96,271
Mendoza Plaza	85,294	88,363
Alto Rosario	79,436	81,630
Paseo Alcorta	74,020	72,144
Córdoba Shopping – Villa Cabrera (Notes 22 B.4. and 24 B.1.)	69,195	72,464
Alto Noa	23,081	25,039
Neuquén Project (Note 24 B.2.)	12,127	12,912
Buenos Aires Design	11,306	13,617
Financial advance for fixed assets purchase (Notes 22 B.3. and B.9.)	27,252	60,025
Other fixed assets	116,485	41,721
Other properties	18,913	8,418

Subtotal Shopping Center	1,585,739	1,316,850

Total	2,720,506	2,530,141

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Goodwill:
Fibesa S.A.	2,395	4,449
Tarshop S.A.	6,897	—
Alto Palermo S.A.	20,670	22,095
Torre BankBoston	5,899	6,295
Museo Renault	3,276	3,438

Subtotal goodwill	39,137	36,277

Negative goodwill:
Emprendimiento Recoleta S.A.	(336)	(411)
Mendoza Plaza Shopping S.A.	(5,987)	(6,314)
Empalme S.A.I.C.F.A. y G.	(9,085)	(9,719)
Alto Palermo S.A.	(46,319)	(49,312)
Palermo Invest S.A.	(42,336)	(44,404)

Subtotal negative goodwill	(104,063)	(110,160)

Total negative goodwill, net	(64,926)	(73,883)

NOTE 12: TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Suppliers (1)	134,178	58,862	197,150	55,140
Accruals	87,237	—	38,645	—
Related parties (Note 19)	7,088	8,438	1,099	—
Other	1,039	—	5,169	—

	229,542	67,300	242,063	55,140

(1)	As of June 30, 2009 and as of June 30, 2008, this includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 22 A.2.).

NOTE 13: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Mortgage payable Llao Llao (1)	1,930	—	2,919	1,538

	1,930	—	2,919	1,538

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Customers advances	30,601	56,822	48,472	13,727
Admission rights	45,392	60,626	34,906	48,613
Lease advances (1) (Note 24 B.1.)	20,850	32,909	21,206	36,457

	96,843	150,357	104,584	98,797

(1)

(a)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,127 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of June 30, 2009 the semiannual Libo rate was 1.742%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

(b)	Includes advances of Ps. 8,167 from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years´ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the shopping center.

As of June 30, 2009 and 2008 includes Ps. 8,122 and 3,685, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years´ term.

NOTE 15: SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Bank loans (1)	178,654	76,611	85,853	97,504
Bank overdrafts	90,539	—	45,030	—
Seller financings (2)	28,895	8,609	35,484	21,506
Non convertible notes –2017 (3) (Note 19)	19,297	563,719	15,088	447,045
Non convertible notes – APSA US$ 120 M – (4) (Note 19)	2,679	284,171	3,462	358,935
APSA 2014 Convertible Notes (5) (Note 19)	2,610	58,814	2,144	46,856
Non convertible notes – APSA Ps. 154 M (6) (Note 19)	26,569	52,801	173	147,880

	349,243	1,044,725	187,234	1,119,726

(1)	Balances as of June 30, 2009 includes mainly:

(a)	Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to debt for purchase República building (Note 16 1. to the Basic Financial Statements).

(b)	Ps. 20,736 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii))

(c)	Ps. 130,322 as a current balance and Ps. 158 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,596 granted by Banco Nación and Ps. 30,130 granted by Banco Ciudad).

(2)	The balance as of June 30, 2009 includes mainly:

(a)	Ps. 15,626 as a current balance related to the debt for purchase Beruti plot of land.

(b)	Ps. 11,633 related to the debt for purchase 33.33% ownership interest in Palermo Invest (Note 22 A.1.).

(c)	Ps. 8,606 related to the debt from acquisition of Zetol S.A. (See Note 22 A.6.)

(3)	See Note 17 1. to the Basic Financial Statement.

(4)	See Note 23 2. Disclosed net of the notes held by the Company for Ps. 152,138 (See Note 17 3. to the Basic Financial Statements) and of issuance debt costs to be accrued for Ps. 2,443.

(5)	Corresponds to the outstanding balance of convertible notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$50,000, as detailed in Note 23 1., net of the CNB underwritten by the Company for Ps. 125,859.

(6)	See Note 23 2. Disclosed net of the notes held by the Company for Ps. 40,101 and issuance debt costs to be accrued debt for Ps. 506.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16 a: TAX PAYABLES

The breakdown for this item is as follows:

	June 30,2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Tax payment facilities plan and tax amnesty plan for Income Tax	23,193	20,704	—	—
Tax payment facilities plan for VAT	31,437	—	—	—
VAT payable, net	44,139	—	17,578	—
MPIT, net	17,081	8	3,558	—
Tax retentions to third parties	3,385	—	7,856	—
Deferred Income Tax	—	36,971	—	31,065
Gross revenue tax	357	2,433	3,442	4,262
Gross revenue tax payable	4,397	1,138	—	—
Income tax provision, net	14,042	—	39,638	—
Provision for tax on shareholders personal assets	2,158	—	2,850	—
Tax payment facilities plan for MPIT	1,137	—	—	—
Others	6,557	—	2,853	—

Total	147,883	61,254	76,708	35,327

NOTE 16 b: SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Provision for vacation	25,986	24,754
Salaries payable	299	382
Social Security payable	8,990	8,194
Others	588	625

	35,863	33,955

NOTE 17: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non-current	Current	Non-current
Loans with shareholders of related parties	837	47,388	39,166	10,588
Payables to National Parks Administration (Note 20)	10,223	—	10,189	—
Guarantee deposits	5,228	4,795	3,666	4,049
Bellow market leases (2)	3,722	1,308	3,811	5,390
Liabilities for financial operations to liquidate (Note 19)	78,788	—	—	—
Provision for donations committed (Note 19)	—	—	4,656	—
Accrual for directors fees (1) (Note 19)	2,068	—	13,821	—
Contributed leasehold improvements (Note 24 B 3.)	470	9,964	1,015	10,055
Related parties (Note 19)	138	—	6,036	—
Present value – other liabilities		(164)	—	(285)
Directors’ guarantee deposits (Note 19)	—	20	—	20
Commitment to provide (Note 22 A.4)	2,270	3,425	—	—
Hedging operations (Note 25)	243	—	4,600	—
Others	7,005	5,145	6,057	568

Total	110,992	71,881	93,017	30,385

(1)	Disclosed net of advances to directors fees for Ps. 14,521 and Ps. 1,837 as of June 30, 2009 and June 30, 2008, respectively.

(2)	See Note 1.5.l. to the Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Other income:
Recovery of allowances	847	—
Recovery of allowance for doubtful accounts	—	6,215
Recovery of lawsuits contingencies	—	—
Gain on cancellation of liabilities	—	3,015
Others	333	1,172

Subtotal other income	1,180	10,402

Other expenses:
Tax on Shareholders’ personal assets	(3,706)	(5,885)
Donations	(1,854)	(6,850)
Provision for contingencies	460	(6,684)
Unrecoverable VAT	(4,267)	(1,098)
Recovery on live damage (net of insurance recoveries)	—	2,646
Unreimbursed expenses	—	2,002
Others	(668)	(175)

Subtotal other expenses	(10,035)	(16,044)

Total Other expenses, net	(8,855)	(5,642)

NOTE 19: COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

Balances as of June 30, 2009, compared to the balances as of June 30, 2008, as well as the Statement of Income balances for the fiscal years ended June 30, 2009 and 2008, held with related companies, persons and shareholders are as follows:

			Gain (loss) for the period ended		Assets (liabilities) at
Related Parties	Relationship	Item	06.30.09	06.30.08	06.30.09	06.30.08
Shareholders	Shareholders	Other expenses - tax on Shareholders personal assets	(192)	(502)	—	—
Banco Argentino de Crédito y Securitización	Subsidiary (direct or indirect)	Accounts receivables, net-current	—	—	—	18
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses - current	—	—	—	7
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Short-term debt (current) (APSA convertible notes)	—	—	—	1
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Long-term debt (non current) (APSA convertible notes)	—	—	—	22
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other liabilities-current	—	—	—	29
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	5	—
Cactus S.A.	Related party	Other receivable and prepaid expenses - current	—	—	—	10
Cactus S.A.	Related party	Trade account payable-current	—	—	3	830
Cactus S.A.	Related party	Accounts receivables, net current	—	—	13	—
Canteras Natal Crespo S.A.	Joint control	Accounts receivables, net current	—	—	193	57
Canteras Natal Crespo S.A.	Joint control	Other receivable and prepaid expenses	—	—	864	577
Canteras Natal Crespo S.A.	Joint control	Sale and fees for services	48	—	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	83	45	—	—
Consorcio Libertador	Related party	Sale and fees for services	—	—	—	—
Consorcio Libertador	Related party	Leases	9	—	—	—
Consorcio Libertador	Related party	Accounts receivables, net current	—	—	528	—
Consorcio Libertador	Related party	Trade account payable-current	—	—	122	—
Consorcio Libertador	Related party	Other receivable and prepaid expenses-current	—	—	4	—
Consorcio Libertador	Related party	Other liabilities-current	—	—	—	—
Consorcio Libertador	Related party	Interest	—	565	—	—
Consorcio Libertador	Related party	Sale and fees for services	124	—	—	—
Consorcio Dock del Plata	Related party	Accounts receivables, net current	—	—	344	—
Consorcio Dock del Plata	Related party	Other receivable and prepaid expenses-current	—	—	26	—
Consorcio Dock del Plata	Related party	Trade account payable-current	—	—	46	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

			Gain (loss) for the period ended		Assets (liabilities) at
Related Parties	Relationship	Item	06.30.09	06.30.08	06.30.09	06.30.08
Consultores Assets Management S.A.	Related party	Accounts receivables, net current	—	—	539	262
Consultores Assets Management S.A.	Related party	Other receivable and prepaid expenses - current		—	5	16
Consultores Assets Management S.A.	Related party	Trade account payable-current	—	—	7	—
Cresud S.A.C.I.F. y A.	Shareholders	Share services-payroll	896	826	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and Exchange differences	(2,677)	1	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Sale and fees for services	—	372	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Leases	429	212	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest	(6,602)	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Accounts receivables, net current	—	—	5,777	765
Cresud S.A.C.I.F. y A.	Shareholders	Other receivable and prepaid expenses - current	—	—	7,594	4,335
Cresud S.A.C.I.F. y A.	Shareholders	Trade account payable-current	—	—	5,565	621
Cresud S.A.C.I.F. y A.	Shareholders	Short-term debt	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Long-term debt	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Other liabilities-current	—	—	135	—
Cyrsa S.A.	Joint control	Leases	225	—	—	—
Cyrsa S.A.	Joint control	Interest	—	3	—	—
Cyrsa S.A.	Joint control	Accounts receivables, net current	—	—	1,530	545
Cyrsa S.A.	Joint control	Trade account payable-current	—	—	540	183
Cyrsa S.A.	Joint control	Other receivable and prepaid expenses	—	—	20	712
Cyrsa S.A.	Joint control	Other liabilities-current	—	—	—	88
Directors	Related party	Administrative expenses directors fees	(22,434)	(16,337)	—	—
Directors	Related party	Interest and Exchange differences	(11)	(2)	—	—
Directors	Related party	Other receivable and prepaid expenses	—	—	191	1,705
Directors	Related party	Trade account payable-current	—	—	29	31
Directors	Related party	Other receivable and prepaid expenses-non current	—	—	—	4
Directors	Related party	Other liabilities-non current	—	—	20	—
Directors	Related party	Accounts receivables, net current	—	—	—	1
Directors	Related party	Short-term debt	—	—	—	1
Directors	Related party	Long-term debt	—	—	—	30
Directors	Related party	Provision for Directors fees	—	—	2,068	13,821
Directors	Related party	Directors guarantee deposits	—	—	—	20
Directores de Banco Hipotecario S.A.	Related party	Short-term debt	—	—	—	1
Directores de Banco Hipotecario S.A.	Related party	Long-term debt	—	—	—	22
Directores de Banco Hipotecario S.A.	Related party	Interest and Exchange differences	(8)	(2)	—	—
Dolphin	Related party	Other receivable and prepaid expenses-current		—	36,089	—
Dolphin	Related party	Other liabilities-current (Note 22 5)	—	—	(53,288)	—
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Cost of legal services	(4,117)	(2,182)	—	—
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Trade account payable-current	—	—	431	264
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other receivable and prepaid expenses-current	—	—	20	14
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other liabilities-current	—	—	3	278
Fundación IRSA	Related party	Accounts receivables, net current	—	—	22	14
Fundación IRSA	Related party	Other expenses-donations	3,281	(4,805)	—	—
Fundación IRSA	Related party	Other receivable and prepaid expenses-current	—	—	3	5
Fundación IRSA	Related party	Other liabilities (current) Provision for donations committed	—	—	—	4,656
Fundación IRSA	Related party	Trade account payable-current	—	—	259	—
Futuros y Opciones.com S.A.	Related party	Other receivable and prepaid expenses-current	—	—	—	4
Futuros y Opciones.com S.A.	Related party	Accounts receivables, net current	—	—	5	—
Futuros y Opciones.com S.A.	Related party	Trade account payable-current	—	—	6	—
IFISA	Related party	Other liabilities-current (Note 22 5)		—	(25,500)	—
Inversiones Ganaderas S.A.	Related party	Trade account payable-current	—	—	1	—
Inversora del Puerto	Control by Alto Palermo S.A. (APSA)	Net loss from related parties	—	(14)	—	—
Metroshop S.A.	Joint control by Tarshop S.A.	Other receivable and prepaid expenses-current	—	—	2,265	19,028
Metroshop S.A.	Joint control by Tarshop S.A	Other receivable and prepaid expenses-non current	—	—	22,509	—
Metroshop S.A.	Joint control by Tarshop S.A.	Other liabilities-current	—	—	—	4,811
Metroshop S.A.	Joint control by Tarshop S.A.	Trade account payable-current	8,438	—	—	—
Museo de los Niños	Related party	Accounts receivables, net current	—	—	811	21
Museo de los Niños	Related party	Other receivable and prepaid expenses-current	—	—	—	143
Museo de los Niños	Related party	Trade account payable-current	—	—	5
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Accrued Interest	(17,473)	(3,720)	—	—
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Short-term debt (current) (APSA convertible notes)	—	—	—	2,142
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Long-term debt (non current) (APSA convertible notes)	—	—	—	46,804

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

			Gain (loss) for the period ended		Assets (liabilities) at
Related Parties	Relationship	Item	06.30.09	06.30.08	06.30.09	06.30.08
Advance to personal	Related party	Interest	537	292	—	—
Advance to personal	Related party	Accounts receivables, net current	—	—	6	—
Advance to personal	Related party	Trade accounts payable-current	—	—	52	—
Advance to personal	Related party	Leases	143	—	—	—
Advance to personal	Related party	Leases	(34)	—	—	—
Advance to personal	Related party	Other receivable and prepaid expenses-current	—	—	1,521	—
Advance to personal	Related party	Other receivable and prepaid expenses-non current	—	—	4	—
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	39	47
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses-current	—	—	13	26
Rummaala S.A.	Joint control	Interest	—	41	—	—
Rummaala S.A.	Joint control	Trade account payable-current	—	—	22	—

NOTE 20: LAWSUITS AND CLAIMS IN COURSE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt bond (“EDB”) amounting to US$2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: (Continued)

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,223 as of June 30, 2009, such amount being recorded in Other current liabilities - Payables to National Parks Administration.

NOTE 21: RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

ii)	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 million due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

iii)	The company and subsidiaries still have mortgages on properties as follows:

Properties	Book value as of June 30, 2009
Edificio República	224,478
Hotel Libertador	43,069
Terrenos Bariloche	21,900
Suipacha 652	11,388
Caballito plot of land	4,429

iv)	The Company has furnished pledge on shares of Rummaala S.A.

B.	Alto Palermo S.A (APSA)

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into Shopping Alto Palermo S.A.) had with NAI INTERNACIONAL II Inc. (See Note 24 B.1).

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of June 30, 2009 amounted to Ps. 6,686. They are restricted availability credits until settlement in accordance with the respective prospectus.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

As of June 30, 2009, under other current receivables and prepaid expenses, APSA has deposits that are restricted in accordance with the following amounts:

i) Ps. 26, concerning the case “Derviche Hernán Andrés with Alto Palermo S.A. and others about dismissal”;

ii) Ps. 53, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii) Ps. 18, concerning the case “ Rivas Franco Emilio with Mendoza Plaza Shopping about damages”;

iv) Ps. 19, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A about dismissal.”;

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped parcels of land”).

As of June 30, 2008 there is Ps. 34,073 in non-current investments related to shares of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into Shopping Alto Palermo S.A.), which had been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted (See note 22 B.4.).

In the current investments account BONTE 2006 bonds for Ps. 34, that are deposited as rental guarantee.

As of June 30, 2009, Tarshop S.A. has granted a plege over Certificates of Participation related Fideicomisos Financieros Tarjeta Shopping according to the following detail:

•	To Standard Bank Argentina S.A. Certificate of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XLII; XLIV; XLVI and XLVIII for FV Ps. 14,191.

•	To the Nuevo Banco Industrial del Azul Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for FV Ps. 2,640.

•	To Banco CMF S.A. Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for FV Ps. 3,008.

•	To Banco Superville Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for FV Ps. 1,392.

•	To Banco Itaú Buen Ayre S.A. Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for FV Ps. 4,010.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase date of price for US$4.5 million (See Note 22 B.8.).

As regards the case styled “Case File No. 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in fixed assets, net).

On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

As regards the barter commitment described in Note 22.B.10), the delivery and title deed of Air Space Coto is compromised.

NOTE 22: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Acquisition for the Palermo Invest S.A (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% of Palermo Invest S.A. from GSEM/AP Holdings, L.P., for an aggregate purchase price of US$18 million, at the date of the contract paying US$9 million. The remaining balance will be paid in three equal and consecutive installments of US$3 million the first due in October 2007, which will accrue 9% annual interest to be paid quarterly.

2.	Creation of Cyrsa-Horizons Project.

In January 2007, the Company acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$21.2 million, payable as follows: (i) US$4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

amount of US$16.9 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$15 million, payable as follows: (i) US$0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$13.3 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,500 and CYRELA contributed Ps. 21,500 (amount equivalent to the net value of the shares contributed by the Company).

From May 2008, Rummaala continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

•	The amounts received are recorded in advances from customers.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

The Company has committed to transfer the functional units before February 2011 to the latest.

As of the date of these financial statements the conditions for the recognition of the transaction have not been net.

3.	Quality Invest S.A.

In August 2007, IRSA formed Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

As of the date of these financial statements, Quality Invest has not started operations yet.

4.	Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right excercible until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest currently held by another shareholder. The price paid in this transaction was US$22.6 million.

At June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$11.8 and disclosed under Other receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

5.	Acquisition of shares in Banco Hipotecario

In fiscal year 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 directly from market and shares in Banco Hipotecario in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method” (See Note 1.5.L to the Basic Financial Statements). As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in Banco Hipotecario’s capital stock.

In addition, in the course of this fiscal year and owing to the expiration of the Total Return Swap executed on January 29, 2004, Banco Hipotecario received treasury shares totaling 71.1 million which are available for the term and in the conditions prescribed by Section 221 of the Argentine Companies Law.

Given the repurchase of treasury shares by its related company, IRSA’s interest rose from 21.34% up to 22.40%. This transaction was also recognized by the acquisition method (See Note 1.5.I to the Basic Financial Statements).

The gain resulting from these two transactions was Ps. 142.6 million.

6.	Acquisition of companies in the Oriental Republic of Uruguay

In the course of this fiscal year, the Company acquired a 100% interest in Liveck S.A. (a company organized in the Oriental Republic of Uruguay). In June 2009, Liveck acquired a 90% interest in the equity of the companies Vista al Muelle S.A. and Zetol S.A., both of which own real estate located in the Canelones Department in the Oriental Republic of Uruguay for a total amount of US$6.6 million. US$2.1 million of the preceding amount have already been paid. The balance will be paid in five US$0.9 million installments plus an annual 3.5% interest rate on the outstanding balance. Upon conducting the above transaction, an option was granted to the sellers for them to collect the outstanding balance in the form of 12% of the constructed square meters. To secure compliance with the obligations assumed by Liveck S.A., Ritelco S.A. tendered a surety bond that covers 45% of the outstanding balance plus interest and the seller’s option right. On June 30, 2009, the Company sold to Cyrela Brazil Realty S.A. a 50% portion of its ownership interest in Liveck S.A. for US$1.3 million, with the surety bond decreasing to 50% of the originally tendered amount.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

B.	Alto Palermo S.A.

1.	Increase In Equity Interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., APSA signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to APSA, which may be exercised until the last working day of October 2008, for US$ 3.0 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million was returned to APSA on October 2, 2008.

As from January 1 st., 2009 Mendoza Plaza Shopping merged into Shopping Alto Palermo S.A. (See B.11.).

2.	Exercise of option

During August 2007, APSA exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anty-Trust Commission, among other, which to the date of issuance of these financial statements have not yet been complied with.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

The price of the option was fixed in US$0.6 million and it has been fully cancelled.

Should the previously mentioned conditions are to occur APSA shall make a total investment of US$24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these Financial Statements the Company granted loans for amount of US$1.1 million, which is disclosed in other receivables and prepaid expenses, net – loans granted.

This option has been accounted for in Non-Current Investments advances for purchase of share.

3.	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is US$20.7 million of which US$8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$1.3 million, of which US$0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

4.	Acquisition of Córdoba Shopping

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of US$12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was determined for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid US$2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme´s shares. With such installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1, 2009 Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A. (See B.11.).

5.	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

Some of the measures implemented during fiscal year 2009 were:

(i)	Readapting the operating structures under the new business context

(ii)	Adapting cash and financing plans for consumption at stores

(iii)	Amendment to the credit origination policies

(iv)	Strengthening collection management

(v)	Analyze and implement new funding tools

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105 million, then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market.

6.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements.

The commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which APSA was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 208 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by APSA to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

6.	(Continued)

On November 20, 2006 APSA was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, APSA was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of June 30, 2009 APSA has recorded this transaction as non - current investments.

On January 24, 2008 APSA received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP No. 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

6.	(Continued)

It should be noted that the agreed upon covenants by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

7.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces units in the same building.

The parties have determined that the value of each undertaking in the amount of US$1.1 million. The previously mentioned operation is disclosed in inventory - units under construction.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$0.015. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of APSA on Plot 2 G in the amount of US$1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$0.8 million.

APSA also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$2.3 million, a value that the parties have determined for each of their considerations. Such transaction has been accounted for in inventories, net.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

7.	(continued)

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces units in the same building.

8.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$17.8 million out of which, as of the closing date of these financial statements US$13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of US$4.5 million, which will due on February, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”.

9.	Purchase of the Anchorena street building

On August 7, 2008 APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008 APSA signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$3.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

10.	Barter with CYRSA S.A.

On September 24, 1997 Alto Palermo S.A.(APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 calendar days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$5.9 million.

On July 6, 2009, a “Letter of Intent” subscribed by Alto Palermo S.A. was accepted. This “Letter of Intent” states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$0.5 million, out of which by early July, the amount of US$0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

11.	Merger into Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. (See Note 10) and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

NOTE 23: CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

•	Alto Palermo S.A.

1.	Issuance of unsecured convertible notes.

On July 19, 2002, APSA issued Series I of Unsecured Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2009, the holders of Unsecured Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of June 30, 2009 Unsecured Convertible Notes amounted to US$47.2 million.

On July 20, 2009, the fourteenth interest installment was cancelled by an amount of US$2.4 million.

2.	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of US$170 million.

Series I relates to the issuance of US$120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2009 the four interest installment was cancelled by an amount of US$4.7 million. The principal of this series shall be fully paid upon at maturity.

Series II relates to the issuance of Ps. 154,020 (equivalent to US$50 million).Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2009, the first principal installment of Series II was settled for a total of Ps. 22,003 and the fourth interest installment for a total of Ps. 8,471. Principal amortization and interest payment generated cash disbursements below these amounts because, as mentioned below, as of the date of these movements, a portion of the notes had been repurchased by Alto Palermo S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23: (Continued)

These issuances constitute Series I and II within the Global issuance Program of Notes, for a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

During the year ended June 30, 2009, APSA re-purchased US$ 3 million of Series II Notes and US$ 5 million of Serie I Notes, which have been valued at face value and are disclosed netting the capital and interest owed. Such repurchases generated an income of Ps. 13,202; disclosed in the account financial results generated by liabilities, in the statement of income for repurchase of negotiable obligation in the Income Statement. As of June 30, 2009 total Series II and Series I Notes repurchased amount to US$ 4.8 million II and US$ 5.0 million, respectively.

During the year ended June 30, 2009 the Company purchased Series I Notes for a face value of US$ 39.6 million. Likewise Cresud purchased Series I Notes for a face value of US$ 38.2 million.

Additionally the Company purchased Series II Notes for a face value of US$ 46.5 million.

NOTE 24: SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$dollar: US$360,811.

•	National Government Compensation Bond coverage - US$2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$344,050 and US$16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,884,542 as of June 30, 2009.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

As of June 30, 2009 and 2008 the assistance to the Public Sector arises 24.5% and 25.7%, from total Assets, respectively.

Economic situation

During the last months, of year 2008 the world´s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide, situation that gradually went reverting during 2009.

As regards the Argentine Republic, during 2008 stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange which recovered its value significantly during the first semester of 2009, specially financial instruments issued by the Argentine government.

The Bank’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation therefore, the financial statement of the bank have to be considered in light of the circumstances described above.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA). These matters are related mainly to:

(a)	The accounting treatment for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in Shareholders’ equity as of June 30, 2009;

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

(b)	the regulatory treatment of prudential ratios, mainly in connection with the Non-financial public sector credit risk fractioning and counterparty risk and their impact on the minimum capital requirements arising from the agreements and payment of certain transactions involving derivate financial instruments: according to BCRA’s calculations, there might have been a significant under-statement of the amounts deposited as per such ratio as of December 31, 2008;

To book its investment in Banco Hipotecario, the Company uses the bank’s Net shareholders’ equity as determined by application of Argentina’s professional accounting standards. Therefore, the aspects referred to in a) above do not have a significant impact on the Company’s financial statements because they have already been considered in the amounts used to determine Shareholders’ equity.

According to the above-mentioned oversight authorities, the impact on prudential regulations of any confirmation of the objections raised would entail a significant increase in minimum capital requirements and a decrease in the actual deposits of minimum capital requirements that would then mean that the amounts actually deposited are significantly smaller.

Subsequent to the issuance of its financial statements as of June 30, 2009, Banco Hipotecario filed with the Argentine Central Bank a response dated August 10, 2009 whereby BHSA re-asserted the valuation criteria applied to the derivative financial instruments already mentioned as well as certain criteria applied to the regulatory treatment and prudential ratios mentioned. Besides, BHSA has stated its new interpretation about credit exposure matters concerning derivative transactions by reporting to the Argentine Central Bank that pursuant to the provisions under Communication “A” 4725, the regulatory limits had been exceeded, and subsequently regularized, which in turn gave rise to further increases in the amounts to be deposited as minimum capital requirements for as long as the excess existed and for a number of months equivalent to the duration of the excess which in turn also meant that the actual deposits held as minimum capital requirements were significantly less.

2.	Compensation plan for executive management

The Company and its subsidiary APSA have developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2009, security charges of the Company amount to Ps. 2,657.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1, 2009, see Note 22 B.11.) executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to US$8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The time-term required to fully repay the unpaid loan amount, or

•	(10) ten years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = US$1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,228.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality of Neuquén.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments, additional term was formally requested to file the new project.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which may be required for the new road project to adapt to the general project. The new road project and the amendments to the general project should be submitted within a term of 90 running days as from executing the agreement. After having submitted it, the 30-day term will continue to run, when the Municipality should issue its opinion. The term established to start the works will be 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of mailing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and press those charges considered to be required in such sense.

On June 18, 2009, Shopping Neuquén received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the Shopping Center will be built, under the negotiations held with the Municipality of Neuquén

3.	Contributed leasehold improvements - other liabilities

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 22 B.11.), APSA’s subsidiary, recognizing the related gain over 15 year, the term of contract. At closing, the amount of Ps. 86 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 9,969 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

1.	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop S.A. transfers a portion of its customer credit card receivable balances to master trusts, which issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificate de Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Tarshop balance sheet, which receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 2,251 during the fiscal year ended June 30, 2009 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps.1,869, T.D.F. Series “B” for Ps.129,420, T.D.F. Serie “C” for Ps. 1,167, C.P. Series “C” for Ps. 223,054, and C.P. Series “D” for Ps. 12,060.

Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with exception of T.D.F. Serie “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX and L, and T.D.F. Serie C of Serie XLVII. Tarshop S.A. has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 6,686 have been made as credit protection for investors.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

2.	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City.

During May 2009, the Shopping mall Dot Baires and hypermarket were opened while multiplex cinema opened in early July. The office building is still at the construction stage. The Project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 m2, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, the interest of Alto Palermo S.A. (APSA) in Panamerican Mall S.A. stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, stands at Ps. 8,510.

As of June 30, 2009, the occupation rate was 99.9%

Total contributions made by shareholders as regards this project amount to Ps. 532,420 as of the closing date of financial statements.

3.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (continued)

As of June 30, 2006 APSA withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

APSA has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

4.	Sale of E-commerce Latina s.a. shares and purchase of Comercializadora los Altos S.A. (Altocity.com S.A.’s continuing company) shares

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) for Ps. 3,264 and Ps. 408, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company). On December 21, 2007 the unpaid balance was cancelled.

5.	Negative working capital

At the end of the year, the company carried a working capital deficit of Ps. 86,446, this amount relates mainly of APSA working capital deficit, which amounts to Ps. 152,416, whose treatment is being considered by the Board of Directors and the respective Management.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25: OPERATIONS WITH DERIVATIVE INSTRUMENTS

As of June 30, 2009, the open operations are as follows:

Forward contracts	Amount	Maturity	Accumulated Loss
Open operations
Purchase of dollars	4,500,000	12/31/2009	(153)
Purchase of dollars	4,500,000	12/31/2009	(90)

Total	(*) 9,000,000		(243)

(*)	Subscribed with Cresud S.A.I.C.F. y A.

The result generated by hedging operations in the fiscal year are included in Financial loss generated by liabilities and included a gain of Ps. 9,679 related to cancelled operations and a loss of Ps. 243 related to open operations.

NOTE 26: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	June 30, 2009	June 30, 2008
Weighted - average outstanding shares	578,676	549,277
Dilute effect	—	—

Weighted - average diluted common shares	578,676	549,227

Below is a reconciliation between net (loss) income of the period and net (loss) income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2009	June 30, 2008
Net income for calculation of basic earnings per share	158,635	54,875
Dilute effect	—	—

Net income for calculation of diluted earnings per share	158,635	54,875

Net basic earnings per share	0.274	0.100
Net diluted earnings per share	0.274	0.100

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: SUBSEQUENT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anonima

1. On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, the Company announced the subscription of 5,700,000 ordinary shares representative of a 10.5% stake in Hersha Hospitality Trust’s capital stock (“Hersha”). The total price to be paid by REIG for such shares was US$14,250,000. Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 ordinary shares at a price of US$3 per share. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 11.33%. Besides, in the event of exercising the options mentioned in this paragraph without any new Class A shares being issued as a result of the exercise by, or conversion in favor of, other option holders, IRSA’s direct and indirect interest in Hersha would amount to 19.68%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2.	Acquisition of shares in Banco Hipotecario S.A.

In September 2009, Tyrus S.A. (a 100% controlled subsidiary) acquired 4,012,778 ADRs of Banco Hipotecario S.A., representative of 10 class D shares of nominal value Ps. 1 per share, for a total amount of US$ 10 million. The Company acted as guarantor for this transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: (continued)

B.	Alto Palermo S.A. (APSA)

1.	Merger into Alto Palermo S.A.

On July 24, 2009, APSA’s Board of Directors resolved to start preparing the respective instruments seeking to carry out the merger of Shopping Alto Palermo S.A. into Alto Palermo S.A.. Based on that, the Board of Directors ordered the preparation of special financial statements to evaluate the appropriateness of the previously described reorganization process whose reorganization date is July 1, 2009.

2.	Merger between Fibesa S.A. and Comercializadora Los Altos S.A.

On July 23, 2009, the Boards of Directors of Fibesa S.A. and Comercializadora Los Altos S.A. resolved on the merger of Comercializadora Los Altos S.A. (merged company) into Fibesa S.A. (merging company). Based on that, the Boards of Directors ordered the preparation of special merger financial statements to evaluate the appropriateness of the reorganization process whose reorganization date is July 1, 2009.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Financial Statements

For the fiscal years ended

June 30, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Company Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of June 30, 2009

compared with the previous year

Stated in thousands of Pesos

Fiscal year No. 66 beginning July 1st, 2008

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial,
Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, floor 23th, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	55.64%

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 13)

		In thousands of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2009 and June 30, 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	14,887	70,257
Investments (Exhibits C, D and G)	120,754	24,991
Accounts receivable, net (Note 3 and Exhibit G)	46,161	17,422
Other receivables and prepaid expenses (Note 4 and Exhibit G)	96,822	82,245
Inventories (Note 5)	17,557	46,511

Total Current Assets	296,181	241,426

NON-CURRENT ASSETS
Accounts receivable, net (Note 3 and Exhibit G)	1,373	266
Other receivables and prepaid expenses (Note 4 and Exhibit G)	107,020	138,713
Inventories (Note 5)	49,964	62,620
Investments (Exhibits C, D and G)	1,694,853	1,340,255
Fixed assets, net (Exhibit A)	827,621	891,577
Intangible Assets, net (Exhibit B)	2,663	4,843

Total Non-Current Assets	2,683,494	2,438,274

Total Assets	2,979,675	2,679,700

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	20,187	12,550
Customer advances (Note 7 and Exhibit G)	13,953	26,188
Short-term debt (Note 8 and Exhibit G)	111,620	95,425
Salaries and social security payable	4,991	4,415
Taxes payable (Note 9)	12,824	8,738
Other liabilities (Note 10 and Exhibit G)	51,562	25,611

Subtotal Current Liabilities	215,137	172,927

Allowances (Exhibit E)	63	67

Total Current Liabilities	215,200	172,994

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	—	5,445
Customer advances (Note 7)	7	978
Long-term debt (Note 8 and Exhibit G)	640,172	537,331
Taxes payable (Note 9)	1,555	1,640
Other liabilities (Note 10 and Exhibit G)	27,079	37,134

Total Non-Current Liabilities	668,813	582,528

Total Liabilities	884,013	755,522

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,095,662	1,924,178

Total Liabilities and Shareholders’ Equity	2,979,675	2,679,700

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
Revenues	394,472	299,461
Costs (Exhibit F)	(162,036)	(169,092)

Gross profit	232,436	130,369

Gain from recognition of inventories at net realizable value	11,915	2,543
Administrative expenses (Exhibit H)	(41,531)	(34,122)
Selling expenses (Exhibit H)	(11,111)	(6,605)

Subtotal	(40,727)	(38,184)

Gain from operations and holdings of real estate assets, net	1,073	2,632

Operating income	192,782	94,817

Financial results generated by assets:
Interest income	33,081	26,035
Foreign exchange gain (loss)	52,516	(4,586)
Interest on discounting assets	84	233
Interest income from non convertible notes APSA (Note 12.c.)	6,391	—
Gain on financial operations	5,284	1,541

Subtotal	97,356	23,223

Financial results generated by liabilities:
Foreign exchange (loss) gain	(164,308)	14,379
Interest on discounting liabilities	(121)	(613)
Interest expenses and others (Exhibit H)	(65,537)	(52,192)

Subtotal	(229,966)	(38,426)

Financial results, net	(132,610)	(15,203)

Gain (loss) on equity investees (Note 12.c.)	176,071	(11,947)
Other expenses, net (Note 11)	(11,824)	(8,182)

Net income before tax	224,419	59,485

Income tax and MPIT (Note 15)	(65,784)	(4,610)

Net income for the year	158,635	54,875

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Retained earnings	Cumulative translation adjustment	Total as of June 30, 2009	Total as of June 30, 2008
	Common stock (Note 13)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 13)	Reserve for new developments
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	—	1,924,178	1,646,714
Capital increase	—	—	—	—	—	—	—	—	—	222,589
Appropriation of retained earnings approved by Shareholders meeting held 10.31.08	—	—	—	—	2,743	—	(2,743)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	12,849	12,849	—
Net gain for the year	—	—	—	—	—	—	158,635	—	158,635	54,875

Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	210,767	12,849	2,095,662

Balances as of June 30, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	—		1,924,178

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	87,568	172,205
Cash and cash equivalents as of the end of the year	99,408	87,568

Net Increase (decrease) in cash and cash equivalents	11,840	(84,637)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	158,635	54,875
Plus income tax accrued for the year	65,784	4,610
Adjustments to reconcile net loss (income) to cash flows from operating activities:
• (Gain) loss on equity investees	(176,071)	11,947
• Gain from recognition of inventories at net realizable value	(11,915)	(2,543)
• Gain from operations and holdings of real estate assets	(1,073)	(2,632)
• Allowances and provision	26,021	10,757
• Amortization and depreciation	21,535	20,604
• Financial results, net	84,508	(20,869)
• Results on the sales of inventories	—	(14,541)
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in current investments	14,871	21,500
• Increase in accounts receivables, net	(34,725)	(2,354)
• Increase in other receivables and prepaid expenses	(10,351)	(5,158)
• Decrease in inventory	105,866	120,614
• Decrease (increase) in intangible assets	101	(6,520)
• Increase in trade accounts payable	7,177	4,942
• Increase in customer advances	9,649	5,411
• (Decrease) increase in accrued interest	(5,131)	1,191
• Decrease in taxes payable, social security payable	(13,494)	(24,112)
• (Decrease) increase in other liabilities	(11,425)	5,666

Net cash provided by operating activities	229,962	183,388

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of equity investments	(77,297)	(30,963)
• Increase equity in subsidiary companies	(32,120)	(3,733)
• Cash collected from dividends	38,154	34,768
• Purchase of non convertible notes APSA	(92,660)	—
• Collections of non convertibles notes APSA	6,645	—
• Loans granted to related parties	(11,543)	(6,399)
• Cash collected from loans granted to related parties	7,983	—
• Increase in non-current investments	(6,937)	(4,065)
• Decrease of undeveloped parcels of land	4,065	—
• Acquisition of fixed assets	(24,864)	(441,325)

Net cash used in investing activities	(188,574)	(451,717)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	(37,368)	45,030
• Increase in short-term and long -term debt	60,000	107,387
• Payment of short-term and long -term debt	(52,438)	(11,331)
• Re purchase of short-term and long-term debt	—	(133,862)
• Increase of loans with related companies	4,500	28,594
• Payments of loans with related companies	(4,242)	—
• Payments of mortgages payable	—	(15,542)
• Exercise of warrants	—	163,416

Net cash (used in) provided by financing activities	(29,548)	183,692

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	11,840	(84,637)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Financial Statements.

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2009	June 30, 2008
Supplemental cash flow information
• Interest paid	66,496	47,155
• Income tax paid	6,486	19,734

Non-cash activities:
• Increase in mortgage and leases receivable through a decrease in inventories	—	365
• Increase in inventories through a decrease in fixed assets, net	78,870	—
• Increase in inventories through a decrease in undeveloped parcels of lands	101	9,223
• Decrease in customer advances through a decrease in inventories	26,883	—
• Decrease in trade account payable through a decrease in undeveloped parcels of lands	5,445	—
• Increase in undeveloped parcels of land through an increase in account payable	—	5,445
• Increase in other receivables and prepaid expenses through a decrease in long-term investments	4,964	—
• Increase in long-term investment through a decrease in other receivables and prepaid expenses	—	3,995
• Increase in long-term investments through an increase in financial loans	—	3,146
• Decrease in long-term investments through a decrease in financial loans	—	52,097
• Cumulative translation differences	12,849	—
• Capitalization of financial cost in fixed assets	7,561	109
• Conversion of debt into common shares	—	59,173

Saúl Zang Vice-president I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires through its Resolution CD No 93/2005. These standards were effective for fiscal years or interim periods corresponding to periods started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s election. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 133.8 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 21.7 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.1.	(Continued)

The above-mentioned liability would probably be revert according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	8.0	7.7	7.6	110.9	133.8

1.2.	Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, and fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.4.	Comparative information

Balances items as of June 30, 2008 shown in these financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

The financial statements as of June 30, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of June 30, 2009.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at that time.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

f.	Other receivables and prepaid expenses and liabilities

Other current receivables and other current liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

h.	(Continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at June 30, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

i.	(Continued)

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its holding of shares Metropolitan (through IRSA International LLC.) (See Note 22 A.4. to the consolidated financial statements) whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line cumulative translation adjustment and they amounted to Ps. 12,849 as of June 30, 2009.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

i.	(Continued)

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. As of June 30, 2008 the Company maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E). The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009 and 2008 financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561 and Ps. 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

j.	(Continued)

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

k.	Intangible assets, net

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.L.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of year-end.

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

l.	(Continued)

In accordance with the terms of Technical Resolution 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

q.	(Continued)

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the years ended June 30, 2009 and 2008 are detailed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

r.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s.	Results accounts

The results for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5.	(Continued)

t.1.	(Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Cash on hand (Exhibit G)	90	69
Banks accounts (Exhibit G)	14,190	69,967
Checks to be deposited	607	221

	14,887	70,257

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	24,393	1,373	7,097	266
Related parties (Note 12.a.) (Exhibit G)	24,368	—	9,825	—
Debtors under legal proceedings and past due debts	4,452	—	1,132	—
Less:
Allowance for doubtful accounts (Exhibit E)	(7,052)	—	(632)	—

	46,161	1,373	17,422	266

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	52,121	94,797	47,928	67,820
Receivables from the sale of shares (Exhibit G) (1)	34,115	—	27,179	—
Prepaid expenses and services (Exhibit G)	3,748	1,290	5,061	—
Guarantee of defaulted credits (2) (Exhibit G)	4,206	—	457	3,178
Deferred income tax (Note 15)	—	7,238	—	57,630
MPIT	—	3,377	—	9,847
Present value	—	(148)	—	(232)
Others	2,632	466	1,620	470

	96,822	107,020	82,245	138,713

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.

(2)	See Note 21.A.ii) to the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Credit from barter of Caballito (Koad) (i)	15,828	11,795	—	22,663
Credit from barter of Caballito (Cyrsa) (Note 12 a. and 16.4)	—	37,939	—	37,939
Credit from barter of Dique III parcel 1c)	54	—	42,485	—
Abril	788	209	1,161	912
Other inventories	887	21	2,865	1,106

	17,557	49,964	46,511	62,620

(i)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad a plot of land for the construction of a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery, in guarantee of the operation, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 2 million (which was reduced to US$ 1 million according to the barter agreement in relation to the work advance) and is going to constitute another one for US$ 0.5 million at the time the units are transferred.

As of June 30, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 41 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 4,960 from this transaction.

NOTE 6: TRADE ACCOUNTS PAYABLE

	June 30, 2009		June 30, 2008
	Current	Non Current	Current	Non Current
Suppliers (Exhibit G)	3,796	—	2,931	5,445
Accruals	5,500	—	5,405	—
Related parties (Note 12.a.) (Exhibit G)	9,852	—	4,018	—
Others	1,039	—	196	—

	20,187	—	12,550	5,445

NOTE 7: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	12,981	—	24,261	—
Leases and services advances	972	7	1,927	978

	13,953	7	26,188	978

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Non convertibles notes -2017 (Note 12. a. and 17.1) (Exhibit G)	20,172	569,550	15,964	453,750
Issue expenses (Note 17.1)	(875)	(5,831)	(875)	(6,705)
Bank Loans (1)	72,954	76,453	22,372	81,211
Seller financing (2)	11,633	—	12,934	9,075
Overdrafts	7,736	—	45,030	—

	111,620	640,172	95,425	537,331

(1)	The balance as of June 30, 2009 includes mainly:

a.	Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to the debt for purchase the República building (Note 16.1 and Exhibit G).

b.	Ps. 30,268 as a loan granted by Banco de la Nación Argentina maturing in September 2009 and accruing interest at a rate equivalent to Baibor at 30 days plus 500 basis points.

c.	Ps. 15,090 as a loan granted by Banco Ciudad maturing in November 2009, accruing interest at a rate equivalent to Badlar plus 300 basis points.

(2)	The balance as of June 30, 2009 corresponds to debt for the purchase of Palermo Invest S.A. shares (Note 22.A.1 to the Consolidated Financial Statements – Exhibit G)

NOTE 9: TAXES PAYABLES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
MPIT	3,378	—	—	—
Tax retentions to third parties	1,710	—	874	—
Income tax, net	2,397	—	1,663	—
VAT, net balance	2,740	—	3,242	—
Gross revenue, tax	408	1,138	23	1,138
Provision on tax on shareholders personal assets	2,079	—	2,816	—
Tax facilities for gross revenue	85	417	78	502
Others	27	—	42	—

	12,824	1,555	8,738	1,640

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Loans with shareholders of related parties (Note 12.a.) (Exhibit G)	41,946	21,332	15,284	28,311
Directors’ fees provision (Note 12.a.) (1)	231	—	2,996	—
Less value of acquired contracts (Note 1.5.l)	3,722	1,308	3,811	5,150
Administration and reserve funds	3,343	—	1,881	—
Guarantee deposits (Exhibit G)	2,146	4,408	978	3,763
Present value	—	(164)	—	(285)
Others (Exhibit G)	174	195	661	195

	51,562	27,079	25,611	37,134

(1)	As of June 30, 2009 and 2008, it is disclosed net of advances to Directors for Ps. 10,510 and Ps. 516, respectively.

NOTE 11: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2009	June 30, 2008
Other income:
Recovery of allowance for doubtful accounts and lawsuits	31	—
Others	190	275

Subtotal	221	275

Other expenses:
Tax on shareholders’ personal assets	(3,214)	(5,383)
Donations	(5,000)	(2,023)
Unrecoverable VAT	(3,766)	(708)
Lawsuits contingencies	(4)	(77)
Others	(61)	(266)

Subtotal	(12,045)	(8,457)

Total other expenses, net	(11,824)	(8,182)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of June 30, 2009 and 2008, with subsidiaries, shareholders, affiliated and related companies are as follows:

	June 30, 2009	June 30, 2008
Alto Palermo S.A. (1)
Accounts receivable, net	8,651	2,491
Other current receivables and prepaid expenses	1,596	710
Current investments	20,483	4,393
Non-current investments	297,614	96,008
Current trade accounts payable	3,860	1,700
Other current liabilities	6,580	36
Banco de Crédito y Securitización S.A. (3)
Accounts receivable, net	—	18
Canteras Natal Crespo S.A. (5)
Accounts receivable, net	385	115
Other current receivables and prepaid expenses	1,727	672
Other non-current receivables and prepaid expenses	—	483
Comercializadora Los Altos S.A. (1)
Accounts receivable, net	48	48
Current trade accounts payable	5	5
Consorcio Dock del Plata (4)
Accounts receivable, net	344	—
Other current receivables and prepaid expenses	26	—
Current trade accounts payable	46	—
Consultores Assets Management S.A. (4)
Accounts receivable, net	536	262
Other current receivables and prepaid expenses	5	13
Current trade accounts payable	2	—
Consorcio Libertador S.A. (4)
Accounts receivable, net	518	280
Other current receivables and prepaid expenses	4	17
Current trade accounts payable	115	17
Other current liabilities	—	29
Cresud S.A.C.I.F. y A (2)
Accounts receivable, net	1,127	591
Other current receivables and prepaid expenses	7,570	111
Current trade accounts payable	1,901	617
Current loans	4,458	—
Non-Current loans	61,204	—
Other current liabilities	135	—
Cyrsa S.A. (5)
Accounts receivable, net	2,862	2,038
Other current receivables and prepaid expenses	20	114
Current trade accounts payable	695	867
Inventories - Credit from barter of Caballito	37,939	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	June 30, 2009	June 30, 2008
Directors (4)
Other current receivables and prepaid expenses	160	86
Current trade accounts payables	29	—
Other current liabilities	231	2,996
Other non-current liabilities	8	8
E-commerce Latina S.A. (1)
Accounts receivable, net	18	1
Other current receivables and prepaid expenses	—	1
Current loans	—	3,464
Emprendimiento Recoleta S.A. (1)
Current trade accounts payable	1	1
Estudio Zang, Bergel & Viñes (4)
Other current receivables and prepaid expenses	20	10
Current trade accounts payable	186	2
Other current liabilities	3	242
Fibesa S.A. (1)
Accounts receivable, net	2	—
Current trade accounts payables	3	—
Fundación IRSA (4)
Accounts receivable, net	18	14
Other current receivables and prepaid expenses	3	2
Current trade accounts payable	259	—
Hoteles Argentinos S.A. (1)
Accounts receivable, net	—	974
Other current receivables and prepaid expenses	21	—
Other current liabilities	762	601
Inversora Bolívar S.A. (1)
Accounts receivable, net	3,475	1,429
Other current receivables and prepaid expenses	28,728	5,555
Other non-current receivables and prepaid expenses	39,644	61,206
Current trade accounts payable	2,184	520
Other current liabilities	22	28
Llao – Llao Resorts S.A. (1)
Accounts receivable, net	1,734	581
Other current receivables and prepaid expenses	196	30,910
Other non-current receivables and prepaid expenses	45,466	6,131
Other non-current liabilities	6	5
Museo de los niños (4)
Accounts receivable, net	20	21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	June 30, 2009	June 30, 2008
Nuevas Fronteras S.A. (1)
Accounts receivable, net	152	—
Other current receivables and prepaid expenses	1	1
Current trade accounts payable	2	114
Other current liabilities	19	—
Other non-current liabilities	4,565	—
Palermo Invest S.A. (1)
Accounts receivable, net	66	38
Other current receivables and prepaid expenses	6,068	5,313
Panamerican Mall S.A. (1)
Accounts receivable, net	69	—
Other current receivables and prepaid expenses	1	15
Patagonian Investment S.A. (1)
Accounts receivable, net	54	26
Pereiraola S.A.I.C.I.F. (1)
Accounts receivable, net	39	22
Advances to personnel (4)
Other current receivables and prepaid expenses	285	229
Current trade accounts payable	23	27
Puerto Retiro S.A. (5)
Accounts receivable, net	78	47
Quality Invest S.A. (1)
Accounts receivables, net	12	—
Other current receivables and prepaid expenses	2	—
Ritelco S.A. (1)
Other current receivables and prepaid expenses	24	14
Current trade accounts payable	—	146
Other current liabilities	34,424	14,348
Other non-current liabilities	16,753	28,298
Rummaala S.A. (5)
Accounts receivable, net	7	174
Other current receivables and prepaid expenses	1	5
Current trade accounts payable	43	—
Shopping Alto Palermo S.A. (1)
Accounts receivable, net	1	—
Other current receivables and prepaid expenses	20	—
Current trade accounts payable	27	2
Other current liabilities	1	—
Solares de Santa María S.A. (1)
Accounts receivable, net	869	533
Other current receivables and prepaid expenses	26	4,150
Other non-current receivables and prepaid expenses	9,687	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	June 30, 2009	June 30, 2008
Tarshop S.A. (1)
Accounts receivable, net	3,283	122
IRSA International LLC (1)
Other current receivables and prepaid expenses	577	—
Current trade accounts payable	462	—
Tyrus S.A.(1)
Other current receivables and prepaid expenses	5,040	—
Current trade accounts payable	9	—

(1)	Subsidiary (direct or indirect)

(2)	Shareholder

(3)	Affiliated (direct or indirect)

(4)	Related party

(5)	Direct or indirect joint control

b.	Results on subsidiary, shareholder, affiliated and related parties during the fiscal years ended June 30, 2009 and 2008 are as follows:

	Year	Sales and services fee	Leases earned	Leases Lost	Interest earned	Fees	Interest Lost	Finance Expenses
Related Parties
Palermo Invest S.A. (1)	2009	—	—	—	755	—	—	—
	2008	—	—	—	577	—	—	—
Inversora Bolivar S.A. (1)	2009	2,623	—	(2,056)	7,186	—	—	—
	2008	—	—	324	7,927	—	—	—
Alto Palermo S.A. (APSA) (1)	2009	2,117	—	—	50,277	—	—	—
	2008	636	—	—	7,630	—	—	—
Canteras Natal Crespo S.A. (4)	2009	96	—	—	166	—	—	—
	2008	—	—	—	90	—	—	—
Cresud S.A.C.I.F. y A. (2)	2009	573	—	—	—	—	(6,602)	—
	2008	372	—	—	—	—	—	—
Hoteles Argentinos S.A. (1)	2009	—	—	—	47	—	—	—
	2008	—	—	—	229	—	—	—
Llao Llao Resorts S.A. (1)	2009	—	142	—	4,080	—	—	—
	2008	—	132	—	3,271	451	—	—
E-Commerce S.A. (1)	2009	—	—	—	—	—	(484)	—
	2008	—	—	—	—	4	—	318
Rummaala S.A. (4)	2009	—	—	—	—	—	—	—
	2008	—	—	—	81	—	—	—
Ritelco S.A. (1)	2009	—	—	—	—	—	(1,539)
	2008	—	—	—	66	—	—	1,729
Patagonian Investment S.A. (1)	2009	—	—	—	—	—	—	—
	2008	—	—	—	116	—	—	—
Tarshop S.A. (1)	2009	158	1,602	—	—	—	—	—
	2008	157	1,495	—	—	96	—	—
Advances to personnel (3)	2009	—	—	(34)	15	—	—	—
	2008	—	—	—	15	—	—	—
Estudio Zang, Bergel & Viñes (3)	2009	—	—	—	—	1,473	—	—
	2008	—	—	—	—	1,187	—	—
Directors (3)	2009	—	—	—	—	10,626	—	—
	2008	—	—	—	—	3,862	—	—
CYRSA S.A. (4)	2009	—	450	—	—	—	—	—
	2008	—	—	—	6	—	—	—
Nuevas Fronteras S.A. (1)	2009	—	—	—	—	—	(339)	—
	2008	—	—	—	—	—	—	—
Solares de Santa María S.A. (1)	2009	—	—	—	949	—	—	—
	2008	—	—	—	138	—	—	—
Consorcio Libertador S.A. (3)	2009	124	9	—	—	—	—	—
	2008	—	—	—	565	—	—	—

Total 2009		5,691	2,203	(2,090)	63,475	12,099	(8,964)	—

Total 2008		1,165	1,627	324	20,711	5,600	—	2,047

(1)	Subsidiary (direct or indirect)

(2)	Shareholder / Subsidiary’s shareholder

(3)	Related party

(4)	Direct or indirectly joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

c.	The composition of loss on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	June 30, 2009	June 30, 2008
Gain on equity investees	83,219	710
Gain on purchase of notes of APSA (Note 17.3)	92,648	—
Accrual of financial results from notes of APSA (Note 17.3)	(6,391)	—
Amortization of goodwill and lower/higher purchase values/acquisition expenses	1,817	1,884
Difference exchange notes of APSA	6,201	—
Eliminations of intercompany results	—	(14,541)
Accelerated depreciation of debt issuance costs of notes of APSA	(1,423)	—

	176,071	(11,947)

NOTE 13: COMMON STOCK

a.	Common stock

As of June 30, 2009, common stock was as follows:

		Approved by		Date of record with the Public Registry of
	Par Value	Body	Date	Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.

(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Comercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.1.

NOTE 14: RESTRICTED ASSETS

The Company has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755. The Company also carries a mortgage loan granted by Banco Macro for the acquisition of the building designated as “Edificio República” (See Note 21.A.iii to the Consolidated Financial Statements).

During the fiscal year the company signed preliminary sales contracts related to “Caballito Nuevo” (Note 5).

NOTE 15: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at year-end
Non-current deferred assets and liabilities
Cash and Banks	175	(275)	(100)
Investments	61,544	(436)	61,108
Accounts receivable, net	115	2,350	2,465
Other receivables and prepaid expenses	669	(1,584)	(915)
Inventories	(6,098)	1,899	(4,199)
Fixed assets, net	(3,558)	(52,413)	(55,971)
Financial loans	(2,652)	305	(2,347)
Salaries and social security payable	22	98	120
Other liabilities	6,570	507	7,077
Tax loss carryfowards	843	(843)	—

Total net deferred assets	57,630	(50,392)	7,238

Net assets at year end derived from the information included in the above table amount to Ps. 7,238.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the years ended June 30, 2009 and 2008, respectively:

Items	06.30.09	06.30.08
Pretax income	224,419	59,485
Statutory income tax rate	35%	35%

(Income tax expense at statutary tax rate on pretax income)	78,547	20,820
- Restatement into constant currency	12,271	2,355
- Donations	1,750	157
- (Gain) loss on equity investees	(30,219)	4,182
- Elimination of intercompany results	—	(5,089)
- Loss on sales of equity investees	—	(198)
- Tax on personal assets	1,125	1,884
- Previous year differences	1,467	—
- Sundry permanent differences	843	385

- Income tax and deferred tax charge for the year	65,784	24,496

- MPIT charge for the year	—	(19,886)

Income and MPIT expense	65,784	4,610

NOTE 16: ACQUISITIONS, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Acquisition of República Building

In April 2008, the company acquired a building known as “República Building”, a property located in Tucumán 1, Buenos Aires. The company paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

The Company consulted with the Argentine Antitrust Commission as regards the need to notify such operation as one of economic concentration. The Argentine Antitrust Commission resolved that, in effect, such operation had to be reported and the Company challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

2.	Acquisition and sale of the Bouchard Building

In March 2007, the company acquired the building known as “Bouchard Plaza” (including in place leases contracts) for an aggregate purchase price of US$ 84 million.

In April, 2008 the notice of the operation was filed with the Argentine Antitrust Commission. As of the date of these financial statements the commission has not issued the resolution yet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

2.	(Continued)

In January, 2008, the Company sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) and the undivided 29.85% interest in Bouchard Plaza Building (including in place leases contracts) for an aggregate price of US$34.4 million. The gain on the sale was of Ps. 19.0 million. The operation was authorized by the enforcement authority on June 10, 2009.

3.	Acquisition of a plot of land in Luján

In May 2008 the Company and Birafriends S.A. entered into a preliminary purchase contract with transfered which IRSA was committed itself to acquire a plot of land located in the Luján, Province of Buenos Aires, for a total purchase price of US$3,0 million paying at the time of signing the contract the amount of US$1.2 million. The remaining balance will be paid at the time of the deed. On December 2008, the Company assigned the preliminary purchase contract to Cresud S.A.C.I.F y A. to which it transferred the land and the related liability.

4.	Barter transaction with Cyrsa

The Company signed with Cyrsa a deed of exchange for US$12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa’s election.

As consideration Cyrsa paid US$0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$12.6 million.

This transaction generated a gross result before taxes of Ps. 29,081 which was eliminated in accordance with the ownership of Cyrsa.

5.	Acquisition of 50% of Torre Bankboston

In August 2007, the Company acquired the 50% of the building known as “Tower BankBoston” (including in place leases) located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires for a total consideration of US$54 million (Exhibit B). This acquisition has been accounted as a business combination (See Note 1.5.l.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

5.	(Continued)

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the company challenged this ruling judicially. As of the date of these financial statements there was no final sentence as to this matter.

6.	Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place contracts) of the “Palacio Alcorta” (also know as “Museo Renault”) for the total consideration of US$ 3.2 million (Exhibit B). This acquisition has been accounted for as a business combination. (See Note 1.5.l.).

7.	Purchase of Manibil S.A.’s shareholding

In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

8.	Sales of Buildings

In the course of the last nine months, the Company conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 20,315 square meters in exchange for a total of Ps. 201.3 million. The gross income generated by these transactions amounted to Ps. 119.4.

NOTE 17: ISSUANCE OF NOTES PROGRAM

1.	Issuance of non convertible notes

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of June 30, 2009 the notes are net of issuance cost amounting to Ps. 875 current and Ps. 5,831 non-current.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17: (Continued)

2.	Convertible notes into common shares

In November 2002, the Company issued Convertible Notes into shares (IRSA-NOC-2007) for a nominal value of US$100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1.8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible note and the option to purchase additional shares matured in November 2007.

Convertible notes amounting US$99.9 million were converted until its maturity. Therefore, the Company issued 183,380,366 common stock. In addition, the Company issued 183,296,821 common stock in exchange of US$119.9 million as a result of the conversion of warrants.

3.	Purchase of Alto Palermo’s Notes

During this fiscal year, the Company bought Alto Palermo notes (Nominal Value US$120 million and due 2017), for US$39.6 million in par value at an average US$0.46 quoted price. The total amount paid was US$19.3 million. This transaction generated Ps. 74,285 income.

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$8.2 million. This transaction generated Ps. 18,363 income.

NOTE 18: RELEVANT FACTS

1.	Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

•	To apply 5% of the net income for the year ended June 30, 2008 to the Legal Reserve;

•

That the balance of the net income of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from where it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company’s reality. It is, therefore, essential to protect the shareholders’ interests from the sudden fluctuations of quotation prices;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

•

That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to Ps. 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

2.	Acquisition of company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 78,181,444 additional shares of the Company. Consequently, Cresud’s share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 55,64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

3.	Financial and capital market situation

As from the last months of year 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident world economic deceleration, situation that gradually went reverting in the last months.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds, which recovered its value significantly during the first semester of 2009. Furthermore the markets also showed rise in interest rates, country risk and rates of exchange.

The Company’s management is monitoring and evaluating the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt in real time the necessary measures to soften the effects of this global situation to protect the assets of the Company.

In connection with the quotation value of shares issued of the Company and its subsidiaries, the Company’s management reported that the quotation price of its shares has also been affected, in the understanding that such fall (although IRSA’s shares were increasing during year) does not coincide yet with the Company’s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Specifically, Banco Hipotecario’s listed shares have shown a decline in value in the period, although shares were increasing its value during year Management estimates that such variation is not an indication of Banco Hipotecario’s current operating performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

The factors considered by the Company include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) the Company’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) BHSA business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

NOTE 19: SUBSEQUENT EVENTS

1.	Spin-off – Merger: Palermo Invest S.A., Inversora Bolívar S.A. and Patagonian Investment S.A.

On July 30, 2009, the Company’s Board of Directors adopted a resolution to start with the preparation of all documentation required in order to proceed with: (i) a spin-off/merger procedure with Inversora Bolívar SA, hereinafter “IBOSA” and Palermo Invest SA, hereinafter “PISA” (both of which are subsidiaries in which the Company exert a direct and indirect 100% control), whereby both IBOSA and PISA will each apply a part of their equity to the formation of new companies and the balance will be taken over by IRSA under a merger by absorption; and (ii) a merger by absorption procedure with Patagonian Investment SA, hereinafter “PAISA” (a subsidiary in which the Company exert a direct and indirect 100% control), whereby IRSA would be the acquirer and PAISA would be the target. In view of the above, the Board has requested that special balance sheets for merger purposes be prepared as of June 30, 2009 in order to assess the merits of the reorganization process described, with the reorganization date proposed to be July 1, 2009.

2.	Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal years beginning on July 1, 2008

and ended June 30, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

					Depreciation
						For the year
Items	Value as of beginning of year	Additions and Transfers	Deductions and Transfers	Value as of end of year	Accumulated as of beginning of year	Increase, decreases and Transfers	Amount (1)	Accumulated as of end of year	Allowances for impairment (2)	Net carrying value as of June 30, 2009	Net carrying value as of June 30, 2008
Work in progress	1,211	364	—	1,575	—	—	—	—	—	1,575	1,211
Machinery, equipment and computer equipment	6,611	329	—	6,940	5,742	—	586	6,328	—	612	869
Furniture and fixtures	1,719	297	—	2,016	1,661	—	46	1,707	—	309	58
Leasehold improvements	6,753	—	—	6,753	6,534	—	96	6,630	—	123	219
Advances for fixed assets	39	68	(50)	57	—	—	—	—	—	57	39
Vehicles	130	—	—	130	104	—	26	130	—	—	26

Subtotal other fixed assets	16,463	1,058	(50)	17,471	14,041	—	754	14,795	—	2,676	2,422

Properties:
Edificio República	229,910	334	50	230,294	1,143	—	4,673	5,816	—	224,478	228,767
Torre Bankboston (3)	174,339	5	(5,266)	169,078	2,581	(183)	2,887	5,285	—	163,793	171,758
Bouchard 551	160,657	—	—	160,657	5,431	—	2,328	7,759	—	152,898	155,226
Dique IV	—	2,687	64,675	67,362	—	—	378	378	—	66,984	—
Bouchard 710	72,460	—	—	72,460	5,155	—	1,022	6,177	—	66,283	67,305
Maipú 1300	52,693	23	—	52,716	11,664	—	1,382	13,046	—	39,670	41,029
Libertador 498	51,152	—	(14,808)	36,344	11,520	(3,628)	1,253	9,145	—	27,199	39,632
Costeros Dique IV	23,337	—	—	23,337	3,050	—	588	3,638	—	19,699	20,287
Edificios Costeros (Dique II)	21,184	—	—	21,184	3,262	—	549	3,811	—	17,373	17,922
Dock del Plata	26,944	30	(13,608)	13,366	1,290	(1,044)	429	675	—	12,691	25,654
Suipacha 652	17,010	—	—	17,010	5,170	—	452	5,622	—	11,388	11,840
Museo Renault (4)	8,503	—	—	8,503	95	—	255	350	—	8,153	8,408
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(3,589)	5,173	4,100
Avda. de Mayo 595	7,339	—	—	7,339	2,382	—	234	2,616	—	4,723	4,957
Libertador 602	3,486	—	—	3,486	754	—	99	853	—	2,633	2,732
Constitución 1111	1,338	—	—	1,338	355	—	43	398	—	940	983
Sarmiento 517	485	—	—	485	55	—	18	73	(57)	355	363
Madero 1020	974	—	(566)	408	278	(186)	47	139	—	269	696
Rivadavia 2768	334	—	—	334	65	—	26	91	—	243	269
Work in progress Dique IV	36,387	28,288	(64,675)	—	—	—	—	—	—	—	36,387
Laminar Plaza	33,513	—	(33,513)	—	5,171	(5,805)	634	—	—	—	28,342
Reconquista 823	24,764	—	(24,764)	—	6,319	(6,811)	492	—	—	—	18,445
Avda. Madero 942	3,277	—	(3,277)	—	992	(1,038)	46	—	—	—	2,285
Torre Renoir I	1,520	—	(1,520)	—	29	(29)	—	—	—	—	1,491
Store Cruceros	293	—	(293)	—	16	(21)	5	—	—	—	277

Subtotal properties	960,661	31,367	(97,565)	894,463	66,777	(18,745)	17,840	65,872	(3,646)	824,945	889,155

Total as of June 30, 2009	977,124	32,425	(97,615)	911,934	80,818	(18,745)	18,594	80,667	(3,646)	827,621

Total as of June 30, 2008	620,910	441,325	(85,111)	977,124	65,350	(2,584)	18,052	80,818	(4,729)		891,577

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H

(2)	Disclosed net of depreciation for the year amounting to Ps. 10 (Exhibit H) and allowances for impairment recovery for Ps. 1,073.

(3)	Includes Ps. 5,899 and Ps. 6,295 as of June 30, 2009 and 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).

(4)	Includes Ps. 3,276 and Ps. 3,438 as of June 30, 2009 and 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the fiscal years beginning on July 1, 2008

and ended June 30, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

		Original Value			Amortization
	Value as of beginning of year	Additions	(Deductions)	Value as of year end	Accumulated as of beginning of year	Deductions	Amount (1)	Accumulated as of end of year	Net carrying value as of June 30, 2009	Net carrying value as of June 30, 2008
Intangible Assets – savings expenses
- Torre BankBoston	5,767	—	(123)	5,644	1,627	(22)	1,744	3,349	2,295	4,140
- Museo Renault	198	—	—	198	46	—	79	125	73	152
- Edificio República	555	—	—	555	4	—	256	260	295	551

Totals as of 06.30.09	6,520	—	(123)	6,397	1,677	(22)	2,079	3,734	2,663

Totals as of 06.30.08	—	6,520	—	6,520	—	—	1,677	1,677		4,843

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

						Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Currency	P.V.	Amount	Book value as of June 30, 2009	Book value as of June 30, 2008	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity	(1) Interest in capital stock
Current Investment
Government bonds (2)	US$	0.003	400	1	1
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	168,250	165	259

Total current investments as of June 30, 2009				166

Total current investments as of June 30, 2008					260

(1)	Not informed because the equity interest is less than 5%.

(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2009	Book value at June 30, 2008	Issuer’s information (1)									Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)		Income (loss) for the year		Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,641,168	1,293	1,308	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	06.30.09		3,282		(170)		2,707	50.00%
	Irrevoc. Contrib.			60	—
	Higher Inv. Value			7,553	7,553
Palermo Invest S.A.(1)	Common 1 vote	0.001	76,685,772	142,036	165,353	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.09		78,251		(23,792)		183,791	98.00%
	Higher Inv. Value			28,682	30,018
	Purchase expenses			464	480
	Goodwill			(40,355)	(42,308)
Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,840	19,003	20,803	Hotel operations	Av. Córdoba 680, Buenos Aires	06.30.09		19,209		(2,250)		23,754	80.00%
	Higher Inv. Value			1,424	1,555
	Purchase expenses			35	38
Alto Palermo S.A. (2)	Common 1 vote	0.001	49,537,175	482,764	536,255	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.09		78,206		(22,059)		765,859	63.34%
	Goodwill			(40,816)	(43,453)
	Higher Inv. value			113,093	22,058
Patagonian Investment S.A.	Common 1 vote	0.001	4,204,415	6,806	3,368	Real estate investments	Florida 537 floor 18, Buenos Aires	06.30.09		4,321		3,014		7,055	97.30%
	Irrevoc. Contrib			58	48
	Purchase expenses			1	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	4,792	11,465	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.09		28,495		(13,346)		9,583	50.00%
	Purchase expenses			162	174
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,127	5,444	Banking	Tte. Gral Perón 655, Buenos Aires	06.30.09	(4)	62,500	(4)	7,533	(4)	122,916	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970,394	196,984	191,518	Investments	Zabala 1422, Montevideo, Uruguay	06.30.09		66,970		5,453		224,541	100.00%
	Irrevoc. Contrib.			27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	130,272	125,519	Banking	Reconquista 151 floor 1, Buenos Aires	06.30.09	(4)	1,500,000	(4)	82,974	(4)	2,662,737	5.00%
	Goodwill			(2,162)	(2,116)
	Higher Inv. Value			36
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(839)	(398)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	06.30.09		300		(882)		(1,677)	50.00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A.	Common 1 vote	0.001	46,687,768	111,219	4,137	Acquisition, building	Bolivar 108 floor 1, Buenos Aires	06.30.09		132,043		62,095		328,846	35.36%
	Irrevoc. Contrib.			4,929
Quality Invest S.A.	Common 1 vote	0.001	95,000	41	90	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.09		100		(51)		43	95.00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount		Book value at June 30, 2009	Book value at June 30, 2008	Issuer’s information (1)						Interest in Capital Stock (1)
							Main Activity	Legal Address	Last financial statement
									Date	Capital stock (par value)	Income (loss) for the year	Shareholders’ equity
E-Commerce Latina S.A.	Common 1 vote	0.001		2,539,250	55,370	3,353	Direct or indirect	Florida 537 floor 18, Buenos Aires	06.30.09	2,716	55,408	60,333	93.49%
	Irrevoc. Contrib				1,039	135	interest in companies
							related to
							communication media
Rummaala S.A. (5)	Common 1 vote	0.001		4,314,719	3,493	3,829	Acquisition, building	Moreno 877 floor 21, Buenos Aires	06.30.09	43,147	(3,357)	34,934	10.00%
CYRSA S.A. (5)	Common 1 vote	0.001		26,167,857	6,056	3,850	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.09	52,336	(4,835)	41,192	50.00%
	Purchase expenses				1	1
Solares de Santa María S.A.	Common 1 vote	0.001		283,427,390	116,405	116,931	Real estate investments	Bolívar 108 floor 1, Buenos Aires	06.30.09	314,919	(584)	314,362	90.00%
Financel Communications S.A.	Common 1 vote	0.001	(6)	—	—	4	Promotion and management	Bolívar 108 floor 1, Buenos Aires	06.30.09	300	(2)	5	80.00%
							of electronic payment
							of goods and services
Manibil S.A.	Common 1 vote	0.001		23,897,880	25,322	(394)	Real estate investment	Del Libertador Ave. 498 floor 10 of. 6	06.30.09	48,772	3,306	51,678	49.00%
	Irrevoc. Contrib				—	23,892	and building
	Purchase expenses				10	10
Tyrus S.A.	Common 1 vote	0,001		1,600,000	(6,967)	—	Investment	Colonia 810/403 Montevideo, Uruguay	06.30.09	1,600	(19,899)	53,542	100.00%
	Irrevoc. Contrib				73,358	—
	Goodwill				(46)	—
	Purchase expenses				21	—
Advances for share purchases (Exhibit G)					3,994	4,592

Total non-currents investments as of June 30, 2009					1,483,219

Total non-currents investments as of June 30, 2008						1,227,614

(1)	These holdings do not include irrevocable capital contributions.

(2)	Quotation price of APSA’s shares at June 30, 2009 is Ps. 4.80. Quotation price of APSA’s shares at June 30, 2008 is Ps. 11.50

(3)	Quotation price of Banco Hipotecario’s shares at June 30, 2009 is Ps. 0,85. Quotation price of Banco Hipotecario’s shares at June 30, 2008 is Ps. 1,13

(4)	The amounts pertain to the audited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the audited financial statements to generally accepted accounting principles in Argentina.

(5)	See Note 22 A.2. to the consolidated financial statements.

(6)	At December 31, 2008 the Company sold all shares of Financel Communications S.A.. At June 30, 2008 the Company holds 240,000 shares

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of June 30, 2009	Value as of June 30, 2008
Other Current Investments
Mutual funds (Exhibit G) (1)	86,958	20,338
Stock Shares, in foreign currency (Exhibit G) (2)	13,147	—
APSA Note 2012 (Note 12.a.) (2)	13,290	—
Note APSA 2012 – Accrued interest ( Note 12.a.) (2)	231	—
Note APSA 2017 – Accrued interest ( Note 12.a. and Exhibit G) (2)	1,613	—
Convertible Note APSA 2014 – Accrued interest ( Note 12.a. and Exhibit G) (2)	5,349	4,393

Total current investments as of June 30, 2009	120,588

Total current investments as of June 30, 2008		24,731

Other Non-current Investments
Pilar	3,408	3,408
Luján	—	9,510
Torres Jardín IV	3,030	3,030
Padilla 902 (3)	—	101

Subtotal undeveloped parcels of lands	6,438	16,049

APSA Note 2012 (Note 12.a.) (4)	11,117	—
Convertible Note APSA 2014 (Note 12.a. and Exhibit G) (4)	120,510	96,008
APSA Note 2017 (Note 12.a. and Exhibit G) (4)	73,529	—
Others investments	—	544
Art works	40	40

Subtotal others investments	205,196	96,592

Total other non-current investments as of June 30, 2009	211,634

Total other non-current investments as of June 30, 2008		112,641

(1)	Includes as of June 30, 2009 and 2008, Ps. 2,437 and 3,027, respectively, corresponding to mutual funds not considered cash equivalent for purposes of presenting the statement of cash flows.

(2)	Not considered as cash for the statement of cash flows purposes.

(3)	Net of the allowance for impairment amounting to Ps. 259 as of June 30, 2008.

(4)	See Note 23.1. and 2. to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal year beginning on July 1, 2008 and

ended June 30, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of June 30, 2009	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for doubtful accounts (1)	632	6,599	(179)	7,052	632
Allowance for impairment of fixed assets (2)	4,729	—	(1,083)	3,646	4,729
Allowance for impairment of undeveloped plots of land (4)	259	—	(259)	—	259

Subtotal of June 30, 2009	5,620	6,599	(1,521)	10,698

Subtotal of June 30, 2008	7,985	301	(2,666)		5,620

Included from liabilities:
Provision for contingencies (3)	67	—	(4)	63	67

Subtotal as of June 30, 2009	67	—	(4)	63

Subtotal as of June 30, 2008	6	77	(16)		67

(1)	Increases are disclosed in Exhibit H. The decreases are related to uses.

(2)	The decreases are related to the depreciation of the year for Ps. 10. (See Exhibit H) and allowances for impairment recovery for Ps.1,073.

(3)	Increases are disclosed in Note 11. The decreases are related to uses.

(4)	The decreases are related to the transfer of inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of June 30, 2009	Total as of June 30, 2008
I. Cost of sales
Stock as of beginning of year	109,131	113,508
Plus:
Purchases for the year	276	95
Barter Caballito plot of land	—	37,939
Expenses (Exhibit H)	5,073	2,940
Transfer from undeveloped parcels of land	101	9,222
Transfer from fixed assets (1)	78,870	92,266
Less:
Stock as of fiscal year-end	(67,521)	(109,131)

Subtotal	125,930	146,839

Plus:
Gain from valuation of inventories at net realizable value	11,915	2,543

Cost of properties sold	137,845	149,382

II. Cost of leases and services
Expenses (Exhibit H)	24,191	19,710

Cost of leases and services	24,191	19,710

Total costs of sales, leases and services	162,036	169,092

(1)	As of June 30, 2009 are related to:

(a) Libertador 498	Ps.	11,180
(b) Dock del Plata	Ps.	12,564
(c) Torre BankBoston	Ps.	5,083
(d) Madero 942	Ps.	2,239
(e) Edificio Crucero	Ps.	272
(f) Madero 1020	Ps.	380
(g) Laminar	Ps.	27,708
(h) Renoir	Ps.	1,491
(i) Reconquista 823	Ps.	17,953

As of June 30, 2008 are related to:

(a) Bouchard 551	Ps.	91,364
(b) Madero 1020	Ps.	902

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2009 and June 30, 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of June 30, 2009	Total as of June 30, 2008
Assets
Current assets
Cash and banks
Cash on hand	US$	5	3.7570	18	10
Cash on hand	Euros	5	5.2677	28	18
Cash on hand	Pounds	—	6.1769	2	2
Cash on hand	Real	1	1.7500	2	2
Banks accounts	US$	3,506	3.7570	13,171	69,356
Banks accounts	Euros	117	5.2677	619	552
Investments
Government bonds	US$	—	3.7570	1	1
Mutual Funds	US$	23,145	3.7570	86,958	20,338
Accrued interest Convertible Note APSA 2014	US$	1,409	3.7970	5,349	4,393
Accrued interest Note APSA 2017	US$	425	3.7970	1,613	—
Stock shares	US$	3,499	3.7570	13,147	—
Account receivable, net
Account receivable, net	US$	5,694	3.7570	21,393	2,420
Account receivable, net	Euros	—	5.2677	—	7
Related parties	US$	983	3.7970	3,731	1,092
Other receivables and prepaid expenses
Prepaid expenses and services	US$	11	3.7570	40	12
Credit for sales shares	US$	8,985	3.7970	34,115	27,179
Related parties	US$	1,621	3.7970	6,157	178
Guarantee of defaulted credits	US$	1,120	3.7570	4,206	457
Others	US$	55	3.7570	207	—

Total current assets				190,757	126,017

Non-current assets
Account receivable, net
Account receivable, net	U$S	366	3.7570	1,373	266
Other receivables and prepaid expenses
Related parties	US$	2,992	3.7970	11,359	6,132
Guarantee of defaulted credits	US$	—	—	—	3,178
Investments
Advance payments for the acquisition of shares	U$S	—	—	—	597
Convertible Note APSA 2014	U$S	31,738	3.7970	120,510	96,008
Convertible Note APSA 2017	U$S	19,365	3.7970	73,529	—

Total non-current assets				206,771	106,181

Total Assets as of June 30, 2009				397,528

Total Assets as of June 30, 2008					232,198

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	239	3.7970	907	349
Trade accounts payable	Euros	—	—	—	12
Related parties	US$	529	3.7970	2,009	196
Customer advances	US$	2,767	3.7970	10,505	23,969
Short–term debt	US$	15,644	3.7970	59,400	47,805
Other liabilities
Related parties	US$	9,323	3.7970	35,399	14,848
Guarantee deposits	US$	518	3.7970	1,968	839
Other	US$	—	—	—	658

Total current liabilities				110,188	88,676

Non-current liabilities
Trade accounts payable	US$	—	—	—	5,445
Long-term debt	US$	170,135	3.7970	646,003	544,036
Other liabilities
Related parties	US$	5,614	3.7970	21,318	28,298
Guarantee deposits	US$	1,028	3.7970	3,904	3,295

Total non-current liabilities				671,225	581,074

Total liabilities as of June 30, 2009				781,413

Total liabilities as of June 30, 2008					669,750

(1)	Official selling and buying exchange rate as of June 30, 2009 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

Items	Total as of June 30, 2009	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Expenses			Total as of June 30, 2008
						Administrative	Selling	Financing
Interest and indexing adjustments	63,522	—	—	41	(41)	—	—	63,522	50,021
Depreciation and amortization	21,537	19,908	—	—	—	755	—	874	20,604
Directors fees	11,601	—	—	—	—	11,601	—	—	3,862
Salaries, bonuses and social security contributions	12,631	58	74	2,585	(2,585)	12,499	—	—	13,305
Allowances for doubtful accounts	6,599	—	—	—	—	—	6,599	—	301
Fees and payments for services	6,235	53	15	19	(19)	6,167	—	—	7,840
Maintenance of buildings	5,022	4,172	679	6,328	(6,328)	171	—	—	1,409
Taxes, rates and contributions	3,401	—	—	1,598	(1,598)	3,401	—	—	2,469
Gross sales tax	2,848	—	—	24	(24)	—	2,848	—	4,989
Lease expenses	2,904	—	—	13	(13)	2,904	—	—	803
Commissions from property sale charge	5,670	—	4,305	—	—	—	1,365	—	795
Travel expenses	898	—	—	—	—	898	—	—	767
Bank charges	655	—	—	—	—	655	—	—	4,140
Subscriptions and publications	472	—	—	187	(187)	472	—	—	254
Advertising	299	—	—	—	—	—	299	—	520
Traveling, transportation and stationery	337	—	—	33	(33)	337	—	—	433
Insurances	169	—	—	488	(488)	169	—	—	165
Utilities and postage	113	—	—	3,700	(3,700)	113	—	—	163
Training	100	—	—	2	(2)	100	—	—	123
Surveillance	12	—	—	3,356	(3,356)	12	—	—	6
Stock broking charges	129	—	—	—	—	129	—	—	275
Other expenses of personnel administration	—	—	—	139	(139)	—	—	—	233
Others	2,289	—	—	801	(801)	1,148	—	1,141	2,092
Recovery expenses	—	—	—	(19,314)	19,314	—	—	—	—

Total as of June 30, 2009	147,443	24,191	5,073	—	—	41,531	11,111	65,537

Total as of June 30, 2008		19,710	2,940	—	—	34,122	6,605	52,192	115,569

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of June 30, 2009 and June 30, 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2009
Assets
Investments	104,266	—	5,349	8,490	—	6,645	5,558	5,558	—	194,039	225,639	225,639	329,905	40,063	205,156	84,686
Receivables	8,557	6,837	86,124	37,521	8,572	3,195	65,767	429	34,167	207	235,982	242,819	251,376	125,912	111,568	13,896
Liabilities
Short and long-term debt	—	—	58,047	28,526	(219)	25,266	24,610	24,610	24,610	566,342	751,792	751,792	751,792	23,914	682,878	45,000
Other Liabilities	4,909	437	41,116	17,260	1,919	37,884	6,463	21,834	111	225	126,812	127,249	132,158	73,250	7,982	50,926

June 30, 2008
Assets
Investments	21,182	—	4,393	—	—	—	—	—	—	96,008	100,401	100,401	121,583	25,575	96,008	—
Receivables	119,638	5,023	22,395	66,832	2,069	1,321	21,080	94	70	124	113,985	119,008	238,646	122,595	107,626	8,425
Liabilities
Short and long-term debt	—	—	60,775	14,784	—	19,866	28,503	19,428	19,428	469,972	632,756	632,756	632,756	11,166	621,590	—
Other liabilities	12,661	248	22,124	43,279	1,132	3,574	31,111	2,769	339	5,529	109,857	110,105	122,766	79,540	580	42,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	None.

2.	None.

3.	Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		06.30.2009	Current	09.30.2009	12.31.2009	03.31.2010	06.30.2010
Receivables	Account receivable, net	6,790	—	38,663	3	684	21	46,161
	Other receivables and prepaid expenses	47	734	47,461	37,518	7,888	3,174	96,822

	Total	6,837	734	86,124	37,521	8,572	3,195	142,983

Liabilities	Trade accounts payable	—	1,039	19,148	—	—	—	20,187
	Customer advances	—	—	3,410	10,057	243	243	13,953
	Short and long-term debt	—	—	58,047	28,526	(219)	25,266	111,620
	Salaries and social security payable	—	—	4,519	—	472	—	4,991
	Taxes payable	—	—	4,905	5,795	21	2,103	12,824
	Other liabilities	437	3,862	9,134	1,408	1,183	35,538	51,562

	Total	437	4,901	99,163	45,786	1,700	63,150	215,137

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	09.30.2010	12.31.2010	03.31.2011	06.30.2011	09.30.2011	12.31.2011	03.31.2012	06.30.2012	09.30.2012
Receivables	Accounts receivable, net	—	22	23	1,151	24	25	26	27	27	28
	Other receivables and prepaid expenses	7,823	121	24,543	121	39,762	110	108	101	5	3

	Total	7,823	143	24,566	1,272	39,786	135	134	128	32	31

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	7	—	—	—	—	—	—	—	—
	Short and long-term debts	—	(219)	(219)	(219)	25,266	(219)	(219)	(219)	25,266	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	22	23	1,162	24	25	25	26	26	27
	Other liabilities	8	1,145	1,243	399	2,438	142	17,025	—	4,565	—

	Total	8	955	1,047	1,342	27,728	(52)	16,831	(193)	29,857	(192)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

		To be due (Point 3.c.)
Concepts		12.31.2012	03.31.2013	06.30.2013	06.30.2014	06.30.2015	06.30.2016	06.30.2017	06.30.2018	Total
Receivables	Accounts receivable, net	20	—	—	—	—	—	—	—	1,373
	Other receivables and prepaid expenses	3	3	34,110	6	—	201	—	—	107,020

	Total	23	3	34,110	6	—	201	—	—	108,393

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	7
	Short and long-term debts	(219)	(219)	25,266	(875)	(875)	(875)	568,970	—	640,172
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	27	28	29	111	—	—	—	—	1,555
	Other liabilities	—	—	—	—	—	114	—	—	27,079

	Total	(192)	(191)	25,295	(764)	(875)	(761)	568,970	—	668,813

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

		Current			Non-current			Totals
Concepts		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	21,037	25,124	46,161	—	1,373	1,373	21,037	26,497	47,534
	Other receivables and prepaid expenses	52,097	44,725	96,822	95,661	11,359	107,020	147,758	56,084	203,842

	Total	73,134	69,849	142,983	95,661	12,732	108,393	168,795	82,581	251,376

Liabilities	Trade accounts payable	17,271	2,916	20,187	—	—	—	17,271	2,916	20,187
	Customer advances	3,448	10,505	13,953	7	—	7	3,455	10,505	13,960
	Short and long-term debt	52,220	59,400	111,620	(5,831)	646,003	640,172	46,389	705,403	751,792
	Salaries and social security payable	4,991	—	4,991	—	—	—	4,991	—	4,991
	Taxes payable	12,824	—	12,824	1,555	—	1,555	14,379	—	14,379
	Other liabilities	14,195	37,367	51,562	1,857	25,222	27,079	16,052	62,589	78,641

	Total	104,949	110,188	215,137	(2,412)	671,225	668,813	102,537	781,413	883,950

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

		Current			Non-current			Totals
Concepts		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	46,161	—	46,161	1,373	—	1,373	47,534	—	47,534
	Other receivables and prepaid expenses	96,822	—	96,822	107,020	—	107,020	203,842	—	203,842

	Total	142,983	—	142,983	108,393	—	108,393	251,376	—	251,376

Liabilities	Trade accounts payable	20,187	—	20,187	—	—	—	20,187	—	20,187
	Customer advances	13,953	—	13,953	7	—	7	13,960	—	13,960
	Short and long-term debt	111,620	—	111,620	640,172	—	640,172	751,792	—	751,792
	Salaries and social security payable	4,991	—	4,991	—	—	—	4,991	—	4,991
	Taxes payable	12,824	—	12,824	1,555	—	1,555	14,379	—	14,379
	Other liabilities	51,562	—	51,562	27,079	—	27,079	78,641	—	78,641

	Total	215,137	—	215,137	668,813	—	668,813	883,950	—	883,950

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	346	—	45,815	46,161	246	—	1,127	1,373	592	—	46,942	47,534
	Other receivables and prepaid expenses	31,098	5,296	60,428	96,822	79,878	8,600	18,542	107,020	110,976	13,896	78,970	203,842

	Total	31,444	5,296	106,243	142,983	80,124	8,600	19,669	108,393	111,568	13,896	125,912	251,376

Liabilities	Trade accounts payable	—	—	20,187	20,187	—	—	—	—	—	—	20,187	20,187
	Customer advances	—	—	13,953	13,953	—	—	7	7	—	—	13,960	13,960
	Short and long-term debt	36,875	45,000	29,745	111,620	646,003	—	(5,831)	640,172	682,878	45,000	23,914	751,792
	Salary and social security charges	—	—	4,991	4,991	—	—	—	—	—	—	4,991	4,991
	Taxes payable	2,825	—	9,999	12,824	418	—	1,137	1,555	3,243	—	11,136	14,379
	Other liabilities	174	34,173	17,215	51,562	4,565	16,753	5,761	27,079	4,739	50,926	22,976	78,641

	Total	39,874	79,173	96,090	215,137	650,986	16,753	1,074	668,813	690,860	95,926	97,164	883,950

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 12).

Current accounts receivable net

June 30, 2009
Related parties:
Alto Palermo S.A.	8,651
Inversora Bolívar S.A.	3,475
Tarshop S.A.	3,283
Cyrsa S.A.	2,862
Llao Llao Resorts S.A.	1,734
Cresud S.A.C.I.F. y A.	1,127
Solares de Santa Maria S.A	869
Consultores Assets Management S.A.	536
Consorcio Libertador S.A.	518
Canteras Natal Crespo S.A.	385
Consorcio Dock del Plata	344
Nuevas Fronteras S.A.	152
Puerto Retiro S.A.	78
Panamerican Mall S.A.	69
Palermo Invest S.A.	66
Patagonian Investments S.A.	54
Comercializadora Los Altos S.A.	48
Pereiraola S.A.I.C.I.F.	39
Museo de los Niños	20
E-Commerce Latina S.A.	18
Fundación IRSA	18
Quality Invest S.A	12
Rummaala S.A.	7
Fibesa S.A.	2
Shopping Alto Palermo S.A.	1

TOTAL	24,368

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Other current receivables and prepaid expenses

June 30, 2009
Related parties:
Inversora Bolívar S.A.	28,728
Cresud S.A.C.I.F. y A.	7,570
Palermo Invest S.A.	6,068
Tyrus S.A.	5,040
Canteras Natal Crespo S.A.	1,727
Alto Palermo S.A.	1,596
IRSA International LLC	577
Advances to managers, directors and other staff of the company	285
Llao-Llao Resorts S.A.	196
Directors	160
Consorcio Dock del Plata	26
Solares de Santa María S.A.	26
Ritelco S.A.	24
Hoteles Argentinos S.A.	21
Estudio Zang, Bergel & Viñes	20
Cyrsa S.A.	20
Shopping Alto Palermo S.A.	20
Consultores Assets Management S.A.	5
Consorcio Libertador S.A.	4
Fundación IRSA	3
Quality Invest S.A.	2
Panamerican Mall S.A.	1
Nuevas Fronteras S.A.	1
Rummalaa S.A.	1

TOTAL	52,121

Other non-current receivables and prepaid expenses

June 30, 2009
Related parties:
Inversora Bolivar S.A.	39,644
Llao Llao Resorts S.A.	45,466
Solares de Santa María S.A.	9,687

TOTAL	94,797

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Current investments

June 30, 2009
Related parties
Alto Palermo S.A.	20,483

TOTAL	20,483

Non-Current investments

June 30, 2009
Related parties:
Alto Palermo S.A.	297,614

TOTAL	297,614

Non-current inventories

June 30, 2009
Related parties
Cyrsa S.A.	37,939

Total	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Current trade accounts payable

June 30, 2009
Related parties
Alto Palermo S.A.	3,860
Inversora Bolívar S.A.	2,184
Cresud S.A.C.I.F. y A.	1,901
Cyrsa S.A.	695
IRSA International LLC	462
Fundación IRSA	259
Estudio Zang, Bergel & Viñes	186
Consorcio Libertador S.A.	115
Consorcio Dock del Plata	46
Rummaala S.A.	43
Directors	29
Shopping Alto Palermo S.A.	27
Advances to managers, directors and other staff of the company	23
Tyrus S.A.	9
Comercializadora Los Altos S.A.	5
Fibesa S.A.	3
Nuevas Fronteras S.A.	2
Consultores Assets Management S.A.	2
Emprendimiento Recoleta S.A.	1

TOTAL	9,852

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	(Continued)

Other current liabilities

June 30, 2009
Related Parties
Ritelco S.A.	34,424
Alto Palermo S.A.	6,580
Hoteles Argentinos S.A.	762
Directors	231
Cresud S.A.C.I.F.y A.	135
Inversora Bolivar S.A.	22
Nuevas Fronteras S.A.	19
Estudio Zang, Bergel & Viñes	3
Shopping Alto Palermo S.A.	1

TOTAL	42,177

Other non-current liabilities

June 30, 2009
Related Parties
Ritelco S.A.	16,753
Nuevas Fronteras S.A.	4,565
Llao Llao Resorts S.A.	6
Guarantee Deposits Directors
Directors	8

TOTAL	21,332

6.	Note 12

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the Financial Statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.q. to the Financial Statements.

13.	Insured Assets

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIOS REPUBLICA	76,378	224,478	All operational risk with additional coverage and minor risks
BOUCHARD 551	62,542	152,898	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	39,900	163,793	All operational risk with additional coverage and minor risks
BOUCHARD 710	38,717	66,283	All operational risk with additional coverage and minor risks
LIBERTADOR 498	27,042	27,199	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	21,885	12,691	All operational risk with additional coverage and minor risks
MAIPU 1300	20,758	39,670	All operational risk with additional coverage and minor risks
SUIPACHA 652	13,238	11,388	All operational risk with additional coverage and minor risks
EDIFICIOS COSTEROS (DIQUE II)	12,342	17,373	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,335	19,699	All operational risk with additional coverage and minor risks
DIQUE IV	4,736	66,984	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,105	4,723	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,310	8,153	All operational risk with additional coverage and minor risks
LIBERTADOR 602	911	2,633	All operational risk with additional coverage and minor risks
MADERO 1020	899	269	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	170	243	All operational risk with additional coverage and minor risks
CONSTITUCION 1159	98	5,173	All operational risk with additional coverage and minor risks
CONSTITUCION 1111	98	940	All operational risk with additional coverage and minor risks
SARMIENTO 517	32	355	All operational risk with additional coverage and minor risks

SUBTOTAL	333,496	824,945

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars and they are expressed at official buying exchange rate as of June 30, 2009, in accordance with Banco Nación record.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 13.b. y 16.6 to the Basic Financial Statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Autonomous City of Buenos Aires, September 8, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005
Current Assets	891,869	893,842	1,175,790	481,788	389,735
Non-Current Assets	4,044,118	3,578,130	2,969,109	2,258,333	2,134,691

Total	4,935,987	4,471,972	4,144,899	2,740,121	2,524,426

Current Liabilities	974,890	742,267	652,082	419,228	310,977
Non-Current Liabilities	1,401,054	1,348,812	1,395,693	385,138	515,381

Subtotal	2,375,944	2,091,079	2,047,775	804,366	826,358

Minority interest	464,381	456,715	450,410	449,989	445,839

Shareholders’ Equity	2,095,662	1,924,178	1,646,714	1,485,766	1,252,229

Total	4,935,987	4,471,972	4,144,899	2,740,121	2,524,426

3.	Consolidated result structure as compared with the same period for the four previous years.

	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005
Operating income	295,716	254,842	198,532	201,621	141,111
Amortization of negative goodwill	1,602	1,638	(1,472)	(1,080)	(1,663)
Financial results, net	(136,381)	(76,742)	4,099	(41,381)	(12,217)
Gain (Loss) in equity investments	61,542	(13,209)	40,026	41,657	67,207
Other expenses, net	(8,855)	(5,642)	(14,100)	(18,263)	(14,834)

Net gain before taxes	213,624	160,887	227,085	182,554	179,604
Income tax/ MPIT	(80,334)	(78,112)	(87,539)	(58,791)	(53,207)
Minority interest	25,345	(27,900)	(32,449)	(27,190)	(23,152)

Net income for the year	158,635	54,875	107,097	96,573	103,245

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and In thousands of pesos.

	As of
Real Estate	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005
Apartments & Loft Buildings
Alto Palermo Park	—	—	390	63	—
Torre Renoir II	53,798	56,591	—	—	—
Edificios Cruceros	—	1,262	8,383	10,031	—
Alcorta Plaza (1)	—	—	—	22,969	—
Concepción Arenal y Dorrego 1916	—	49	—	—	—
Minetti D	—	—	—	—	—
Torres de Abasto (1)	319	295	—	—	21
Torres Jardín	554	577	—	—	21
Barrio Chico	2,042	2,359	8,557	—	—
Others	568	—	—	—	—
Residential Communities
Abril / Baldovinos (2) (3)	9,904	4,030	1,124	3,942	3,820
Villa Celina I, II and III	76	—	—	—	—
Undeveloped parcel of lands
Canteras Natal Crespo	29	57	91	75	—
Benavidez	—	—	—	—	—
Caballito	—	19,152	—	22,815	—
Santa María del Plata	—	—	31,000	—	—
Terreno Rosario (1)	7,644	3,428	—	—	—
Agüero 596 (1)	1,041	—	—	—	—
Other
Locales Crucero I	2,006	—	—	—	—
Laminar	74,510	—	—	—	—
Torre BankBoston	6,850	—	—	—	—
Madero 942	6,137	—	—	—	—
Dock del Plata	42,070	—	—	—	—
Libertador 498	36,350	—	—	—	—
Reconquista	31,535	—	—	—	—
Alsina 934	—	—	—	1,833	—
Hotel Piscis	—	—	—	—	1,213
Dique II	—	—	—	—	—
Dique III	—	—	26,206	41,808	23,624
Madero 1020	1,830	476	—	—	3,543
Bouchard 551	—	108,423	—	—	—
Others	3,099	112	—	430	69

	280,362	196,811	75,751	103,966	32,311

(1)	Through Alto Palermo S.A.

(2)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.

(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	June 30, 2009		June 30, 2008		June 30, 2007		June 30, 2006		June 30, 2005
Liquidity ratio
Current Assets	891,869	= 0.91	893,842	= 1.20	1,175,790	= 1.80	481,788	= 1.15	389,735	= 1.25

Current Liabilities	974,890		742,267		652,082		419,228		310,977
Indebtedness ratio
Total liabilities	2,375,944	= 1.13	2,091,079	= 1.09	2,047,775	= 1.24	804,366	= 0.54	826,358	= 0.66

Shareholders’ Equity	2,095,662		1,924,178		1,646,714		1,485,766		1,252,229
Solvency
Shareholders’ Equity	2,095,662	= 0.88	1,924,178	= 0.92	1,646,714	= 0.80	1,485,766	= 1.85	1,252,229	= 1.52

Total liabilities	2,375,944		2,091,079		2,047,775		804,366		826,358
Immobilized Capital
Non-Current Assets	4,044,118	= 0.82	3,578,130	= 0.80	2,969,109	= 0.72	2,258,333	= 0.82	2,134,691	= 0.85

Total Assets	4,935,987		4,471,972		4,144,899		2,740,121		2,524,426

6.	Brief comment on the outlook for the coming year.

See Attached.

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address: Bolívar 108 – 1st floor

Autonomous City of Buenos Aires

C.U.I.T.: 30-52532274-9

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 19 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones and its subsidiaries for the years ended on June 30, 2009 and 2008, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima set out in point 1. present fairly, in all material respects, its financial position at June 30, 2009 and 2008 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries, set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2009, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 650 thousands, which was not claimable at that date.

Autonomous City of Buenos Aires, September 8, 2009.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Andrés Suarez
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 245 Fº 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 21, 2009.